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As filed with the Securities and Exchange Commission on August 11, 2005

Registration No. 333-117124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Atlantic Express Transportation Corp.
(Exact names of registrant as specified in its charter)

New York	4151	13-392-4567
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 North Street
Staten Island, New York 10302-1205
(718) 442-7000
(Address, including zip code, and telephone number, including area code, of each of the registrants' principal executive offices)

Neil J. Abitabilo
Chief Financial Officer
7 North Street
Staten Island, New York 10302-1205
(718) 556-8079
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Zuccaro, Esq.
Latham & Watkins LLP
885 Third Avenue Suite 1000
New York, New York 10022-4802
(212) 906-1200

        Approximate date of commencement of proposed sale to public:    From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common shares, par value $0.01 per share	155,725 shares(2)	$113.48	$17,671,673	$2,079.96(3)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

(2)
In accordance with Rule 415 under the Securities Act, we are also registering an indeterminate number of additional common shares which may be issued from time to time as a result of stock splits, stock dividends and similar events, and the adjustment provisions of the warrants.

(3)
A registration fee of $1,653.44 was previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated August 11, 2005.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

ATLANTIC EXPRESS TRANSPORTATION CORP.

155,725 Common Shares

        This prospectus relates to resales of 155,725 common shares, par value $.01 per share, held by the shareholders identified under the "Selling Shareholders" section of this prospectus. These shareholders may offer and sell from time to time all of the common shares being registered. On April 22, 2004, we issued and sold warrants from which 115,000 common shares are issuable as part of an investment unit consisting of (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant to purchase one common share or (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant to purchase one common share. On March 3, 2005, we issued and sold warrants from which 40,725 common shares are issuable in connection with our issuance of 10% third priority senior secured notes due 2008. We refer to the 12% senior secured notes due 2008, the senior secured floating rate notes due 2008 as the "notes". We refer to the 10% third priority secured notes due 2008 as the "Additional Indebtedness."

        We will not receive any proceeds from the sale of common shares by the selling shareholders. Holders of our common shares are entitled to one vote per share held.

        The common shares are not listed on any national securities exchange and there is no public market for the common shares.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The date of this prospectus is                        , 2005.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Where You Can Find More Information	19
Market Share, Ranking And Other Data	19
Forward-Looking Statements	19
Use of Proceeds	21
Capitalization	22
Selected Consolidated Financial And Other Data	24
Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Business	50
Management	64
Principal Shareholders	68
Selling Shareholders	70
Related Party Transactions	73
Description of Certain Indebtedness	76
The Reorganization	78
Description of Capital Stock	82
Shares Eligible for Future Sale	83
Material United States Federal Income Tax Consequences to Non-United States Holders	84
Plan of Distribution	87
Validity of the Securities	89
Experts	89
Change in Independent Registered Public Accounting Firm	90
Index to Consolidated Financial Statements	F-1

Dealer Prospectus Delivery Obligation

        Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary does not include all information you should consider before participating in this offering. Please review this prospectus in its entirety, including the financial statements and the risk factors before you decide to participate. Unless otherwise indicated, the terms "the company," "our company," "we," "our," "us" and similar expressions refer to Atlantic Express Transportation Corp., a New York corporation, and its predecessors and its subsidiaries. References to "AETG" refer to Atlantic Express Transportation Group Inc., our parent company. References to any "fiscal" year of our company refer to our fiscal year ended or ending on June 30 of such year.

The Company

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,200 vehicles as of March 31, 2005. We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 95.1% of our fiscal 2004 revenue from continuing operations have been with us for over five years.

        We generated revenues from continuing operations of $363.5 million for the fiscal year ended June 30, 2004 and $260.3 million for the nine months ended March 31, 2005 and EBITDA of $108.8 million and $3.8 million for the same periods. See note 2 of "Summary Consolidated Financial and Other Data" for the definition of EBITDA and a reconciliation of net income (loss) to EBITDA. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $11.2 million and $0.8 million for the fiscal year ended June 30, 2004 and the nine months ended March 31, 2005, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million during the fiscal year ended June 30, 2004. We generated a loss from operations of $6.6 million and had net income of $56.8 million, which includes $101.5 million in forgiveness of indebtedness income from continuing operations for the fiscal year ended June 30, 2004, and generated a loss from operations of $12.9 million and sustained a net loss of $31.4 million for the nine months ended March 31, 2005. As of March 31, 2005, we had total assets of $263.6 million and total debt of $166.7 million.

        We derive our revenue from two segments:

        School Bus Operations (87.4% of revenues from continuing operations for the nine months ended March 31, 2005).    We have contracts to provide school bus transportation in 140 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of March 31, 2005, we had a fleet of approximately 5,800 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles.

        Paratransit and Transit Operations (12.6% of revenues from continuing operations for the nine months ended March 31, 2005).    For fiscal 2004, we had contracts to provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. As of March 31, 2005, we operated approximately 400 vehicles to service our paratransit and transit operations for fiscal 2005.

        Our paratransit contract in Arizona ended on December 31, 2004 since we were unsuccessful in rebidding this contract in May 2004. The vehicles used in this contract were provided by the customer and costs and expenses that had been incurred for the contract have ceased, other than wind down expenses not expected to be material. The paratransit contract in Arizona represented approximately 7.7% of our revenues from paratransit and transit operations for the nine months ended March 31, 2005.

Industry Overview

        School Bus Transportation Industry.    The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

  •
  School Enrollment.    We believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong.

  •
  Highly Fragmented Market with Numerous Small Competitors.    Based on industry data and company estimates, we believe that the top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes.

  •
  Privatization Opportunities.    At times municipalities seek to outsource school bus transportation services. We believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which we believe, based on industry data and company estimates, operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

        Paratransit Industry.    Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation

Association, the paratransit market was estimated to be approximately $1.3 billion in 2002 based on annual revenue.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of $308.4 million, or 95.9%, of our revenues from school bus operations for fiscal 2004 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank is now our Chairman of the Board.

        Equity Sponsorship.    Since 1998, GSCP (NJ), Inc., through its affiliates, including GSCP II Holdings (AE), LLC, (collectively, "GSC"), has invested more than $100.0 million of equity in our parent company, AETG. As of April 30, 2005, GSC beneficially owned 83.9% of the common shares of AETG. Founded in 1994, GSC is a private investment firm and a registered investment adviser managing over $7.0 billion of assets.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.6% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%. During fiscal 2004, we successfully renewed or replaced 78.1% of our contracts (based on revenue) that expired in fiscal 2004. These contract renewals had a weighted average increase in pricing of 5.3%, which took effect in fiscal 2005. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2005, resulting in a weighted average increase in pricing of 10.4% for those contracts, which represented 6.3% of our revenues for fiscal 2004. We intend to continue focusing on this strategy going forward.

        The school bus transportation industry is highly competitive. Contracts are generally awarded pursuant to public bidding or a request for proposal ("RFP") process, where price is the primary criteria for a contract award. If we attempt to win contracts through the bidding or RFP process, we compete against many companies in the school bus transportation business, including companies with resources and facilities substantially greater than ours. In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.3% of our revenues from continuing operations for the fiscal year ended June 30, 2004. In addition, our school bus transportation customers have the ability to decrease the number of buses in service or to reduce the number of routes or contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the New York City Department of Education (the "DOE"), which generated approximately $20 million in additional revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses, which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        We expect that there will continue to be substantial competition for contracts and for prospective acquisitions, which may decrease the profitability associated with these contracts and increase the cost of acquisitions.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies or self insured our deductibles with our captive insurance company, Atlantic North Casualty Company. Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003 and $32.5 million in fiscal 2004. We are continually exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into a Memorandum of Understanding (the "MOU") with our company and other school bus transportation providers, and on January 5, 2005 amended the existing contracts whereby the DOE reduced operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contracts. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual losses. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents. Our ability to continue to obtain insurance at affordable premiums also depends upon, among other things, our ability to continue to operate with an acceptable safety record.

        Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case, more fully described under the heading "The Reorganization." We cannot assure you that such increases in insurance and other expenses will not happen again in the future.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We were able to reduce these costs from $1.3 million in fiscal 2002 to $0.4 million in fiscal 2003, a decrease of $0.9 million. We were able to reduce overtime costs from $6.8 million in fiscal 2002 to $3.0 million in fiscal 2003, a decrease of $3.8 million. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. Management will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

The Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North Casualty Company), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million, although we generated annual net losses of up to $14.6 million in the comparable period. In fiscal 2002, our net losses increased significantly to $57.4 million. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts that are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York.

        Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003. On December 24, 2003, our plan of reorganization became effective and we emerged from bankruptcy protection. As part of our emergence from Chapter 11, many of the reorganized debtors obtained exit financing of $145.0 million, including a $100.0 million revolving line of credit and the issuance of senior secured notes of $45.0 million. On April 23, 2004, the exit financing was repaid in full from the net proceeds of the offering of the notes and $6.6 million from our senior credit facility.

        Our company was a public reporting company prior to our Chapter 11 bankruptcy case. On September 26, 2002, we filed a Form 15 with the U.S. Securities and Exchange Commission, or the "SEC," in reliance upon Rule 12g-4(a)(1)(i) of the Securities Exchange Act of 1934, as amended, to terminate our duty to file reports. Since that time, we have not and have not been required to file any reports with the SEC.

        Our Chapter 11 bankruptcy case is more fully described under the heading "The Reorganization."

        We are a New York corporation. Our principal offices are located at 7 North Street, Staten Island, New York 10302-1205. Our telephone number is (718) 442-7000. Our website address is http://www.atlanticexpress.com. Information on our website does not constitute part of this prospectus.

 The Offering

Issuer	Atlantic Express Transportation Corp.
Common shares being offered by the selling shareholders	155,725 shares.
Use of Proceeds	All of the common shares offered hereby will be sold by the selling shareholders. We will not receive any proceeds from the sale of these shares. See "Use of Proceeds."
Dividend Policy
We have not paid dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. In addition, the terms of our senior credit facility and the indenture governing our notes restrict our ability to pay dividends on our common shares.
Absence of a Public Market
There is currently no public market for the common shares. We do not intend to list the common shares on any national securities exchange or automated quotation system. Although the initial purchaser of the warrants from which these common shares are issuable upon exercise has advised us that it intends to make a market in the common shares, it is not obligated to do so. The initial purchaser may not make a market or could stop making a market at any time without notice. Accordingly, no market for the common shares may develop, and any market that develops may not last. To the extent that an active trading market does not develop, you may not be able to sell the common shares and, if you are able to sell the common shares, the price at which you may be able to sell the common shares may be less than the price you pay for them.

Risk Factors

        See the section entitled "Risk Factors" beginning on page 9 for a discussion of factors you should carefully consider before investing in the common shares.

Summary Consolidated Financial and Other Data

        The following tables set forth our summary consolidated Financial Data, Other Financial Data and Balance Sheet Data. The Financial Data and Other Financial Data for each of the fiscal years ended June 30, 2002, 2003 and 2004 and the Balance Sheet Data as of June 30, 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The Financial Data and Other Financial Data for the nine months ended March 31, 2004 and 2005 and the Balance Sheet Data as of March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial data has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

        You should read the information set forth below in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30,			Nine Months Ended March 31
	2002	2003	2004	2004	2005
	(dollars in thousands)
				(unaudited)
Financial Data:
Revenues	$344,957	$349,036	$363,521	$265,059	$260,258
Cost of operations	313,506	301,186	320,679	235,602	242,224
General and administrative expenses	21,557	17,524	17,695	13,363	12,607
Depreciation and amortization	25,072	25,055	26,287	19,154	18,368
Income (loss) from operations	(18,006)	5,271	(6,603)	(3,060)	(12,941)
Net income (loss)(1)	(57,425)	(20,503)	56,818	75,730	(31,386)
Per Share Data:
Net income (loss) per share(2)
Basic	(88.13)	(31.47)	87.20	116.22	(48.17)
Diluted	(88.13)	(31.47)	87.20	116.22	(48.17)
Weighted average common shares outstanding(2)
Basic	651,600	651,600	651,600	651,600	651,600
Diluted	651,600	651,600	651,600	651,600	651,600
Other Financial Data:
EBITDA(3)	$(7,802)	$17,727	$108,778	$106,020	$3,800
Capital expenditures	18,256	11,484	19,235	16,706	4,865
	As of June 30, 2004	As of March 31, 2005
	(dollars in thousands)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,742	$7,873
Accounts receivable, net	46,971	52,976
Property, plant and equipment, net	149,078	135,641
Total assets	256,330	263,568
Total debt	139,041	166,724
Total shareholder's equity	66,480	35,920

(1)
Net income (loss) excludes certain contractual interest of $26.6 million, $32.6 million and $18.0 million for the periods ended June 30, 2003, June 30, 2004 and the nine months ended March 31, 2004,

  respectively, in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

(2)
In April 2004, we amended our certificate of incorporation to increase our authorized common stock to 1,303,200 common shares, par value $0.01 per share, by declaring a 6,516 for 1 stock split. The stock split was reflected retro-actively to all periods presented. The number of share and share equivalents outstanding after the offering equals 807,325, including 155,725 of the warrant shares.

(3)
EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we believe that it is an important supplemental measure of our performance that is frequently used by others in evaluating companies in our industry. For example, we evaluate the performance of our subsidiary bus companies based on their EBITDA. Investment decisions, such as capital additions, as well as evaluation of the value of contract rights, if any, are determined based on EBITDA. In addition, we use EBITDA as a measure of our company's performance for our executives' compensation. Domenic Gatto, our Chief Executive Officer and President, and other key operating managers have a portion of their compensation tied to EBITDA performance. Furthermore, we have used in the past and presently use EBITDA, with other adjustments, as a measure for compliance with covenants in the documents governing our indebtedness. However, EBITDA has significant limitations, including that it does not reflect our cash requirements for capital expenditures, contractual commitments, working capital or debt service. In addition, other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. We compensate for these limitations by primarily relying on our GAAP results and using EBITDA only supplementally.

A reconciliation of net income (loss) to EBITDA is as follows:

	Fiscal Year Ended June 30,			Nine Months Ended March 31
	2002	2003	2004	2004	2005
	(dollars in thousands)
				(unaudited)
Net income (loss)	$(57,425)	$(20,503)	$56,818	$75,730	$(31,386)
Interest expense	24,303	12,868	25,196	10,685	16,710
Income tax expense	248	307	477	451	108
Depreciation and amortization	25,072	25,055	26,287	19,154	18,368

EBITDA	$(7,802)	$17,727	$108,778	$106,020	$3,800

Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $8.2 million, $11.2 million, $11.2 million and $0.8 million for the fiscal years ended June 30, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million for the year ended June 30, 2004 and the nine months ended March 31, 2004. Included in EBITDA for all periods above are losses from discontinued operations, which losses include interest and depreciation expenses of $2.7 million, $3.6 million, $1.1 million, $1.2 million and $0.0 million for the fiscal years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before participating in the offering. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risk Factors Relating to our Common Shares

There may be dilution of the value of our common shares when warrants become exercised.

        On April 22, 2004, we issued warrants to purchase common shares representing 15.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants) as part of an issuance of investment units consisting of (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant and (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. On March 3, 2005, we issued warrants to purchase common shares representing 5.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants and outstanding warrants). Because common shares are issuable upon exercise of the warrants, and in particular because the warrants are initially exercisable for $0.01 per share, there may be a dilutive effect on the value of our common shares when the warrants are exercised.

There may be no public market for the common shares being offered, which could significantly impair the liquidity of the common shares.

        There has been no public market for any of the common shares. As of the date of this prospectus, all of our common shares are privately held. Our common shares are not listed on any exchange and we do not intend to apply for any listing. We cannot assure you as to:

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  whether any public market will develop for the common shares;

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  the liquidity of any such market that may develop;

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  your ability to sell your common shares; or

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  the price at which you would be able to sell your common shares.

        The initial purchaser of the warrants from which these common shares are issuable upon exercise has advised us that it intends to make a market in the common shares. The initial purchaser is not obligated, however, to make a market in the common shares, and they may discontinue any such market-making at any time at their sole discretion. Accordingly, we cannot assure you as to the development or liquidity of any market for these common shares.

We do not intend to pay dividends on the common shares in the foreseeable future.

        We have not paid dividends on our common shares and do not anticipate paying any cash dividends on the common shares in the foreseeable future. In addition, the terms of our senior credit facility and the indenture governing the notes restrict our ability to pay dividends on the common shares.

Risk Factors Relating to Our Business

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        As of March 31, 2005, we had total indebtedness of $166.7 million. Our substantial indebtedness could have important consequences to you and our company. For example, it could:

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  make it more difficult for us to satisfy our obligations with respect to the notes;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit our ability to borrow additional funds.

Restrictive covenants in the senior credit facility, the indenture governing the notes and our other current and future indebtedness could adversely restrict our operating flexibility.

        The discretion of our management with respect to certain business matters are limited by covenants contained in the senior credit facility and the indenture governing the notes, as well as other current and future debt instruments. Among other things, the covenants contained in the indenture restrict, condition or prohibit us from incurring additional indebtedness, making certain payments, creating liens on our assets, making certain asset dispositions and entering into certain transactions with affiliates. In addition, the senior credit facility contains financial and operating covenants, including requirements that we maintain a minimum trailing twelve months EBITDA, as defined therein, determined monthly and limitations on our capital expenditures. EBITDA is defined in our senior credit facility as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains. As of September 30, October 31, and November 30, 2004, our trailing twelve months EBITDA, as defined by our senior credit facility was $21.9 million, 20.5 million, and $19.8 million, respectively and our company was in default of this EBITDA covenant, which, at that time, had an EBITDA requirement of $23.0 million. Furthermore, our company was also in default of the quarterly LTM EBITDA maintenance covenant under the indenture governing the notes at September 30, 2004 and December 31, 2004 (our quarterly LTM EBITDA at December 31, 2004 was $18.1 million), which at the time also had an EBITDA requirement of $23.0 million. However, on January 5, 2005, our company received a waiver of this covenant from the senior credit facility lender through November 30, 2004 and the senior credit facility lender reset the covenant levels for the length of the loan. On

February 23, 2005, our company received the requisite consents from the holders of the notes to amend the EBITDA covenant of the indenture so it would not apply until March 31, 2006 and to provide for different minimum EBITDA requirements thereafter and to waive our past defaults under the EBITDA covenant. As of March 31, 2005, our trailing twelve months EBITDA, as defined by our senior credit facility and indenture, was $14.3 million, as compared to the revised EBITDA requirement of $13.0 million under the senior credit facility.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

        We may be able to incur additional debt in the future. Although the indenture governing the notes and our senior credit facility contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we were able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. Adding new debt to current debt levels could intensify the leverage-related risks that our subsidiaries and we now face.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Our outstanding debt, without giving effect to the unamortized original issue discount on the notes, was $169.7 million as of March 31, 2005. We believe that we will need approximately $18.5 million in cash annually to service interest on our debt obligations. As of May 16, 2005, we had approximately $6.5 million in letters of credit, a $3.5 million advance under the letter of credit facility and $8.9 million of borrowings outstanding under our senior credit facility. Interest on our senior credit facility is approximately 7.0% per annum, based on a prime interest rate of 6.0% as of May 16, 2005, except for the $3.5 million portion of the senior credit facility (see Note 4 of "Capitalization"), which bears interest at 12% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears. Additionally, we normally make non-vehicle capital expenditures of approximately $5 to $8 million annually, plus capital expenditures for vehicles, which amount varies from year to year depending on our company's needs and business conditions. We made total capital expenditures of $18.3 million, $11.6 million and $19.2 million for the fiscal years ended June 30, 2002, 2003 and 2004, respectively, and $16.7 million and $4.9 million for the nine months ended March 31, 2004 and 2005, respectively. The indenture governing the notes and our senior credit facility restrict the amount of capital expenditures we can make annually.

        We may need to refinance all or a portion of our indebtedness, including the notes, on or before their stated maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on commercially reasonable terms, or at all.

We have a history of net losses and may incur additional losses in the future.

        We sustained net losses of $3.1 million, $6.3 million, $14.6 million, $57.4 million and $20.5 million for the fiscal years ended 1999, 2000, 2001, 2002 and 2003, respectively. In addition, net income for fiscal 2004 included forgiveness of indebtedness income of approximately $102.9 million. Future losses could adversely affect our ability to fund planned capital expenditures and to make payments on the notes. As a result, you could lose all or part of your investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.

        We are a holding company that derives all of our operating income and cash flow from our subsidiaries and accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to us to make funds available for payment on the notes. Our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. Although existing agreements do not limit the ability of our subsidiaries to make payments to us, we cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

Our business is dependent upon school bus transportation contracts with school districts, which contracts may not be renewed or rebid.

        Historically, our school bus transportation contracts have had initial terms between one and five years, generally subject to extension, where permitted by law, upon expiration at the discretion of the school districts with our agreement for additional contract periods. Although since 1979 we have achieved a substantially high contract renewal rate, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Any significant decrease in this historical renewal rate could have a material adverse effect on us. There can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. A loss of a significant number of contracts, or those contracts which account for a significant percentage of our revenues, would have a material adverse effect on our results of operations.

        For fiscal 2004, we derived 42.7% of our revenues from continuing operations from the DOE. For fiscal 2004, no other customer accounted for more than 7.2% of our revenues from continuing operations. We have had contracts with the DOE since 1979, and these contracts, along with additional contracts we have entered into with the DOE since 1979, have been continuously extended through June 30, 2005. We have been negotiating with the DOE to extend those contracts. While we believe we have reached tentative agreement with the DOE which will provide extensions with increases which our company believes are fair, a failure to extend those contracts at rates acceptable to our company will have a material adverse effect on future operations.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis Board of Education, which expired in June 2004 and represented approximately 3.4% of the revenues for our school bus operations in the year ended June 30, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating 90 of our previously serviced bus routes. We will continue our other transportation services contract in the St. Louis area, which represents approximately 3.5% of the revenues of our school bus transportation operations for the year ended June 30, 2004 and had generated positive EBITDA in such period. We used four facilities in St. Louis to service our operations there, three of which were leased and one of which is owned. One lease expired on June 30, 2004 and a second expires in June 2005 and we are attempting to sell or lease our owned property since the St. Louis Board of Education contract has now expired. We will continue to use the remaining two facilities to service our other operations in the St. Louis area. We cannot assure you that we will be able to sell or lease our owned property in St. Louis.

        Of the approximately 280 vehicles that had been used for the St. Louis Board of Education contract, we have utilized approximately 240 vehicles for other contract requirements in lieu of making vehicle capital expenditures. The majority of the balance of these vehicles, approximately 40, have been or will soon be sold.

        Our paratransit contract in Arizona ended on December 31, 2004 since we were unsuccessful in rebidding this contract in May 2004. The vehicles used in this contract were provided by the customer and costs and expenses that had been incurred for the contract have ceased, other than wind down expenses not expected to be material. The paratransit contract in Arizona represented approximately 7.7% of our revenues from paratransit and transit operations for the nine months ended March 31, 2005.

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court in our Chapter 11 bankruptcy case.

        In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from bankruptcy. That financial information was not prepared for the purpose of the offering of the notes and has not been, and will not be, updated on an ongoing basis. These projections were based on financial information available to us as of May 2003. The projections were initially filed with the Bankruptcy Court on July 21, 2003. These projections are not included in this prospectus nor are they incorporated by reference and should not be relied upon in connection with this offering. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions which were and remain beyond our control and which may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, we caution you not to rely upon the projections in deciding whether to invest in the notes.

Our bankruptcy reorganizations could harm our business, financial condition and results of operations.

        In December 2003, we emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Under the terms of our plan of reorganization, certain claims may not yet have arisen or been asserted in our Chapter 11 case, including claims relating to or arising from professional services rendered in connection with our Chapter 11 case and executory contracts or unexpired leases which we have determined to assume, assume and assign or reject in our Chapter 11 bankruptcy case. In addition, certain claims in our Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of March 31, 2005, we have recorded liabilities of approximately $6.3 million for priority tax claims, certain cure costs, claims to be negotiated for leases and contracts, general unsecured claims and certain secured claims, collectively recorded as payable to creditors under our plan of reorganization, and approximately $7.3 million for outstanding administrative priority claims, based on professionals' claims that we were aware of as of that date, recorded as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes. In addition, our past inability to meet our obligations that resulted in our filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing and our relationships with our customers, as well as our ability to retain or attract high-quality employees. See "The Reorganization."

We may be adversely affected by rising insurance costs.

        Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses and other high occupancy vehicles, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

        Additionally, we typically negotiate transportation contracts on a different time frame than our contracts for insurance and our transportation contracts are typically fixed price contracts. As a result, we were unable to absorb increases in insurance and other operating expenses in recent years. Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case. We cannot assure you that such increases in insurance and other expenses will not happen again in the future. See the risk factor "—Our fuel contract rates may not be sufficient to absorb future cost increases" and "Business—Risk Management and Insurance."

Fluctuations in the cost of fuel could adversely affect our business.

        We operated a fleet of approximately 6,200 vehicles as of March 31, 2005 and consume substantial quantities of fuel for our operations. Our fuel costs for the nine months ended March 31, 2005 were approximately $13.2 million as compared to $10.2 million for the nine months ended March 31, 2004. Historically, we have been unable to pass through most increases in the price of fuel to the school districts we service. From time to time in the past, we have entered into hedging contracts to protect ourselves from fluctuations in the cost of fuel and we may seek to do the same in the future. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel purchased by approximately $1.0 million on an annual basis. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria.

Some of our transportation contracts may be terminated due to factors beyond our control.

        Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Paratransit contracts may be cancelled on short notice at the option of our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Our fixed contract rates may not be sufficient to absorb future cost increases.

        The school bus transportation industry is characterized by fixed price contracts between transportation companies and municipalities, whereby changes in underlying costs to transportation companies are not automatically passed along to the customer. Our inability to pass on our insurance costs was a significant reason for our seeking protection from our creditors in our Chapter 11 bankruptcy case. Our contracts for school bus transportation and paratransit services have average terms of one to five years. We set contract rates when we enter into such contracts, often before other expenses have been firmly established for the duration of the transportation contract, and before we have complete knowledge of the costs of insurance, labor and other expenses. After we have established contract rates, we may be unable to adjust them for cost increases in insurance, labor and other expenses. We have been able to leverage our relationships with our customers to achieve high contract renewal rates with price increases and obtain concessions in some existing contracts to absorb cost increases to maintain profitability levels. We cannot assure you that the price increases in our contracts will be sufficient to absorb any cost increases in the future or that we will be able to obtain concessions in existing contracts to absorb cost increases in the future.

We may incur additional labor costs due to labor unions and collective bargaining agreements.

        As of March 31, 2005, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which three agreements, covering approximately 170 employees, have already expired, 17 agreements, covering approximately 4,500 employees, will expire over the next two years, with the remainder to expire over the next three to five years. Although no assurance can be given, we do not believe that the expiration of such collective bargaining agreements will have a material adverse effect on our labor costs. No assurance can be given as to the outcome of negotiations with the representatives of the unionized employees.

        Our labor contracts are not necessarily for the same terms as our school bus transportation contracts. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. In addition, labor shortages in selected markets could materially adversely affect our ability to enter or expand in such markets. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we entered into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations. There can be no assurance that we will not have a strike or work stoppage in the future. See "Business—Employees."

We may be adversely affected by environmental requirements.

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and the remediation of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. We do not believe that any such liabilities or environmental compliance obligations will have a material adverse effect on our business or operations. However, we cannot make assurances that such liabilities or compliance obligations will not increase in the future or will not become material. See "Business—Environmental Matters."

We may be adversely affected by current and new governmental laws and regulations.

        We are required to comply with laws and regulations relating to safety, driver qualifications, insurance and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations. See "Business—Government Regulation."

We have significant capital expenditure requirements.

        In order to maintain our school bus fleet, we will be required to make significant capital expenditures. We normally make non-vehicle capital expenditures of approximately $5 to $8 million annually, plus capital expenditures for vehicles, which amount varies from year to year depending on our company's needs and business conditions. We made total capital expenditures of $18.3 million, $11.6 million and $19.2 million for the fiscal years ended June 30, 2002, 2003 and 2004, respectively, and $16.7 million and $4.9 million for the nine months ended March 31, 2004 and 2005, respectively. The indenture governing the notes and our senior credit facility restrict the amount of capital expenditures we can make annually. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. See "Business—Fleet Management and Maintenance." In addition, the indenture governing the notes and our senior credit facility limit our ability to make capital expenditures, which could make it difficult to maintain our assets to the degree that our customers or we may otherwise require.

We depend on management and key personnel.

        Domenic Gatto, who is our Chief Executive Officer and President, is key to our management and direction. The loss of the services of Mr. Gatto could have a material adverse effect on us, and there can be no assurance that we would be able to find a replacement for Mr. Gatto with the equivalent business experience and skills. Mr. Gatto's current employment contract with us expires in December 2007.

The interests of our significant shareholder may be different than your interests.

        As of April 30, 2005, GSC beneficially owned 83.9% of AETG's outstanding common shares. As of that date AETG owned 100% of our issued and outstanding common shares (and 80% on a fully diluted basis). Pursuant to a stockholders agreement for AETG's common shares, as more fully described under "Related Party Transactions—Stockholders Agreement," GSC is entitled to designate a majority of the directors to AETG's board of directors so long as it beneficially owns at least 35% of AETG's outstanding common shares. As a result, the directors appointed by GSC are in a position to control all matters affecting AETG and our company. Such concentration of ownership may have the effect of preventing a change in control. Further, as a result, GSC will continue to have the ability to elect and remove directors and determine the outcome of matters presented for approval by our shareholders. The interests of our significant shareholder may not be fully aligned with and could conflict with, the interests of the holders of the notes. See "Management—Board of Directors" and "Principal Shareholders."

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry.

        The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

        In particular, the school bus transportation industry is undergoing significant consolidation which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions and from time to time have received unsolicited inquiries with respect to a possible acquisition of our company. Whether such inquiries will result in further communications, or ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on us. See "Business—Competition" and "Business—Industry Overview—School Bus Transportation Industry."

Our business is subject to seasonality and fluctuations in quarterly operating results.

        The school bus transportation operation, which accounted for at least 84% of our revenues from continuing operations for each of the last three fiscal years, is seasonal in nature and generally follows the pattern of the school year, with sustained levels of business during the months of September through June. As a result, we have experienced, and expect to continue to experience, a substantial decline in revenues from late June through early September. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools) and the profitability of our other operations. In particular, historically we have generated operating losses during the first quarter of each fiscal year. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WHERE YOU CAN FIND MORE INFORMATION

        Our company has filed with the SEC a registration statement on Form S-1, the "registration statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the Securities Act, covering the securities being offered. This prospectus does not contain all the information in the registration statement. For further information with respect to our company and the securities, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the registration statement, we encourage you to read the documents contained in the exhibits.

        You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

MARKET SHARE, RANKING AND OTHER DATA

        The market share, ranking and other data contained in this prospectus are based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "believe," "expect," "anticipate" or "plan" that an event will occur, and other similar statements), you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in this prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well.

        These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

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  the level of demand for our services, which affects our ability to generate sufficient cash flow to service our debt and pay our other expenses;

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  our dependence on certain customers;

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  national and regional economic conditions, including events and conditions in the New York City area;

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  actions by our competitors, including the addition or reduction of resources and facilities and industry consolidation, or the loss of one or more of our transportation contracts;

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  labor relations issues;

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  any inability to achieve our business strategy;

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  fluctuations in the cost of fuel;

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  any disruption in our continued ability to borrow under our lines of credit;

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  fluctuations in interest rates which affect the cost of borrowing under our lines of credit;

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  changes in key management and key personnel;

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  our ability to meet transportation contract requirements;

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  our ability to obtain surety bonds with or without collateral;

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  pending or future private or governmental liability claims or litigation, including but not limited to claims or problems related to motor vehicles, state departments of education or environmental issues, or the impact of any adverse outcome of any currently pending or future litigation on the adequacy of our reserves;

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  the availability or adequacy of our insurance coverage;

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  increases in union health insurance costs, which we cannot pass through to either employees or municipal customers;

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  changes in tax, transportation, education, environmental and other laws and regulations in the markets where we do business; and

  •
  the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus.

        You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we will not update these forward-looking statements, even if our situation changes in the future.

 USE OF PROCEEDS

        All of the common shares being offered in this offering are being sold by the selling shareholders. We will not receive any proceeds from the sale of the common shares.

        On April 22, 2004, we issued and sold 115,000 warrants from which the common shares are issuable as part of investment units consisting of either (a) $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant or (b) $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant. We used the net proceeds from the offering of the units to repay a portion of our existing indebtedness. The gross proceeds totaled $115.0 million from the offering consisting of $105.0 million from the 12% senior secured notes due 2008 and $10.0 million from the senior secured floating rate notes due 2008, net of $10.3 million of transaction costs for net proceeds of $104.7 million.

        On March 3, 2005, we issued and sold 40,725 warrants from which the common shares are issuable in connection with our issuance of $15.0 million principal amount of 10% third priority senior secured notes due 2008. The gross proceeds totaled $15.0 million from this offering, net of $2.5 million of transaction costs for net proceeds of $12.5 million.

DIVIDEND POLICY

        We have not paid dividends on our common shares and do not anticipate paying any dividends on our common shares in the foreseeable future. The terms of our senior credit facility and the indenture governing the notes restrict our ability to pay dividends on the common shares.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of March 31, 2005.

        You should read the table below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

As of March 31, 2005
Actual
(dollars in thousands)
(unaudited)
Cash and cash equivalents	$7,873

Debt:
Senior credit facility(1)	19,998
Outstanding notes(2)	112,934
GSC 15% senior unsecured term notes(3)	4,900
Outstanding third priority senior secured notes(4)	14,136
Letter of credit advance(5)	3,500
Capital lease obligations	6,810
Purchase money mortgages and other debt	4,446

Total debt	166,724
Stockholder's equity(6)(7)	35,920

Total capitalization	$202,644

(1)
Concurrently with the offering of the notes, we entered into a senior credit facility with Congress Financial Corporation ("Congress"), as predecessor to Wachovia Bank, National Association ("Wachovia"), with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in a letters of credit facility. The senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property. See "Description of Certain Indebtedness—Senior Credit Facility."

On October 14, 2004, Wachovia amended its senior credit facility to allow Wachovia to make non-revolving supplemental loans to the Company of up to $3.5 million. These supplemental loans, which are not subjected to borrowing base availability, do not increase the amount of the $20.0 million senior credit facility. The $3.5 million loan, which bears interest at 12% per annum, was funded by GSC, the junior participant to the supplemental loan, on October 14, 2004. Under the terms of the definitive documentation of the supplemental loan, GSC may receive payment of the outstanding principal balance of the supplemental loans if the Company's excess availability, as defined in the senior credit facility, is not less than $5.0 million for the 30 day period immediately prior to the repayment of these loans and for each of the three business days immediately prior to the date of repayment of the loans.

(2)
Includes the 12% senior secured notes due 2008 and the senior secured floating rate notes due 2008 net of the unamortized original issue discount. The original issue discount represents the value assigned to the warrants, which were issued with the notes, which value was based upon the valuation of an independent financial institution.

(3)
On August 5, 2004 we received $4.9 million from GSC and signed a senior unsecured term note (the "GSC Note"). The GSC Note bears interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until September 2004 and quarterly, in arrears, thereafter. The GSC Note contains identical covenants as the senior credit facility and matures on the earlier of April 23, 2007 or such date as excess availability, as defined by the senior credit facility, is in excess of $7.0 million, after giving effect to the repayment of principal of the GSC Note. In connection with this transaction, GSC, Wachovia and our company signed a subordination agreement, whereby the parties agreed that we may pay interest if excess availability is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million, after giving effect to the respective repayments and if no event of default (as defined in the senior credit facility) shall exist or have occurred and be continuing.

(4)
Includes the 10% third priority senior secured notes due 2008, net of the unamortized original issue discount, plus 1% PIK interest. The original issue discount represents the value assigned to the warrants using the same methodology, which was based upon a valuation determination prepared by an independent financial institution, that was used for the warrants issued with the notes.

(5)
On March 1, 2005, $3.5 million of the outstanding $10.0 million in letters of credit was called by the letter of credit recipient, which resulted in a $3.5 million letter of credit advance to our company.

(6)
Total stockholder's equity reflects the allocation of $2.7 million to additional paid-in capital for the issuance of the warrants issued with the notes and $0.9 million to additional paid in capital for the issuance of the warrants issued with the 10% third priority senior secured notes due 2008.

(7)
The number of shares authorized after the offering equals 1,303,200 and the number of shares and share equivalents outstanding after the offering equals 807,325 including 155,725 of the warrant shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the information set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

        We derived the Statement of Operations Data and the Other Financial Data for the years ended June 30, 2002, 2003 and 2004 and the Balance Sheet Data as of June 30, 2003 and 2004 from our audited financial statements included elsewhere in this prospectus. We derived the Statement of Operations Data for the year ended June 30, 2001 and the Balance Sheet Data as of June 30, 2001 and June 30, 2002 from our audited financial statements that are not included in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the year ended June 30, 2000 and the Balance Sheet Data as of June 30, 2000 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the nine months ended March 31, 2004 and 2005 and the Balance Sheet Data as of March 31, 2005 from our unaudited interim consolidated financial statements that are included in this prospectus. We derived the Balance Sheet Data as of March 31, 2004 from our unaudited interim consolidated financial statements that are not included in this prospectus. In the opinion of our management, our unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for the relevant period. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year and the historical results set forth below do not necessarily indicate results expected for any future period.

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
		(Dollars in thousands)
	(unaudited)					(unaudited)
Statement of Operations Data:
Revenues:
School bus operations	$245,117	$276,589	$288,004	$300,433	$321,466	$233,640	$227,415
Paratransit and transit operations	72,176	75,732	56,953	48,602	42,055	31,419	32,843

Total revenues	317,293	352,321	344,957	349,036	363,521	265,059	260,258
Cost of operations:
Cost of operations—school bus operations	203,592	234,172	262,446	260,492	285,645	208,891	213,374
Cost of operations—paratransit and transit operations	60,845	62,067	51,060	40,694	35,034	26,711	28,850
General and administrative	17,115	19,949	21,557	17,524	17,695	13,363	12,607
Depreciation and amortization	17,986	22,320	25,072	25,055	26,287	19,154	18,368
Contract rights impairment	—	—	2,828	—	5,463	—	—

Income (loss) from operations	17,756	13,813	(18,006)	5,271	(6,603)	(3,060)	(12,941)
Other income (expense):
Interest expense(1)	(22,301)	(24,626)	(24,303)	(12,868)	(25,196)	(10,685)	(16,710)
Reorganization costs(2)	—	—	—	(8,164)	(11,177)	(11,238)	(806)
Forgiveness of indebtedness income(3)	—	—	—	—	101,493	101,493	—
Other	(498)	(523)	(1,585)	(234)	(142)	(82)	(613)

Income (loss) before income taxes and cumulative effect of accounting change and discontinued operations	(5,044)	(11,336)	(43,894)	(15,996)	58,375	76,428	(31,069)
Provision for income taxes	550	457	248	307	477	451	108

Income (loss) before cumulative effect of accounting change and discontinued operations	(5,594)	(11,793)	(44,142)	(16,302)	57,898	75,977	(31,178)
Cumulative effect of accounting change	(546)	—	—	—	—	—	—

Income (loss) before discontinued operations	(6,140)	(11,793)	(44,142)	(16,302)	57,898	75,977	(31,178)
(Loss) from discontinued operations	(198)	(2,837)	(13,283)	(4,201)	(1,080)	(247)	(208)

Net income (loss)	$(6,338)	$(14,630)	$(57,425)	$(20,503)	$56,818	$75,730	$(31,386)

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Per Share Data:
Basic net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	(8.59)	(18.10)	(67.74)	(25.02)	88.86	116.60	(47.85)
Cumulative effect of accounting change	(0.84)
Income (loss) from discontinued operations	(0.30)	(4.35)	(20.39)	(6.45)	(1.66)	(0.38)	(0.32)
Net Income (loss)	(9.73)	(22.45)	(88.13)	(31.47)	87.20	116.22	(48.17)
Diluted net income (loss) per share:
Income (loss) before cumulative effect of accounting change and discontinued operations	(8.59)	(18.10)	(67.74)	(25.02)	88.86	116.60	(47.85)
Cumulative effect of accounting change	(0.84)
Income (loss) from discontinued operations	(0.30)	(4.35)	(20.39)	(6.45)	(1.66)	(0.38)	(0.32)
Net Income (loss)	(9.73)	(22.45)	(88.13)	(31.47)	87.20	116.22	(48.17)
Weighted average common shares outstanding(4)
Basic	651,600	651,600	651,600	651,600	651,600	651,600	651,600
Diluted	651,600	651,600	651,600	651,600	651,600	651,600	651,600
	As of June 30,					As of March 31,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)	(Dollars in thousands)				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,847	$862	$3,604	$3,101	$3,742	$1,470	$7,873
Accounts receivable, net	57,911	69,699	57,674	55,519	46,971	59,275	52,976
Property, plant and equipment, net	158,785	171,182	166,619	154,263	149,078	153,217	135,641
Total assets	292,496	333,824	292,428	277,995	256,330	279,488	263,568
Total debt	216,378	246,432	253,672	250,497	139,041	131,063	166,724
Shareholder's equity (deficit)	41,157	34,025	(16,359)	(36,694)	66,480	82,866	35,920

(1)
Contractual interest was $26.6 million, $32.6 million and $18.0 million for the periods ended June 30, 2003, June 30, 2004 and the nine months ended March 31, 2004, respectively.

(2)
Reorganization costs consist primarily of fees for both our restructuring advisors and our creditors' restructuring advisors and legal counsel.

(3)
As a result of our plan of reorganization becoming effective, liabilities that were subject to compromise were settled, which resulted in the recognition of forgiveness of indebtedness income based upon the estimated settlement amounts. (See Note 3 of our consolidated financial statements.)

(4)
In April 2004, we amended our certificate of incorporation to increase our authorized common stock to 1,303,200 common shares, par value $0.01 per share, by declaring a 6,516 for 1 stock split. The stock split was reflected retro-actively to all periods presented. The number of share and share equivalents outstanding after the offering equals 807,325, including 155,725 of the warrant shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Consolidated Financial and Other Data" and our historical consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

General

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We have contracts with 140 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. For fiscal 2004, we had contracts to provide paratransit services in New York and Arizona to physically and mentally challenged passengers who are unable to use standard public transportation. We also provide other transportation services, including fixed route transit, express commuter line and charter and tour buses through our coach services. As of March 31, 2005, we had a fleet of approximately 6,200 vehicles operating from 48 major facilities.

        School bus transportation services accounted for 83.5%, 86.1%, 88.4%, 88.1% and 87.4% of our revenues from continuing operations in our fiscal years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which generally range from one to five years. Since 1979, we have achieved substantial contract renewals, which we believe is due to (1) our reputation for passenger safety and providing efficient, on-time service, (2) our long-standing relationships with the school districts we service, (3) the preference of school districts to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement and (4) the disadvantage of prospective competitors, who generally would have to make substantially greater investments than we would in new equipment and who may experience difficulty obtaining suitable parking and maintenance facilities in our primary markets, especially in the New York greater metropolitan area.

        The daily price charged per vehicle varies, depending upon a wide range of factors including (1) vehicle type (standard school buses, minivans, or vehicles with wheelchair lifts), (2) the nature of service to be provided (transportation of regular enrollment students or transportation of physically or mentally challenged students), (3) special requirements of a particular school district concerning age of vehicles and/or upgrades on equipment and (4) the cost of labor. Salaries and related labor costs are the most significant factors in our cost structure. In urban areas, particularly those with a strong union presence, the cost of providing school bus transportation is substantially greater than in suburban and rural areas, where salaries are generally lower. As a result, prices paid by school districts vary accordingly.

        School bus transportation revenues have historically been seasonal, based on the school year and holiday schedules. During the months of September through June, our fleet of school buses has been generally fully utilized. Historically during the summer months, only a portion of our school buses have been required to fulfill our summer contracts for school and camp activities and special trips. Our summer revenues for the current fiscal year increased primarily due to increased summer school programs, including summer camp and charter programs. As a result, our revenues were $25.8 million for July and August of fiscal 2005 as compared to $24.8 million for July and August of fiscal 2004, an increase of $1.0 million.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis Board of Education, which expired in June 2004 and represented approximately 3.4% of the revenues for our school bus operations for the year ended June 30, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating

90 of our previously serviced bus routes. We will continue our other transportation service contract in the St. Louis area, which represented approximately 3.5% of the revenues of our school bus transportation operations for the year ended June 30, 2004 and had generated positive EBITDA in such period.

        The paratransit and transit services operations accounted for 16.5%, 13.9%, 11.6%, 11.9% and 12.6% of our revenues from continuing operations in fiscal years 2002, 2003 and 2004 and for the nine months ended March 31, 2004 and 2005, respectively. The terms of our paratransit contracts initially range from one to five years. The contracts are awarded by public transit systems through a public bidding or request for proposal ("RFP") process. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. The method of contract compensation also varies.

        Our paratransit contract in Arizona ended on December 31, 2004 since we were unsuccessful in rebidding this contract in May 2004. The vehicles used in this contract were provided by the customer and costs and expenses that had been incurred for the contract have ceased, other than wind down expenses not expected to be material. The paratransit contract in Arizona represented approximately 7.7% of our revenues from paratransit and transit operations for the nine months ended March 31, 2005.

        The principal elements of our cost of operations are labor and related employment expenses, fuel, parts, vehicle insurance, workers' compensation insurance and rent. Historically, the vast majority of our cost of sales have varied directly in proportion to revenues. As of March 31, 2005, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which three agreements, covering approximately 170 employees, have already expired, 17 agreements, covering approximately 4,500 employees, will expire over the next two years, with the remainder to expire over the next three to five years. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we entered into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations.

        General and administrative expenses include costs primarily associated with our headquarters in Staten Island, New York, as well as terminal, office and managerial salaries. We believe that we currently have sufficient staff to support anticipated revenue levels. Cost increases are anticipated to be offset somewhat as our business grows and we realize economies of scale by spreading the cost of the administrative staff and facilities over a larger revenue base.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million although we generated annual net losses of up to $14.6 million in the comparable periods. However, in fiscal 2002, our net losses increased significantly to $57.4 million. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts, which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. Where possible, we have sought to adjust for these higher costs in our recent contract renewals.

        As a result of the impact of these developments, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective as of December 24, 2003.

        Management has (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) in some instances, capitalized on our strong customer relationships to successfully renegotiate existing contracts. Cost cutting initiatives we have taken include corporate overhead reductions, such as furloughing employees during the summer months, eliminating restructuring overhead, enhancing our information systems, utilizing purchasing power for fuel, tires, maintenance, supplies and parts. We also seek to continue to be proactive in accident and safety prevention to reduce insurance costs. We believe the full effect of these activities has not yet been fully realized in our performance.

        We have sold the assets of and have closed one of our two bus sales operations in August 2003 and closed the other bus sales operation and have sold the remaining assets in September 2004. We have treated this as discontinued operations for all periods presented, which we consider to be non-core businesses. Our discontinued operations generated approximately $1.1 million in losses in fiscal year 2004, which included $1.4 million of forgiveness of indebtedness income.

        As of September 30, 2004 and through November 30, 2004, our company was in default of its monthly LTM EBITDA maintenance covenant under our senior credit facility and was also in default with its September 30, 2004 and December 31, 2004 quarterly LTM EBITDA maintenance covenant under the indenture governing the notes. The primary reasons for the default were four less revenue days in New York City (we expect, according to the latest DOE school calendar, that three of these revenue days will be made up by the end of the school year in June 2005), higher employee fringe benefit costs due to increases in unemployment taxes and union health benefits (we expect that a portion of the union health benefit increases will be non-recurring after June 2005) and higher fuel costs due to the increase in fuel price per gallon, which we expect will continue. Our company has received waivers for these defaults. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Results of Operations(1)

	Year Ended June 30,						Nine Months Ended March 31,
	2002		2003		2004		2004		2005
	(Dollars in millions)
							(unaudited)
Revenues	$345.0	100.0%	$349.0	100.0%	$363.5	100.0%	$265.1	100.0%	$260.3	100.0%
Cost of operations	313.5	90.9%	301.2	86.3%	320.7	88.2%	235.6	88.9%	242.2	93.1%
General and administrative	21.6	6.3%	17.5	5.0%	17.7	4.9%	13.4	5.0%	12.6	4.8%
Depreciation and amortization	25.1	7.3%	25.1	7.2%	26.3	7.2%	19.2	7.2%	18.4	7.1%
Income (loss) from continuing operations	(18.0)	(5.2)%	5.3	1.5%	(6.6)	(1.8)%	(3.1)	(1.2)%	(12.9)	(5.0)%
Interest expense	24.3	7.0%	12.9	3.7%	25.2	6.9%	10.7	4.0%	16.7	6.4%
Income (loss) before discontinued operations	(44.1)	(12.8)%	(16.3)	(4.7)%	57.9	15.9%	76.0	28.7%	(31.2)	(12.0)%

(1)
All figures are from continuing operations.

Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004

        Revenues.    Revenues from school bus operations were $227.4 million for the nine months ended March 31, 2005 compared to $233.7 million for the nine months ended March 31, 2003, a decrease of $6.2 million or 2.7%. This decrease was due to the net effect of lost contracts of $10.5 million, primarily the contract with the St. Louis Board of Education, and a $4.3 million decrease in service requirements in existing contracts due primarily to four less revenue days in New York City through March 31, 2005. We expect, according to the latest DOE school calendar, that two of these revenue days will be made up by the end of the school year in June 2005. These decreases were partially offset by $8.6 million of price increases of existing contracts and $0.4 million in new contracts.

        Revenues from paratransit and transit operations were $32.8 million for the nine months ended March 31, 2005 compared to $31.4 million for the nine months ended March 31, 2004, an increase of $1.4 million or 4.5%. This increase was primarily due to $3.2 million of price increases and increases in service requirements from existing contracts, partially offset by $1.8 million of lost contracts.

        Cost of Operations.    Cost of operations of school bus operations increased to $213.4 million for the nine months ended March 31, 2005 compared to $208.9 million for the nine months ended March 31, 2004, an increase of $4.5 million or 2.1%. This increase was primarily due to employee fringe benefits, which increased $3.5 million because of increases in unemployment tax rates and union health benefit costs. Fuel costs increased by $2.7 million due to higher fuel prices and vehicle lease expense increased $1.1 million for the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004. These increases were partially offset by (1) decreases in vehicle insurance of $0.9 million, resulting from a better loss experience, and (2) decreases in salaries and wages from school bus operations of $1.4 million, due primarily to decreased revenue and lower maintenance wages due to less refurbishment of buses in the summer months. As a percentage of revenues, employee fringe benefits increased to 19.7% for the nine months ended March 31, 2005 from 17.7% for the nine months ended March 31, 2004. As a percentage of revenues, wages increased to 44.0% for the nine months ended March 31, 2005 from 43.4% for the nine months ended March 31, 2004.

        Cost of operations of paratransit and transit operations increased to $28.9 million for the nine months ended March 31, 2005 compared to $26.7 million for the nine months ended March 31, 2004, an increase of $2.1 million or 8.0.%. This increase was primarily due to $1.7 million increase in labor costs and a $0.3 million increase in the cost of fuel due to higher fuel prices. As a percentage of revenues labor costs increased to 51.4% for the nine months ended March 31, 2005 from 49.2% for the nine months ended March 31, 2004.

        General and administrative expense.    General and administrative expenses from school bus operations decreased to $10.8 million for the nine months ended March 31, 2005 compared to $11.4 million for the nine months ended March 31, 2004, a decrease of $0.7 million, or 5.8%. This decrease was primarily due to reductions in administrative payroll and fringe benefits of $0.7 million. As a percentage of school bus operations revenues, general and administrative expenses decreased to 4.7% for the nine months ended March 31, 2005 from 4.9% for the nine months ended and March 31, 2004.

        General and administrative expenses from paratransit and transit operations decreased by $0.1 million, primarily due to lower payroll and fringe benefit costs, to $1.8 million for the nine months ended March 31, 2005 from $1.9 million for the nine months ended March 31, 2004. As a percentage of paratransit and transit operations revenues, general and administrative expenses decreased to 5.6% for the nine months ended March 31, 2005 from 6.2% for the nine months ended March 31, 2004.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $16.9 million for the nine months ended March 31, 2005 compared to $17.4 million for the nine months ended March 31, 2004, a decrease of $0.5 million or 3.1%. An impairment charge of $5.5 million was taken against transportation rights in June 2004 to adjust the value of these rights to fair value, which resulted in decreased amortization expense for transportation contract rights for the nine months ended March 31, 2005.

        Depreciation and amortization expense from paratransit and transit operations was $1.5 million for the nine months ended March 31, 2005 compared to $1.8 million for the nine months ended March 31, 2004, a decrease of $0.3 million, primarily due to lower depreciation expense in the March 2005 period as some of the equipment is now fully depreciated.

        Loss from operations.    Operating loss from school bus operations was $13.6 million for the nine months ended March 31, 2005 compared to $4.1 million for the nine months ended March 31, 2004, an increase in loss of $9.5 million or 233.6%, due to the net effect of the items discussed above.

        Operating income from paratransit and transit operations was $0.6 million for the nine months ended March 31, 2005 compared to $1.0 million for the nine months ended March 31, 2004, a decrease of $0.4 million or 36.3%, due to the net effect of the items discussed above.

        Interest expense.    Interest expense from continuing operations was $16.7 million for the nine months ended March 31, 2005 compared to $10.7 million for the nine months ended March 31, 2004, an increase of $6.0 million or 56.4%. The increase was primarily due to $11.2 million in interest expense on $115.0 million in aggregate principal amount of our company's notes, which were issued in April 2004, and a $0.5 million increase due to interest on the GSC Note. These increases were partially offset by a reduction of $1.9 million in interest on our company's exit financing senior secured notes due 2006 for the nine months ended March 31, 2004 that was fully paid in April 2004, a $2.8 million reduction in interest expense on our company's senior credit facility, due to a lower average borrowing balances, and a $0.9 million decrease in deferred financing expenses. Interest expense excludes certain contractual interest of $5.8 million for the nine months ended March 31, 2004, as those amounts were not recorded as interest expense in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North Casualty Company), filed for protection from their creditors under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. During the nine months ended March 31, 2004, we incurred $11.2 million of reorganization costs in connection with its Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors and legal counsel, $3.0 million in net success fees to our creditors' restructuring advisors plus $1.1 million in restructuring bonuses to our management. For the nine months ended March 31, 2005, reorganization costs decreased by $10.4 million to $0.8 million, which consisted primarily of U.S. Trustee fees.

        Forgiveness of indebtedness income.    As a result of our plan of reorganization becoming effective, the Bankruptcy Court discharged secured and unsecured debt, trade and other miscellaneous claims and accrued interest, which resulted in our recognition of $101.5 million of forgiveness of indebtedness income from continuing operations for the nine months ended March 31, 2004.

        Income Taxes.    Income taxes were $0.1 million for the nine months ended March 31, 2005 compared to $0.5 million for the nine months ended March 31, 2004, a decrease of $0.4 million. This decrease was attributable to a decrease in the deferred state tax liability.

        Our estimated effective tax rate of 0.3% for the nine months ended March 31, 2005 differs from the federal statutory rate of 34% primarily because of a decrease in the valuation allowance. The valuation allowance decreased in fiscal 2004 as a result of the reduction to our gross deferred tax assets, which directly resulted from the bankruptcy reorganization.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced a loss before provision for income taxes and discontinued operations of $31.1 million for the nine months ended March 31, 2005 compared to income before provision for income taxes and discontinued operations of $76.4 million for the nine months ended March 31, 2004, which after excluding $101.5 million of forgiveness of indebtedness income would have resulted in a loss of $25.1 million for the nine months ended March 31, 2004, an increase in loss of $6.0 million.

        Loss from discontinued operations.    We experienced a loss from discontinued operations of $0.2 million for the nine months ended March 31, 2005 and for the nine months ended March 31, 2004. The loss from discontinued operations included $1.4 million of forgiveness of indebtedness income for the nine months ended March 31, 2004.

Fiscal 2004 Compared to Fiscal 2003

        Revenues.    Revenues from school bus operations were $321.5 million for the year ended June 30, 2004 compared to $300.4 million for the year ended June 30, 2003, an increase of $21.1 million or 7.0%. This increase was due to $17.5 million of increases in service requirements of existing contracts, primarily due to new routes obtained from the DOE and $6.7 million in price increases from existing contracts, partially offset by $3.6 million of lost contracts.

        Revenues from paratransit and transit operations were $42.1 million for the year ended June 30, 2004 compared to $48.6 million for the year ended June 30, 2003, a decrease of $6.5 million or 13.5%. This decrease was primarily due to $4.4 million of unprofitable contracts sold during fiscal 2003 and $3.1 million of lost contracts, partially offset by price increases of $0.4 million on existing contracts and $0.4 million in increases in service requirements of existing contracts.

        Cost of Operations.    Cost of operations of school bus operations was $285.6 million for the year ended June 30, 2004 compared to $260.5 million for the year ended June 30, 2003, an increase of $25.2 million or 9.7%. Salaries and wages from school bus operations increased by $15.0 million for the year ended June 30, 2004 due to increased revenue and higher payroll costs associated with these revenues. As a percentage of revenues, wages increased to 52.2% for the year ended June 30, 2004 from 50.9% for the year ended June 30, 2003. Employee fringe benefits increased $7.6 million due primarily to additional employees hired to service additional routes received by us from the DOE and increases in union health and welfare costs and state unemployment taxes, partially offset by decreases in workers' compensation insurance costs. As a percentage of revenues, employee fringe benefits increased to 17.7% for the year ended June 30, 2004 from 16.4% for the year ended June 30, 2003. Fuel costs for the year ended June 30, 2004 increased $1.3 million from the previous fiscal year due to higher prices. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel by approximately $1.0 million on an annual basis. The increase in salaries and wages, fringe benefits and fuel were partially offset by a $0.7 million decrease in vehicle insurance expense due to improved loss experience. As a percentage of school bus operations revenues, cost of operations increased to 88.9% for the year ended June 30, 2004 from 86.7% for the year ended June 30, 2003.

        Cost of operations of paratransit and transit operations was $35.0 million for the year ended June 30, 2004 compared to $40.7 million for the year ended June 30, 2003, a decrease of $5.7 million or 13.9%. This decrease was primarily due to reduced labor and fringe benefits in relation to unprofitable contracts sold and lost contracts. As a percentage of paratransit and transit revenues, cost of operations decreased to 83.3% for the year ended June 30, 2004 from 83.7% for the year ended June 30, 2003.

        General and administrative expense.    General and administrative expenses from school bus operations were $15.1 million for the year ended June 30, 2004 compared to $14.7 million for the year ended June 30, 2003, an increase of $0.4 million or 2.6%. This increase was primarily due to increases in salaries of $0.3 million in connection with our new Chief Financial Officer and an increase of $0.3 million in professional fees, partially offset by a decrease of $0.5 million in office supplies and expenses. The impact of our implementation of cost-cutting initiatives, although minimal through June 30, 2004, is expected to be more fully realized in the fiscal year ending June 30, 2005. As a percentage of school bus operations revenues, general and administrative expenses decreased to 4.7% for the year ended June 30, 2004 from 4.9% for the year ended June 30, 2003.

        General and administrative expenses from paratransit and transit operations were $2.6 million for the year ended June 30, 2004 compared to $2.8 million for the year ended June 30, 2003, a decrease of $0.2 million or 7.7%. This decrease was primarily due to reductions of $0.1 million in administrative payroll and fringe benefits and $0.1 million in office supplies and expenses. As a percentage of paratransit and transit operations revenues, general and administrative expenses increased to 6.2% for the year ended June 30, 2004 from 5.8% for the year ended June 30, 2003.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $23.5 million for the year ended June 30, 2004 compared to $22.6 million for the year ended June 30, 2003, an increase of $1.0 million or 4.3%. This increase was primarily due to $0.5 million depreciation in connection with the abandonment of fixed assets from properties, which we vacated, and an increase in depreciation in connection with purchases of new vehicles.

        Depreciation and amortization expense from paratransit and transit operations was $2.7 million for the year ended June 30, 2004 compared to $2.5 million for the year ended June 30, 2003, a increase of $0.3 million or 11.0%. This increase was primarily due to $0.3 million depreciation in connection with the abandonment of fixed assets located at a facility where our company rejected the lease during our Chapter 11 proceeding.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. Using EBITDA as a measurement tool, we review the financial performance of our subsidiary bus companies, including those that have transportation contract rights, annually. If this review indicates that the transportation contract rights are likely to be impaired in value, we project the future undiscounted cash flows attributable to such subsidiary bus company and compare it to the carrying value of the transportation contract rights assets. If this comparison indicates that the future undiscounted cash flows attributable to the underlying assets are unlikely to exceed the carrying value of the transportation contract rights, an impairment charge is taken based on the difference between the estimated future cash flows, determined to be the estimated fair value, and the carrying value of the transportation contract rights. Factors which could trigger impairment review include significant underperformance relative to historical results or projected future operating results, based upon future undiscounted cash flows of the underlying business, historical results and management's best estimates of future market and operating conditions. Using this methodology, it was determined that an impairment charge of $5.5 million for the fiscal year ended June 30, 2004, which is included in the school bus operations segment, was necessary to adjust the transportation contract rights to fair value, and no impairment charge was required for the year ended June 30, 2003. In reviewing the financial performance of the subsidiary bus companies, the major impacts to the future undiscounted cash flows are either a reduction to service requirements (e.g., routes) that decrease revenue, an increase in costs and expenses at a rate greater than the corresponding contractual revenue increase, or a combination of both factors. The majority of the impairment charges in the fiscal year ended June 30, 2004 were in subsidiary bus companies in Massachusetts. Transportation contract rights are amortized on a straight-line basis over twelve years, which represents our estimate of the average length of the contracts and expected renewal periods.

        Income (loss) from operations.    Operating loss from school bus operations was $8.3 million for the year ended June 30, 2004 compared to an operating income of $2.6 million for the year ended June 30, 2003, a decrease of $10.9 million or 419%, due to the net effect of the items discussed above.

        Operating income from paratransit and transit operations was $1.7 million for the year ended June 30, 2004 compared to $2.6 million for the year ended June 30, 2003, a decrease of $0.9 million or 34.6%, due to the net effect of the items discussed above.

        Interest expense.    Interest expense was $25.2 million for the year ended June 30, 2004 compared to $12.9 million for the year ended June 30, 2003, an increase of $12.3 million or 95.8%. This increase was primarily due to (1) an increase of $4.7 million in interest on our exit financing senior secured notes, (2) a $4.6 million increase in amortization of deferred financing expenses in fiscal 2004, primarily due to a write off of deferred financing expenses in relation to our exit financing and debtor-in-possession ("DIP") loans and (3) $2.6 million interest on our new 12% senior secured notes due 2008 and senior secured floating rate notes due 2008, partially offset by a $1.6 million decrease in interest on the 10 3/4% senior secured notes due 2004, which ceased accruing interest from the date of filing Chapter 11 bankruptcy case.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North Casualty Company), filed for protection under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003 and it became effective on December 24, 2003. During the year ended June 30, 2004, we incurred $11.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors, legal counsel, our creditors' restructuring advisors and legal counsel, approximately $3.0 million in net success fees to our and our creditors' restructuring advisers plus approximately $1.0 million in restructuring bonuses to our management and key employees. For the year ended June 30, 2003, reorganization costs were $8.2 million.

        Forgiveness of indebtedness.    As a result of our plan of reorganization becoming effective, the Bankruptcy Court discharged secured and unsecured debt, trade and other miscellaneous claims and accrued interest, which resulted in our recognition of $101.5 million of forgiveness of indebtedness income from continuing operations for the year ended June 30, 2004. The holders of our 10 3/4% senior secured notes due 2004 and GSC, holder of an $8.2 million supplemental bank loan, were given a one-time payment of $0.5 million, and 100% of the capital stock of AETG in exchange for these debts.

        Income Taxes.    Income taxes increased to $0.4 million from $0.3 million. This increase was attributable to an increase in our deferred tax liability from the prior year.

        Our effective tax rate of 0.8% in fiscal 2004 differs from the federal statutory rate of 34% primarily because of a decrease in the valuation allowance. The valuation allowance decreased in fiscal 2004 as a result of the reduction to our gross deferred tax assets, which resulted from the bankruptcy reorganization. Our effective tax rate of 1.9% in fiscal 2003 differs from the federal statutory rate of 34% primarily because of the nondeductible reorganization costs and an increase to the valuation allowance, which was recorded to offset a portion of the deferred tax assets.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced income before provision for income taxes and discontinued operations of $58.4 million for the year ended June 30, 2004, which after excluding $101.5 million of forgiveness of indebtedness income would have resulted in a loss before provision for income taxes and discontinued operations of $43.1 million compared to a loss of $16.0 million for the year ended June 30, 2003, an increase of $27.1 million.

        (Loss) from discontinued operations.    We experienced a loss from discontinued operations of $1.1 million for the year ended June 30, 2004 (which includes $1.4 million of forgiveness of indebtedness income) compared to a loss from discontinued operations of $4.2 million for the year ended June 30, 2003, a decrease of $3.1 million.

Fiscal 2003 Compared to Fiscal 2002

        Revenues.    Revenues from school bus operations were $300.4 million for fiscal 2003 compared to $288.0 million for fiscal 2002, an increase of $12.4 million or 4.3%. This increase was due primarily to $14.5 million in net contract rate increases and increases in service requirements of existing contracts, partially offset by $2.1 million of lost contracts.

        Revenues from paratransit and transit operations were $48.6 million for fiscal 2003 compared to $57.0 million for fiscal 2002, a decrease of $8.4 million or 14.7%. This decrease was primarily due to (1) $3.6 million in lost contracts, (2) $2.6 million of unprofitable contracts sold during fiscal 2003 and (3) $2.2 million in net decreases in service requirements of existing contracts.

        Cost of operations.    Costs of operations of school bus operations was $260.5 million for the year ended June 30, 2003, compared to $262.4 million for the year ended June 30, 2002, a decrease of $2.0 million or 0.7%. This decrease was primarily due to our implementation of cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We were able to reduce overtime costs to $0.9 million in fiscal 2003 from $3.0 million in fiscal 2002. In addition, we were able to reduce costs of parts and supplies and employee benefits by $1.9 million and $0.7 million, respectively. Our insurance costs remained stable. As a percentage of revenues of school bus operations, labor costs were 50.1% for fiscal 2003 compared to 52.3% for fiscal 2002. Employee benefits and parts and related supplies as a percentage of revenue were reduced to 16.4% and 2.7% in fiscal 2003 from 17.4% and 3.5% in fiscal 2002, respectively,

        Cost of operations of paratransit and transit operations was $40.7 million for the year ended June 30, 2003 compared to $51.1 million for the year ended June 30, 2002, a decrease of $10.4 million or 20.3%. This decrease was primarily due to lower revenues as well as our implementation of cost cutting initiatives. We were able to reduce overtime costs to $2.1 million in fiscal 2003 from $3.8 million in fiscal 2002. Labor costs decreased to $23.5 million in fiscal 2003 from $29.5 million in fiscal 2002, a decrease of $6.0 million. Employee benefits decreased to $5.8 million in fiscal 2003 from $8.1 million in fiscal 2002, a decrease of $2.3 million. As a percentage of revenues, labor costs and employee benefits decreased to 60.3% in fiscal 2003 from 66.0% in fiscal 2002.

        General and administrative expenses.    General and administrative expenses from school bus operations were $14.7 million for fiscal 2003 compared to $17.1 million for fiscal 2002, a decrease of $2.4 million or 13.9%. This decrease was primarily due to (1) a $1.0 million reduction in professional fees, (2) a $0.7 million write-off of indebtedness due from our parent, AETG, and forgiven in fiscal 2002, (3) a $0.8 million reduction in advertising, promotion and recruiting expenses and (4) a $0.2 million reduction in provision for bad debts, partially offset by a $0.9 increase in administrative payroll and fringe benefits. As a percentage of revenues, general and administrative expenses from school bus operations decreased to 4.9% for fiscal 2003 from 5.9% for fiscal 2002.

        General and administrative expenses from paratransit and transit operations were $2.8 million for fiscal 2003 compared to $4.5 million for fiscal 2002, a reduction of $1.7 million or 37.1%. This decrease was primarily due to (1) a $0.9 million reduction in administrative payroll and fringe benefits due to contracts lost, (2) a $0.5 million reduction in professional fees and (3) a $0.1 million reduction in advertising, promotion and recruiting expenses. As a percentage of revenues, general and administrative expenses from paratransit and transit operations decreased to 5.8% for fiscal 2003 from 7.8% for fiscal 2002.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $22.6 million for fiscal 2003 compared to $22.5 million for fiscal 2002, an increase of $0.1 million.

        Depreciation and amortization expense from paratransit and transit operations was $2.5 million for fiscal 2003 and fiscal 2002, respectively.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. Using EBITDA as a measurement tool, we review the financial performance of our subsidiary bus companies, including those that have transportation contract rights, annually. If this review indicates that the transportation contract rights are likely to be impaired in value, we project the future undiscounted cash flows attributable to such subsidiary bus company and compare it to the carrying value of the transportation contract rights assets. If this comparison indicates that the future undiscounted cash flows attributable to the underlying assets are unlikely to exceed the carrying value of the transportation contract rights, an impairment charge is taken based on the difference between the estimated future cash flows, determined to be the estimated fair value, and the carrying value of the transportation contract rights. Factors which could trigger impairment review include significant underperformance relative to historical results or projected future operating results, based upon future undiscounted cash flows of the underlying business, historical results and management's best estimates of future market and operating conditions. Using this methodology, it was determined that an impairment charge of $2.8 million for the fiscal year ended June 30, 2002, which is included in the school bus operations segment, was necessary to adjust the transportation contract rights to fair value, and no impairment charge was required for the year ended June 30, 2003. In reviewing the financial performance of the subsidiary bus companies, the major impacts to the future undiscounted cash flows are either a reduction to service requirements (e.g., routes) that decrease revenue, an increase in costs and expenses at a rate greater than the corresponding contractual revenue increase, or a combination of both factors. The majority of the impairment charges in the fiscal year ended June 30, 2002 were in subsidiary bus companies in Massachusetts. Transportation contract rights are amortized on a straight line basis over twelve years, which represents our estimate of the average length of the contracts and expected renewal periods.

        Income (loss) from operations.    Income from school bus operations was $2.6 million for fiscal 2003 compared to a $16.9 million operating loss for fiscal 2002, an increase of $19.5 million, due to the net effect of the items discussed above.

        Income from operations of the paratransit and transit operations was $2.6 million for fiscal 2003 compared to a $1.1 million operating loss for fiscal 2002, an increase of $3.7 million, due to the net effect of the items discussed above.

        Interest expense.    Interest expense from continuing operations was $12.9 million for fiscal 2003 compared to $24.3 million for fiscal 2002, a decrease of $11.4 million or 47.0%. This decrease was primarily due to (1) a $11.2 million decrease in interest on the 10 3/4% senior secured notes due 2004, which ceased accruing interest from the date of the filing of our Chapter 11 bankruptcy case, (2) a $0.8 million decrease in connection with insurance premium financing, (3) a $0.7 million decrease in interest from the sale of receivables and (4) a $0.3 million decrease in interest in connection with our

$12.5 million supplemental debtor-in-possession financing facility, which was partially offset by a $0.9 million increase in the amortization of deferred financing charges.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North Casualty Company), filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003. During fiscal 2003, we incurred $8.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors and legal counsel and our creditors' restructuring advisors and legal counsel.

        Income Taxes.    Income taxes increased to $0.3 million from $0.2 million. This increase was attributable to an increase in the current state tax liability from the prior year.

        Our effective tax rate of 1.9% in fiscal 2003 differs from the federal statutory rate of 34% primarily because of nondeductible reorganization costs and an increase to the valuation allowance. Our effective tax rate of 0.6% in fiscal 2002 differs from the federal statutory rate of 34% primarily because of an increase to the valuation allowance, which was recorded to offset a portion of the deferred tax assets.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced a loss before provision for income taxes and discontinued operations of $16.0 million for fiscal 2003 compared to a loss before provision for income taxes and discontinued operations of $43.9 million for fiscal 2002, a decrease of $27.8 million.

        Income (loss) from discontinued operations.    We experienced a loss from discontinued operations of $4.2 million for fiscal 2003, including impairment losses of $2.7 million, compared to a loss from discontinued operations of $13.3 million for fiscal 2002, which includes a $10.2 million goodwill impairment charge, a decrease of $9.1 million.

Liquidity and Capital Resources

        Our plan of reorganization was confirmed on September 4, 2003 and became effective on December 24, 2003. As part of the exit financing, many of the reorganized debtors entered into an Amended and Restated Loan and Security Agreement for a maximum of $100.0 million in revolving loans, letter of credit accommodations and vehicle acquisition loans, and issued $45.0 million in aggregate principal amount of exit financing senior secured notes due 2006.

        On April 22, 2004 we issued $105.0 million of the 12% senior secured notes due 2008 and $10.0 million of the senior secured floating rate notes due 2008. The notes were issued as part of an investment unit consisting of $1,000 principal amount of the notes and one warrant to purchase one of our common shares, exercisable at $.01 per share. $2.7 million of the purchase price of the units was allocated to the warrants based upon a valuation prepared by an independent financial institution. The original issue discount (the "OID") will be amortized over the life of the notes. In connection with the offering of the notes, we incurred $10.3 million of transaction costs. Annual interest on the senior secured floating rate notes is equal to the applicable LIBOR rate plus a margin of 9.2%. Interest payments on the notes, which commenced October 15, 2004, are due on a semiannual basis through their maturity date.

        The notes were required to be registered with the SEC by October 19, 2004. Since they were not registered by that date, we are required to pay liquidated damages of approximately $5,530 per week for 90 days, $11,060 per week for the next 90 days, $16,590 per week for the following 90 days and $22,120 per week thereafter until such registration is effective. Through March 31, 2005, these liquidated damages total approximately $182,000.

        In addition, from and after September 30, 2006, in the event we do not satisfy certain leverage tests, 2% additional interest will be required to be paid on the notes, which shall be payable in the form of PIK notes.

        The notes and related guarantees are senior secured obligations and rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are secured by a first priority lien on substantially all of our owned real properties and on substantially all of our owned motor vehicles, and a second priority lien on those of our assets that secure our obligations under the senior credit facility on a first priority basis. The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts outstanding on the notes.

        The indenture governing the notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA of $23 million determined quarterly.

        Concurrently with the issuance of the notes, we entered into a senior credit facility with Wachovia with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions and covenants, one of which was the maintenance of a minimum trailing twelve months EBITDA, as defined therein (which definition is substantially the same as that of the indenture), of $23.0 million determined monthly. Our senior credit facility also provides for up to $10.0 million in a letter of credit facility.

        On April 22, 2004, we paid off in full both exit financing facilities, including prepayment penalties, with the net proceeds of the offering of the notes and the use of $6.6 million from the senior credit facility. We recorded a charge to interest expense of approximately $9.7 million consisting of the write-off of deferred finance charges of approximately $5.4 million, $3.9 million of prepayment penalties, and $0.4 million of penalty interest in connection with our exit financing senior secured notes due 2006. On May 18, 2004 we received approximately $6.5 million from the release of cash collateral under an automobile insurance policy in exchange for issuing a $6.5 million letter of credit under the senior credit facility. Professionals who were owed approximately $8.7 million of the $11.4 million total outstanding administrative priority claims in our Chapter 11 bankruptcy case as of April 23, 2004, were paid $2.9 million in May 2004 and we expect to pay the balance prior to December 31, 2005.

        In June 2004, we entered into an agreement (the "Receivable Agreement") with Wachovia, to sell Wachovia, without recourse, up to a maximum $5.9 million of accounts receivable of our company. Under the Receivable Agreement, Wachovia purchases receivables at the gross amount of such accounts (less 3.25% purchase commission) and immediately credits 85% of this amount against our debt under the senior credit facility with the balance credited upon Wachovia receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. The Receivable Agreement expires concurrently with the expiration of the senior credit facility. In connection with our entering into the Receivable Agreement, the President and Chief Executive Officer of our company provided a personal guarantee, as required by Wachovia, in full support of the Receivable Agreement for which he received a $125,000 guarantee fee. This fee is being amortized over the term of the Receivable Agreement. At March 31, 2005, we had no sold receivables.

        On August 5, 2004, we received $4,900,000 from GSC and signed the GSC Note. The GSC Note bears interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until

September 2004 and quarterly, in arrears, thereafter. The GSC Note contains identical covenants as the senior credit facility and matures the earlier of April 23, 2007 or such date as excess availability, as defined by the senior credit facility, is in excess of $7.0 million after giving effect to the repayment of principal of the GSC Note. In connection with this transaction, GSC, Wachovia and our company signed a subordination agreement, whereby the parties agree that we may pay interest if excess availability is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million after giving effect to the respective repayments and no event of default (as defined in the senior credit facility) shall exist or have occurred and be continuing.

        On October 14, 2004, Wachovia amended its senior credit facility to allow Wachovia to make non-revolving supplemental loans to us of up to $3.5 million. These supplemental loans, which are not subjected to borrowing base availability, do not increase the amount of the $20.0 million senior credit facility. The $3.5 million loan, which bears interest at 12% per annum, was funded by GSC, the junior participant to the supplemental loan, on October 14, 2004. Under the terms of the definitive documentation of the supplemental loan, GSC may receive payment of the outstanding principal balance of the supplemental loans if our excess availability, as defined in the senior credit facility, is not less than $5.0 million for the 30 day period immediately prior to the repayment of these loans and for each of the three business days immediately prior to the date of repayment of the loans.

        As of September 30, 2004 and through November 30, 2004, our company was in default of its monthly LTM EBITDA maintenance covenant under our senior credit facility and was also in default with its September 30, 2004 and December 31, 2004 quarterly LTM EBITDA maintenance covenant under the indenture governing the notes. Our company's EBITDA was $21.9 million, $20.5 million, $19.8 million and $18.1 million for the four LTM periods from September 2004 to December 2004, respectively. In addition, we were in default under the indenture for failing to file quarterly financial information on a timely basis and for failing to comply with the "Compliance Certificate; Notice of Default" covenant.

        The primary reasons for the reduced EBITDA were four less revenue days in New York City (with three less payroll days) for the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004, and higher fuel costs and health and welfare costs. Fuel costs were approximately $1.8 million higher than the comparable period last year due to increased fuel prices. Health and welfare and fringe benefit costs increased approximately $1.7 million, which included surcharges due under our union contracts, which accounted for $0.7 million of the increase.

        On January 5, 2005, we received a waiver from Wachovia of the EBITDA maintenance covenant under our senior credit facility for the period from September 30 through November 30, 2004 and amended the senior credit facility to increase the administrative reserves, as defined in the senior credit facility, from $1.0 million to $1.5 million. On March 3, 2005 and April 15, 2005, our senior credit facility was amended again to reduce the EBITDA maintenance covenant to $13.0 million for the LTM periods ending December 31, 2004 through September 30, 2005, $16.0 million for the LTM periods ending October 31, 2005 through November 30, 2005, $19.5 million for the LTM periods ending December 31, 2005 through February 28, 2006 and $23.0 million for the LTM period ending March 31, 2006 and thereafter. In addition, as of March 5, 2005, our senior credit facility was amended to approve the issuance of $15.0 million in additional indebtedness.

        Effective March 3, 2005, we also received a similar waiver for the EBITDA maintenance covenant and a similar amendment reducing the EBITDA maintenance covenant from GSC for the GSC Note, as described above.

        EBITDA is defined in our senior credit facility and indenture as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains.

        The following is a reconciliation of income (loss) to EBITDA, as it is defined in our senior credit facility.

	Year Ended June 30, 2004	Twelve Months Ended March 31, 2005
Income (loss) before discontinued operations	$57,898,173	$(49,255,927)
Plus: Provision for income taxes	476,800	134,200
Interest expense	25,196,194	31,221,020
Depreciation and amortization expense	26,286,925	25,500,874
Non-cash contract rights impairment charges	5,462,825	5,462,825
Reorganization costs	11,176,956	744,606
Loss (gain) on sale of fixed assets and other	(24,689)	492,365

Subtotal	126,473,184	14,299,963
Less: Forgiveness of indebtedness income	(101,492,510)	—

EBITDA	$24,980,674	$14,299,963

        On February 23, 2005, we received and accepted consents from the holders of a majority of the outstanding principal amount of our notes, whereby the holders consented to waivers and amendments to the indenture governing the notes, which in substance (1) permitted us to borrow up to $15.0 million (plus the principal amount of new PIK notes issued in connection therewith) of additional indebtedness, (2) amended the indenture to modify the "Maintenance of Consolidated EBITDA" covenant (the "EBITDA Covenant") so that it would not apply until the LTM period ending March 31, 2006 and to provide for a $4.0 million increase in the required minimum consolidated EBITDA in each of the next three quarters until December 31, 2006 after which the required minimum consolidated EBITDA will remain at $35.0 million until the maturity of the notes, and (3) waived our failure to comply with the existing EBITDA Covenant and failure to file various certificates and notices to the trustee required by the indenture.

        On March 3, 2005, concurrently with execution of the supplemental indenture to the indenture governing the notes, we issued $15.0 million of third priority senior secured notes due 2008 (the "Additional Indebtedness"). The Additional Indebtedness was issued with warrants to acquire 40,752 shares, or 5%, of our common shares (the "Additional Warrants"). $0.9 million of the purchase price was allocated to the Additional Warrants, on a preliminary basis, using the same methodology, which was based upon a valuation determination prepared by an independent financial institution, that was used for the warrants issued with the notes. The original issue discount will be amortized over the life of the Additional Indebtedness. In connection with the offering of the Additional Indebtedness, we incurred $2.5 million of transaction costs. Interest on the Additional Indebtedness is 10% per annum in cash and PIK interest of 1% per annum, payable semi-annually in arrears on April 15 and October 15, which commenced on April 15, 2005. The Additional Indebtedness is secured by a third priority lien on all our real property and a third priority lien on those assets that secure our senior credit facility on a first priority basis. The holders of the Additional Indebtedness are allowed to vote and consent together as one class with the holders of the notes, except in matters regarding the registration rights agreement. Although the Additional Indebtedness is not and will not be registered with the SEC, the Additional Warrants have registration rights.

        Based upon our internal unaudited financial statements of December 2004, January 2005, February 2005 and March 2005, our monthly LTM EBITDA, as defined in our senior credit facility, was $18.1 million, $18.7 million, $17.2 million and $14.3 million, respectively, and we are in compliance with the EBITDA maintenance covenant under our senior credit facility. As a result of the consent solicitation described above, the EBITDA Covenant governing the notes will not apply until March 31, 2006. Failure to comply with the covenants contained in our indenture, senior credit facility or Additional Indebtedness could result in an event of default, which could permit acceleration of the related debt. We believe that we will be able to comply with the EBITDA maintenance covenant under both our senior credit facility and indenture for the next year.

        We have sold the assets of and have closed our New Jersey bus sales operations and liquidated our captive insurance company, Atlantic North Casualty Company. In September 2004 we received proceeds of $1.5 million from the sale of assets of our New Jersey bus sales operations and approximately $1.0 million from the liquidation of Atlantic North Casualty Company.

        We operated a fleet of approximately 6,200 vehicles as of March 31, 2005 and consume substantial quantities of fuel for our operations. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel purchased by approximately $1.0 million on an annual basis.

        Capital expenditures from continuing operations for the nine months ended March 31, 2005 and 2004 totaled $4.9 million and $16.7 million, respectively. Capital expenditures for the nine months ended March 31, 2004 included $5.4 million for new vehicles purchased primarily in connection with additional routes received in connection with our DOE contract, which generated an additional $20.0 million in revenues in fiscal 2004.

        In August 2004 and October 2004, we entered into two master lease agreements. In the aggregate, these agreements enabled us to lease vehicles with invoice costs of up to approximately $13.0 million. The lease terms range from four to seven years and contain terminal rental adjustment clauses, which require us to make up any difference between a projected value and the fair market value or the net proceeds from the sale of the vehicles at lease expiration. The projected value is 20% of the vehicles' cost. In connection with these agreements, GSC provided to the lessors approximately $2.6 million in escrow deposits or letters of credit. We agreed to pay GSC an annual administrative fee of 15% of the security to secure the obligations of our company. The majority of our fiscal 2005 vehicle capital expenditure requirements were acquired through these agreements. Vehicle leases under these two master lease agreements will be accounted for as operating leases.

        We intend to continue to selectively acquire contracts, especially those requiring minimum capital expenditures, to the extent that we are able to finance these from operating cash flows and/or additional equity contributions, or other sources of funds.

        Contracts with our largest customer, the DOE, expire June 30, 2005 and we have been negotiating with the DOE to extend those contracts. Our senior credit facility will terminate at the option of the lenders, after June 30, 2005 if at least 70% of the routes currently serviced by our company for the DOE are not renewed at terms acceptable to Wachovia. While we believe we have reached tentative agreement with the DOE which will provide extensions with increases which our company believes are fair, a failure to extend those contracts at rates acceptable to our company will have a material adverse effect on future operations.

        On April 15, 2005, our company entered into two agreements to sell two of its facilities. The first agreement, which closed on April 21, 2005, was for a gross purchase price of $4.5 million and the leaseback of the same property for a period of approximately twenty years. The triple net lease calls for monthly payments of $36,167 with annual increments of 2%. The second agreement, which closed on July 6, 2005, was for a gross purchase price of $5.0 million and the leaseback of the same property for a period of approximately ten years. The triple net lease calls for monthly payments of $39,583 with annual increments of 2.5%. The indenture governing the notes limits, but does not prohibit, us from selling assets, including assets constituting collateral securing the notes. These transactions will be made in compliance with the asset sale covenant of the indenture governing the notes.

        We estimate, in addition to normal working capital requirements, we will need the following cash flows to finance our operations: $18.5 million to service our interest obligations, $4.0 million primarily for non-vehicle capital expenditures and $4.1 million for amortization of debt and capital lease obligations. We believe that borrowings under our senior credit facility and the Receivable Agreement, plus the proceeds from the Additional Indebtedness, the GSC Note, the GSC supplemental loan and the sale and leaseback transactions, together with our existing cash and cash flow from operations, including the anticipated effect of our proposed extension agreement with the DOE, will be sufficient to fund our anticipated requirements for the next year.

        Our level of indebtedness may make it more difficult for us to satisfy our obligations with respect to the notes because a substantial portion of our cash flow from operations will be dedicated to debt service payments. Accordingly, our cash flow availability to fund increases in working capital and capital expenditures may be restricted, as will our flexibility in planning for, or reacting to, changes in our business, industry or general adverse economic conditions.

        As of March 31, 2005, total current assets were $98.0 million and total current liabilities were $81.3 million. At March 31, 2005, our company's debt under the senior credit facility was $20.0 million, including the $3.5 million supplemental loan, and we had no borrowing availability, based on our borrowing base calculations. Our letter of credit line was fully utilized. On May 16, 2005, our company's debt under the senior credit facility was $12.4 million (including the $3.5 million supplemental loan) and we had $7.6 million in borrowing availability, based upon our borrowing base calculations. On May 16, 2005, we had $115.0 million outstanding of our notes and $15.0 million outstanding of our Additional Indebtedness.

        The statements regarding our anticipated capital expenditures and service requirements are "forward looking" statements which involve unknown risks and uncertainties, such as our ability to meet or exceed our growth plans and/or available financing, which may cause actual capital expenditures to differ materially from currently anticipated amounts. See "Forward-Looking Statements" on page 36.

        Net cash provided by (used in) operating activities.    Net cash used in operating activities was $12.1 million for the nine months ended March 31, 2005, resulting primarily from a use of cash due to changes in the components of working capital of $0.7 million and $31.4 million used in operating activities, partially offset by $21.9 million of depreciation, amortization and other non-cash items.

        Net cash provided by operating activities was $12.8 million for the nine months ended March 31, 2004, primarily due to cash of $20.4 million resulting from changes in the components of working capital ($22.3 million of which was from increases in accounts payable, accrued expenses, other current liabilities and accrued compensation), plus $22.4 million of non-cash items of depreciation and amortization, partially offset by $14.0 million used in operating activities.

        Net cash provided by operating activities was $15.4 million for fiscal year 2004, primarily due to cash of $25.0 million resulting from changes in the components of working capital ($11.9 million of which was from increases in accounts payable, accrued expenses, other current liabilities and accrued compensation and $8.1 million from decreases in accounts receivable primarily due to decreases in discontinued operations receivables), plus $41.1 million of non-cash items of depreciation and amortization ($34.7 million) and fixed assets and contact rights impairment ($6.4 million), offset by $50.7 million used in operating activities.

        Net cash provided by operating activities was $12.8 million for fiscal 2003, primarily due to $31.9 million of non-cash items of depreciation and amortization ($30.0 million) and non-cash items of goodwill, transportation contract right and fixed asset impairment charges ($1.9 million), partially offset by $19.1 million used in operating activities.

        Net cash provided by operating activities in fiscal 2002 was $11.3 million primarily due to cash of $16.2 million resulting from (1) changes in components of working capital (primarily consisting of an $11.5 million decrease in accounts receivable due to better collection), (2) $29.5 million non-cash items of depreciation and amortization, (3) $13.0 million non-cash items of goodwill and contract impairment charges and (4) a non-cash charge of $6.7 million related to increasing our insurance reserves, offset by $54.1 million used in operating activities.

        Net cash provided by (used in) investing activities.    For the nine months ended March 31, 2005, we made $4.9 million of capital expenditures. Of these, $1.1 million of capital expenditures were directly financed with capital leases and the balance of capital expenditures were financed from operating cash flows. For the nine months ended March 31, 2004, we made $16.7 million of capital expenditures, including $5.4 million for vehicle capital expenditures relating to additional routes received from the DOE. Of these, $7.5 million were directly financed with capital leases and the balance was financed from operating cash flows.

        For the twelve months ended June 30, 2004, we made $19.2 million of capital expenditures, including $5.4 million for vehicle capital expenditures relating to additional routes received from the DOE. Of these, $8.0 million of capital expenditures were directly financed with capital leases of $7.5 million and equipment loans of $0.5 million and the balance of capital expenditures was financed from operating cash flows.

        For fiscal 2003, we made $11.5 million of capital expenditures to acquire additional vehicles and equipment. Of these capital expenditures, $2.8 million were directly financed with purchase money mortgages and the balance was financed from operating cash flows. We purchased $3.9 million of marketable securities and received $5.8 million of proceeds from the sale or redemption of marketable securities. For fiscal 2002, we made $18.3 million of capital expenditures that we financed from operating cash flows. Purchases of marketable securities were $7.0 million in fiscal 2002 and proceeds from sale or redemption of marketable securities were $8.9 million.

        Net cash provided by (used) in financing activities.    Net cash provided by financing activities totaled $20.0 million for the nine months ended March 31, 2005 due to $15.0 million of new borrowings from the Additional Indebtedness, $4.9 million of new borrowings from the GSC Note and $5.7 million net borrowings under the senior credit facility. These were partially offset by $2.2 million in payments on borrowings under capital leases and purchase money mortgages and $3.4 million in deferred financing costs. Net cash used in financing activities totaled $6.4 million for the nine months ended March 31, 2004 due to (1) $31.8 million in net payments under the revolving line of credit, (2) $10.0 million repayment of the GSC DIP loan, (3) $6.7 million in new deferred financing costs, and (4) $2.9 million in payments on borrowings under capital leases and purchase money mortgages, partially offset by $45.0 million of new borrowing under the senior secured notes due 2006.

        Net cash used in financing activities totaled $3.9 million for the twelve months ended June 30, 2004 due to (1) $103.5 million in repayments under the revolving line of credit and DIP financing facility, (2) $10.0 million net repayment of the GSC DIP additional loan, (3) $14.9 million deferred financing costs, (4) $4.7 million in payments on borrowings under capital leases and purchase money mortgages and (5) $0.5 million in payments to holders of our 1034% senior secured notes due 2004 and GSC (lender of an $8.2 million supplemental loan), in connection with our plan of reorganization, offset by new borrowings of $115.0 million from the issuance of the notes, and $14.3 million from the senior credit facility.

        Net cash used in financing activities for the year ended June 30, 2003 totaled $6.8 million due to $14.1 million net borrowings under our revolving line of credit and $3.0 million principal payments on borrowings, offset by $10.0 million of proceeds from the GSC DIP additional loan and $1.1 million of proceeds from additional borrowings. Net cash provided by financing activities for the year ended June 30, 2002 was $10.9 million due to $9.0 million repayments under our revolving line of credit and $5.5 million capital contribution received from our parent company offset by $1.8 million principal payments on borrowings.

Commitments and Contractual Obligations

        Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following table.

        The following table shows our contractual obligations and commitments as of March 31, 2005 and the payments due by period.

	Payment due by period
	Total	2005	2006	2007	2008	2009	Thereafter
Actual payments:
12% Senior secured notes	$105,000,000	$—	$—	$—	$105,000,000	$—	$—
Floating rate senior secured notes	10,000,000	—	—	—	10,000,000	—	—
Senior credit facility	19,998,263	19,998,263	—	—	—	—	—
GSC senior unsecured notes	4,900,000	—	—	—	4,900,000	—	—
Long-term debt	4,445,829	2,103,541	967,208	413,564	449,700	390,273	121,543
Third priority senior secured notes	15,474,662	—	—	—	15,474,662	—	—
Letter of credit advance	3,500,000	3,500,000	—	—	—	—	—
Capital lease obligations	8,614,990	1,993,303	1,993,303	1,993,303	1,801,478	670,440	163,163
Interest expense	59,572,503	17,733,656	18,258,160	15,814,087	7,745,878	18,504	2,218
Operating lease obligations—real property	16,738,543	3,954,319	2,662,080	2,294,869	1,892,374	1,498,804	4,436,097
Operating lease obligations—transportation and other equipment	19,263,348	4,508,319	4,043,163	3,831,843	2,922,727	1,800,233	2,157,063
Management fees—related parties	2,000,000	400,000	400,000	400,000	400,000	400,000	—
Unsecured creditors	757,895	190,718	292,177	275,000	—	—	—
Priority tax claims	5,509,077	820,742	937,667	937,667	937,667	937,667	937,667

Total contractual cash obligations	$275,775,111	$55,364,203	$29,747,840	$31,054,414	$146,818,568	$5,910,002	$6,880,084

        AETG and our company have entered into employment agreements with Domenic Gatto, our Chief Executive Officer and President, whose agreement provides for his continued employment with us through December 31, 2007, and Neil J. Abitabilo, our Chief Financial Officer, whose agreement provides for his continued employment at the will of our company. AETG and our company have entered into an employment agreement with Peter Frank, our Chairman of the Board, whose agreement provides for his continued employment with us through December 2005. Our total contractual obligations under these employment agreements include required payments of $1,155,000, $1,177,000 and $1,203,000 in fiscal years 2005, 2006 and 2007, respectively. See "Management—Executive Compensation" for more information about the terms of these employment agreements.

        We have no off-balance sheet debt or similar obligations.

Quantitative and Qualitative Disclosures About Market Risks

        In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates.

        We operated a fleet of approximately 6,200 vehicles as of March 31, 2005 and consume substantial quantities of fuel for our operations. Based on our current operations, an increase in fuel costs of ten cents per gallon will increase our cost of fuel purchased by approximately $1.0 million on an annual basis. From time to time in the past, we have entered into hedging contracts to protect ourselves from fluctuations in the cost of fuel, and we may seek to do the same in the future. We currently do not have any fuel hedging agreements in place, but we continually evaluate entering into such agreements if we believe increases in fuel costs are likely. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs even if we enter into hedging contracts.

        As of March 31, 2005, our only material variable rate borrowings are the senior secured floating rate notes due 2008 (LIBOR plus 9.2% interest), $16.5 million of the $20.0 million of borrowings under our $20.0 million senior credit facility and the $3.5 million letter of credit advance (prime plus 1% interest). As of March 31, 2005, we had approximately $6.5 million in letters of credit and $20.0 million (of which $3.5 million has a fixed interest rate of 12%) of borrowings outstanding under our senior credit facility. A 100 basis point increase in interest rates, applied to our variable rate borrowings as of March 31, 2005, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $0.3 million.

Critical Accounting Policies

        In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and judgments that affect the amounts reported therein. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on our reported financial condition or results of operation.

        Property, Plant and Equipment.    We depreciate our property, plant and equipment over their useful lives, which range from 3 to 31.5 years, on a straight-line basis. These useful lives are based upon our estimates of the periods that the assets will provide economic benefit. Our policy is to review the carrying value of our long-lived assets whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. Our definite life assets will continue to be depreciated or amortized over their estimated useful lives and are subject to the impairment criteria as required by SFAS No. 144.

        Transportation Contract Rights.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of the book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. Transportation contract rights are assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the use of the acquired assets or the strategy of the overall business, and significant negative industry or economic trends. If indicators of impairment are present, management evaluates the carrying value of the intangibles in relation to the projection of future undiscounted cash flows of the underlying assets. Projected cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, which may differ from actual cash flow. Transportation contract rights are amortized on a straight line basis over twelve years which represents our company's estimate of the average length of the contracts and expected renewal periods. We recorded an impairment charge of $2.8 million for the year ended June 30, 2002 and $5.5 million for the year ended June 30, 2004, that is included in the school bus operations segment to adjust the transportation contract rights to fair value. The requirements for these impairment charges were determined by management's evaluation that the future undiscounted cash flows attributable to the underlying assets were unlikely to exceed the carrying value of the transportation contract rights assets for certain of the school bus companies. The impairment charges were the difference between book value of the transportation contract rights and estimated fair value, determined as the estimated future cash flows. See "Transportation Contract Rights" in note 2 to the consolidated financial statements for further discussion.

        Income Taxes.    We follow the liability method under SFAS No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (1) recognize the amount of tax payable for the current year and (2) recognize the amount of deferred tax liability or asset for the future tax consequences attributable to temporary differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases and of events that have been reflected in our financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        As discussed in Note 12 of the Notes to the Consolidated Financial Statements, we have net deferred tax assets resulting primarily from net operating losses ("NOL") that will reduce taxable income in future periods. SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, a company's recent financial performance, the market environment in which a company operates, tax planning strategies and the length of the NOL carryforward period. Management believes that the realization of a portion of the deferred tax assets is not considered to be more likely than not and accordingly, has provided a valuation allowance.

        Allowance for Doubtful Accounts.    We maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. We estimate uncollectible amounts based upon historical bad debts, current customer receivable balances, age of customer receivable balances, the customer's financial condition and current economic trends. If the actual uncollected amounts were to significantly exceed the estimated allowance, our results of operations would be materially adversely affected.

        We file consolidated federal and state income tax returns with our parent and its affiliates. The income tax charge or benefits allocated to us is based upon an allocation method determined by the group under its tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

        Revenue Recognition.    Revenues from school bus and paratransit and transit operations are recognized when services are provided. We bill our customers on a monthly basis based upon the completion of bus routes and service hours completed to all paratransit customers, which in most cases are based upon contracts or extension agreements we have with our customers. Under our largest contract, the DOE retains 5% of our monthly billings (retainage) which is normally returned in August of the following fiscal year based upon us completing contractual service for the prior school year. The total retainage as of the end of each contract year with the DOE for the last three years has been approximately $5 million. We have always collected the retained amounts in full.

        Insurance Coverage and Reserves.    We self-insure our obligations that may arise under workers compensation and automobile liability claims. Provisions for such obligations are provided for as follows:

  a)
  For the calendar year ended December 31, 2002, our company self-insured its workers compensation deductibles with Atlantic North Casualty Company, a wholly owned and consolidated subsidiary, which was not a guarantor of the notes. Reserves for deductibles for fiscal year 2002 and the first half of fiscal year 2003 were based upon actuarial valuations provided by a third party actuary. Such valuations computed reserve requirements based upon estimated ultimate claim losses, including those incurred but not reported. Charges to operations were adjusted, annually if necessary, to reflect these valuations. Reserve requirements for deductibles for fiscal year 2004 were based upon valuations supplied by an insurance company.

        The following table reflects the activity in this account for the years ended June 30, 2002, 2003 and 2004 and for the nine months ended March 31, 2005:

Total Reserve
Balance, June 30, 2002	$12,575,351
Expense	4,000,807
Transfer to liabilities subject to compromise	(2,144,248)
Payments against the reserve	(5,954,367)

Balance, June 30, 2003	8,477,543
Expense	(1,042,015)
Payments against the reserve	(3,009,452)

Balance, June 30, 2004	4,426,076
Payments against the reserve	(1,440,392)

Balance, March 31, 2005 (unaudited)	$2,985,684

  b)
  Automobile liability commencing July 1, 2001 and workers compensation subsequent to December 31, 2002, were administered through a third party insurance company. Under the terms of such arrangements, our company funds, through monthly installments, loss funds specified by the insurance company. For the current insurance periods, these loss funds will total $12.7 million and $11.0 million for automobile liability and workers compensation claims, respectively. In addition, we pay fronting charges consisting of claims handling, administration, risk transfer charges and taxes. Payments made are charged to a prepaid asset account. Operating costs are charged, and prepaids are reduced, by estimated claim loss costs and amortization of fronting charges. On a quarterly basis, our company receives from the insurance company a calculation of ultimate claims liability based upon actuarially computed reserves using a development factor taking into consideration claims history to arrive at incurred but not reported amounts. Charges to operations are adjusted to reflect these calculations.

    For automobile liability after June 30, 2001 and workers compensation after December 31, 2002, prepayments of loss funds and fronting charges of $12.4 million, $34.5 million, $33.8 million and $28.3 million were made for fiscal years 2002, 2003 and 2004 and for the nine months ended March 31, 2005, respectively. Charges based upon estimates of total losses and amortization of fronting charges, were made in such years and applied against the prepaid balance. In addition, based upon statistical information received from the insurance company, adjustments for prior and current years insurance claim expenses were made. Such adjustments resulted in an increase to insurance expense of $3.5 million in fiscal year 2002 and $0.1 million for the nine months ended March 31, 2005 and reductions to insurance expense of $1.2 million and $1.5 million in fiscal years 2003 and 2004, respectively. As of June 30, 2003 and 2004 and March 31, 2005, the balances in the prepaid account were $12.4 million, $14.3 million and $23.8 million, respectively. For each policy year, an adjustment based upon a calculation of ratable incurred losses valued as of a date 30 or 42 months after the rating period, will be made by the insurance carrier.

        The above charges to operations are based upon estimated ultimate liability related to these claims and could differ from period to period due to claims payment and settlement practices as well as changes in development factors due to assumed future cost increases and discount rates.

        In February 2003, the DOE entered into the MOU with our company and other school bus transportation providers, and on January 5, 2005 amended the existing contracts whereby the DOE reduced operating costs for its service providers, including assuming certain vehicle insurance obligations. In addition, we are not responsible for the administration or payment of insurance claims arising after April 1, 2003. We are not aware of any factors that might impair the DOE's ability or intent to pay claims under this program. The accompanying financial statements do not reflect reserves for such claims arising after April 1, 2003.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. We adopted SFAS No. 142 on July 1, 2002. The adoption of SFAS No. 142 resulted in the our company's discontinuation of amortization of its goodwill; however, our company is required to test its goodwill for impairment annually.

        SFAS No. 142 requires disclosure of what net income would have been in all periods presented in the financial statements, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects), among other items. The adjusted net income (loss) for this disclosure requirement would be as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
Reported net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)
Add back:
Goodwill amortization	325,908	—	—	—	—

Adjusted net income (loss)	$(57,098,833)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this statement did not have any effect on our financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities

("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. We do not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. FIN 46 is not expected to have any impact on our financial statements.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We do not expect the adoption of this pronouncement to have any effect on the results of operations or financial position.

        In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date of this Statement is issued. We believe this Statement will have no impact on the financial statements of our company once adopted.

        In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. We believe this Statement will have no impact on the financial statements of our company once adopted.

        In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. We believe this Statement will have no impact on the financial statements of our company once adopted.

        In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock Based Compensation. This Statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

        A nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances.

        A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement.

        The grant-date fair value of employee share options and similar instruments will be estimated using the option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available).

        Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in-capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

        The notes to the financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements.

        The effective date for public entities that do not file as small business issuers will be as of the beginning of the first annual reporting period that begins after June 15, 2005. We intend to comply with this Statement at the scheduled effective date for the relevant financial statements of our company.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," ("FIN 47") which clarifies the term "conditional asset retirement obligation" used in SFAS No. 143, "Accounting for Asset Retirement Obligations," and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Our company is required to adopt FIN 47 no later than June 30, 2005. We do not expect the adoption of FIN 47 to have a material impact on our consolidated results of operations and financial condition.

BUSINESS

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,200 vehicles as of March 31, 2005. We were founded in 1968 as a school bus company based in Staten Island, New York. Domenic Gatto, our Chief Executive Officer and President, commenced employment with us in 1973 and purchased our company in 1974, at which time we operated only 16 buses. In 1979, we were awarded two major school bus transportation contracts by the DOE, which substantially increased our revenues. These contracts, which were originally awarded for a period of three years, have been extended successively through June 30, 2005. From 1982 to 1987, we strengthened our presence in New York City through the acquisition of 14 regional school bus transportation companies. In 1986, we won and purchased additional contracts in New York City, which also have been extended successively through June 30, 2005. From 1986 to 1989, we further strengthened our presence in New York City through the acquisitions of four local contractors and expanded our operations to Nassau and Suffolk counties on Long Island, New York, through a combination of acquisitions and winning new contracts. From 1990 to 1997, we consummated six additional acquisitions in the New York metropolitan area and three acquisitions on Long Island, New York. In addition to our expansion in the New York greater metropolitan area, we extended our operations to Philadelphia in 1993, where we were the successful bidder for a new contract, and made subsequent acquisitions in 1993 and won additional new contracts in 1996 and 1997. We also established operations in St. Louis in 1995 and in Los Angeles in 1997 by winning contracts. We have acquired over 20 companies in the last 15 years. We have not made any material acquisitions in the past five years. We have sold the assets of and have closed one of our two bus sales operations in August 2003 and closed the other bus sales operation and have sold the remaining assets in September 2004. We have treated this as discontinued operations for all periods presented, which we consider to be non-core businesses.

        We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 95.1% of our fiscal 2004 revenue from continuing operations have been with us for over five years.

        On October 27, 1998, the holders of a majority in principal amount of our then outstanding 10 3/4% senior secured notes due 2004 consented to an amendment to the indenture governing those notes, and on November 4, 1998, GSCP II Holdings (AE), LLC, an affiliate of GSC, acquired an approximately 83% equity interest in a recapitalized AETG, which owned all of the issued and outstanding shares of our capital stock at that time.

        We generated revenues from continuing operations of $363.5 million for the fiscal year ended June 30, 2004 and $260.3 million for the nine months ended March 31, 2005 and EBITDA of $108.8 million and $3.8 million for the same periods. See note 2 of "Summary Consolidated Financial and Other Data" for the definition of EBITDA and a reconciliation of net income (loss) to EBITDA. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $11.2 million and $0.8 million for the fiscal year ended June 30, 2004 and the nine months ended March 31, 2005, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million during the year ended June 30, 2004. We generated a loss from operations of $6.6 million and had net income of $56.8 million, which includes $101.5 million in forgiveness of indebtedness income from continuing operations for the fiscal year ended June 30, 2004, and generated a loss from operations of $12.9 million and sustained a net loss of $31.4 million for the nine months ended March 31, 2005. As of March 31, 2005, we had total assets of $263.6 million and total debt of $166.7 million.

        During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and our revenues from continuing operations from $114.0 million to $352.3 million. However, in fiscal 2002, we incurred an EBITDA loss, and our net losses increased. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts, which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective on December 24, 2003.

        At the beginning of fiscal 2003, we hired Peter Frank, who has operated, purchased and sold businesses for over 25 years, as our Chief Restructuring Officer to complement the industry knowledge and experience of our existing management team. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. As a result of these measures, we have realized EBITDA improvement of $25.5 million, from ($7.8) million in fiscal 2002 to $17.7 million in fiscal 2003 and reduced our net losses. Peter Frank was appointed Chairman of the Board in December 2003.

Business Operations

        We derive our revenue from two segments:

School Bus Operations (87.4% of revenues from continuing operations for the nine months ended March 31, 2005)

        We have contracts to provide school bus transportation in 140 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of March 31, 2005, we had a fleet of approximately 5,800 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles.

        Services.    We generally provide services for transportation of open enrollment ("Regular Education") students through the use of standard school buses, and transportation for physically or mentally challenged ("Special Education") students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair bound students. In most jurisdictions serviced by us, escorts are required to accompany drivers on Special Education vehicles.

        Contracts.    Our school bus transportation contracts are awarded by school districts through a public bidding or RFP process. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which initially range from one to five years. Compensation under school bus transportation contracts is generally based upon a daily rate per vehicle, which is established either by public bidding or by proposal and negotiation with respect to RFP contracts. Contracts in New York City provide for the payment of the daily vehicle rate (which encompasses all of our costs, including driver and escorts) for days of scheduled performance in accordance with the school calendar and provides for payment of 85% of the daily rate for any vehicle not used due to school cancellations on any scheduled school day. Daily vehicle rates earned under contract renewals are generally increased from previous rates by application of the Consumer Price Index. Our cost increases have in the past and could in the future outpace such revenue increases. The number of vehicles required is determined by the school districts, initially pursuant to its bid specifications and/or RFP, and is subject to change.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. Under our current arrangements with the DOE, we are required to secure the performance of our contracts with the DOE through the use of performance bonds plus cash retainages of 5% of amounts due to us. In most other instances, we have opted to satisfy our security performance requirements by posting performance bonds.

        Customers.    We have longstanding relationships with many of the school districts which we service. School districts with which we do business generally appoint a business manager and/or transportation supervisor to oversee school bus transportation operations. Larger school districts have separate bureaus or divisions, which regulate and supervise the provision of school bus transportation services. Passenger safety, timeliness and quality of service are among the factors used by school bus transportation administrators to evaluate us.

        In our experience, unless a school district is dissatisfied with the services of a school bus transportation contractor, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law or the terms of the contract otherwise require. We believe that replacing an existing contractor through a bidding process generally has resulted in higher prices to districts than contract extensions because of the significant start-up costs that a replacement contractor faces. Bidding also exposes a school district to uncertainty in the quality of service which would be provided by a new contractor.

        Historically, school districts awarded school bus transportation contracts through a public bidding process by which such contracts were required to be awarded to the lowest responsible bidder, without regard to quality of service. However, management believes that, due in part to the poor performance of certain low-priced school bus transportation contractors, school districts will increasingly rely on a RFP process, which enables school administrators to broaden the factors considered when awarding a contract. Factors such as passenger safety, timeliness and quality of service, among others, are generally considered under the RFP process. In 1996, the State of New York (where we have our largest concentration of school bus transportation contracts) adopted legislation, which, for the first time, permitted school districts in the State of New York to select school bus transportation contractors through a RFP process. We believe that because of the reputation we have developed in the school bus transportation industry, we are well positioned to obtain contracts which are awarded by the RFP process as well as by public bidding. The DOE accounted for 42.7%, 37.7% and 36.8% of our revenues from continuing operations in fiscal 2004, 2003 and 2002, respectively. No other customer contributed greater than 8.9% of our revenues from continuing operations during these periods.

        Most of the DOE contracts were originally awarded to us in 1979 and have been renewed and extended since then. The latest extension occurred in June 2000 and extended the contract through June 30, 2005. We have been negotiating with the DOE to extend those contracts. While we believe we have reached tentative agreement with the DOE which will provide extensions with increases which our company believes are fair, a failure to extend those contracts at rates acceptable to our company will have a material adverse effect on future operations. Although the DOE has the option to reduce our routes at will, the DOE, since the inception of the first contract, has often increased the number of routes but has never substantially reduced them. Our ability to generate cash flow is heavily dependent on our contracts with the DOE, and we expect it to continue to be in the future.

Paratransit and Transit Operations (12.6% of revenues from continuing operations for the nine months ended March 31, 2005)

        For fiscal 2005, we have one contract to provide paratransit service in New York for physically and mentally challenged persons who are unable to use standard public transportation. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter lines and charter and tour bus services. Prior to April 2003, we provided transportation services for pre-kindergarten children and Medicaid recipients. As of March 31, 2005, we operated approximately 400 vehicles to service our paratransit and transit operations for fiscal 2005.

        Our paratransit contract in Arizona ended on December 31, 2004 since we were unsuccessful in rebidding this contract in May 2004. The vehicles used in this contract were provided by the customer and costs and expenses that had been incurred for the contract have ceased, other than wind down expenses not expected to be material. The paratransit contract in Arizona represented approximately 7.7% of our revenues from paratransit and transit operations for the nine months ended March 31, 2005.

        To enhance passenger safety and to satisfy paratransit contract requirements, we have instituted a comprehensive driver-training course, which encompasses defensive driving, passenger sensitivity, first aid and CPR procedures, passenger assistance techniques and detailed information about the disabilities of the passengers which we transport. Paratransit services are primarily funded by public transit systems.

        Services.    Our paratransit services are rendered based upon advance call-in requests for transportation, which are primarily scheduled by an independent third party. The paratransit services operation has developed a substantial degree of expertise in developing and providing transportation services required by our physically or mentally challenged passengers.

        Contract.    The term of our paratransit contract is for five years. In paratransit and transit operations, the scope of services and contract requirements vary considerably from one jurisdiction to another. The three general components of paratransit transportation services are (1) providing the actual transportation service, (2) reserving passenger requests for service and (3) sorting and scheduling passenger requests for service. Some customers require all three components of service while other customers perform one or more of such functions themselves or through third parties. Paratransit vehicles are generally provided by the transit agency. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. Paratransit users pay a fixed amount per trip determined by the local transit system governmental entity (which may be equal to or based upon prevailing public transportation fees in the jurisdiction in question), which is credited against the monthly contract price due from the local transit system.

Industry Overview

School Bus Transportation Industry

        The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

        First, we believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics, enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong. We believe that resources required to effectively capitalize on the above-mentioned industry trends favor larger school bus contractors such as our company.

        Second, continuing consolidation is occurring among the over 5,000 private contractors which reportedly operate approximately one-third of the approximately 460,000 school buses in the United States. We believe that this consolidation is driven largely by the inability of smaller companies to absorb the costs of complying with increasingly stringent government regulations while still providing commensurate levels of service at competitive prices. Based on industry data and company estimates, we believe that the top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes. Capitalizing on the trend towards consolidation and the highly fragmented nature of the market, we have acquired over 20 school bus companies in the last 15 years.

        Third, we believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which we believe, based on industry data and company estimates, operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

Paratransit Industry

        Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2002 based on annual revenue.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of $308.4 million, or 95.9%, of our revenues from school bus operations for fiscal 2004 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank was appointed Chairman of the Board in December 2003.

        Equity Sponsorship.    Since 1998, GSC has invested more than $100.0 million of equity in our parent company, AETG. As of April 30, 2005, GSC beneficially owned 83.9% of the common shares of AETG. Founded in 1994, GSC is a private investment firm and a registered investment adviser managing over $7.0 billion of assets.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.9% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%. During fiscal 2004, we successfully renewed or replaced 78.1% of our contracts (based on revenue) that expired in fiscal 2004. These contract renewals had a weighted average increase in pricing of 5.3%, which took effect in fiscal 2005. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2005, resulting in a weighted average increase in pricing of 10.4% for those contracts, which represented 6.3% of our revenues for fiscal 2004. We intend to continue focusing on this strategy going forward.

        The school bus transportation industry is highly competitive. Contracts are generally awarded pursuant to public bidding or an RFP process, where price is the primary criteria for a contract award. If we attempt to win contracts through the bidding or RFP process, we compete against many companies in the school bus transportation business, including companies with resources and facilities substantially greater than ours. In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.3% of our revenues from continuing operations for the fiscal year ended June 30, 2004. In addition, our school bus transportation customers have the ability to decrease the number of buses in service or to reduce the number of routes or contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the DOE, which generated approximately $20 million in additional revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses, which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        We expect that there will continue to be substantial competition for contracts and for prospective acquisitions, which may decrease the profitability associated with these contracts and increase the cost of acquisitions.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies. Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003 and $32.5 million in fiscal 2004. We are currently exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into the MOU with our company and other school bus transportation providers, and on January 5, 2005 amended the existing contracts whereby the DOE reduced operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contracts. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual, realized loss profile. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents. Our ability to continue to obtain insurance at affordable premiums also depends upon, among other things, our ability to continue to operate with an acceptable safety record.

        Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case, more fully described under the heading

"The Reorganization." We cannot assure you that such increases in insurance and other expenses will not happen again in the future.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We were able to reduce these costs from $1.3 million in fiscal 2002 to $0.4 million in fiscal 2003, a decrease of $0.9 million. We have been able to reduce overtime costs from $6.8 million in fiscal 2002 to $3.0 million in fiscal 2003, a decrease of $3.8 million. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. We will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

Seasonality

        The school bus transportation operation, which accounted for at least 84% of our revenues from continuing operations for each of the last three fiscal years, is seasonal in nature and generally follows the pattern of the school year, with sustained levels of business during the months of September through June. As a result, we have experienced, and expect to continue to experience, a substantial decline in revenues from late June through early September. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools) and the profitability of our other operations. In particular, historically we have generated operating losses during the first quarter of each fiscal year. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Focus on Passenger Safety and Service

        Management has developed a corporate culture focused on passenger safety and service. All drivers are required to attend periodic safety workshops and training programs, which emphasize defensive driving and courteous behavior. We attempt to buy school buses which comply with New York State safety regulations, among the most stringent in the country, which allows us to give our customers the benefit of the safety features and gives us flexibility in moving or selling vehicles in our fleet to other states as well. We believe that our emphasis on passenger safety and service provides us with a competitive advantage and is a major contributor to our success in extending existing contracts and winning new contracts.

Fleet Management and Maintenance

        As of March 31, 2005, we operated a fleet of approximately 6,200 vehicles. The average age of our fleet, exclusive of vehicles provided by various transportation authorities, as of that date was 8.0 years.

        As of March 31, 2005, the fleet was maintained by our trained mechanics at our 48 major facilities. We have a comprehensive preventive maintenance program for our equipment to minimize equipment down time and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignments and oil and filter changes, all of which are performed on a regularly scheduled basis by our mechanics.

        The following is a breakdown of our fleet of owned vehicles as of March 31, 2005 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	29	12	0	0	2	43
2-5 years old	69	120	15	0	5	209
6-10 years old	2,271	1,030	341	9	79	3,730
11-15 years old	555	170	107	15	31	878
Greater than 15 years	561	2	25	0	5	593

Total	3,485	1,334	488	24	122	5,453

        The following is a breakdown of our fleet of leased vehicles as of March 31, 2005 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	248	36	28	0	0	312
2-5 years old	30	12	20	7	0	69
6-10 years old	19	1	4	31	0	55
11-15 years old	0	0	0	0	0	0
Greater than 15 years	0	0	0	0	0	0

Total	297	49	52	38	0	436

        In addition to the vehicles in the tables above, as of March 31, 2005, we operated 292 vehicles provided by various transportation authorities pursuant to their respective contracts.

Employees

        As of March 31, 2005, we had over 8,300 employees to provide transportation services, consisting of approximately 5,700 drivers, 1,600 escorts and 500 mechanics. In addition, there were approximately 500 employees in executive, operations, clerical and sales functions. Our school bus drivers and escorts are required to undergo background checks, drug and alcohol testing and fingerprinting as a condition for employment on school buses. All drivers are licensed to drive school buses and/or motor coaches in accordance with federal and state licensing requirements.

        We require our drivers to complete a thorough and comprehensive training process in addition to satisfying federal and state requirements. In some states, such as New York, a special subclass of license is required for school bus drivers. Our paratransit drivers are also required to complete special training. Drivers undergo a 20-hour basic training course once a year and a two-hour refresher class twice per year. In addition, drivers are required to be fingerprinted and pass a defensive driving test, as well as physical, oral and written tests. Further, all drivers must pass a pre-employment drug test as well as random drug and alcohol tests during the course of each year. Pursuant to federal and state law, each year we are required to randomly test 50% of our drivers for drug use and 25% for alcohol use.

        As of March 31, 2005, approximately 73% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which three agreements, covering approximately 170 employees, have already expired, 17 agreements, covering approximately 4,500 employees, will expire over the next two years, with the remainder to expire over the next three to five years. We believe that our relations with employees are satisfactory. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On April 22, 2004, the Local 1181 of the Amalgamated Transit Union in New York commenced a strike against the providers of paratransit services in New York City over their collective bargaining contracts, including our company. Our contract with the relevant union had expired in August 2003 and we had been in negotiations with the relevant union, which related to approximately

400 of the Company's 8,300 transportation service employees at March 31, 2005. On May 6, 2004, the strike ended and we entered into a new collective bargaining agreement with the relevant union. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations.

        As of March 31, 2005, approximately 50% of our company's union employees were represented by Local 1181 of the Amalgamated Transit Union, which primarily represents personnel rendering services on behalf of the DOE. Labor agreements with Local 1181 require contributions to the Local 1181 welfare fund and pension plan on behalf of drivers, mechanics and certain escorts. All contracts awarded by the DOE during the past 24 years contain employee protection provisions and require continued contributions to the Local 1181 pension plan and welfare fund for rehired employees opting to remain in such plan and such fund. Pursuant to a plan amendment approved by the Pension Benefit Guaranty Corporation, withdrawal liability for contributing employers to the plan, such as our company, is essentially eliminated, provided that withdrawal is based upon the loss of DOE contracts and that the successor contractor becomes a contributing employer to the plan.

Competition

        The school bus transportation industry and paratransit services industry are highly competitive. We compete on the basis of our reputation for passenger safety, quality of service and price. We believe we are competitive in each of these areas. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus and paratransit transportation business including transportation companies with resources and facilities substantially greater than those of ours. We compete with Laidlaw Transit, Inc., a division of Laidlaw International Inc., the largest private transportation contractor in North America, First Transit and First Student, divisions of First Group America, Inc., the second largest company, and National Express Corporation, in addition to other regional and local companies.

Risk Management and Insurance

        We maintain various forms of liability insurance against claims made by third parties for bodily injury or property damage resulting from operations. Such insurance consists of (1) general liability insurance of $25 million per occurrence with a $50,000 deductible against claims arising from other (e.g., non-vehicle) liability exposure and (2) our present primary $1 million vehicle liability policy, which covers all our vehicles except those providing service to the New York City Transit Authority (the "T.A."), the DOE, and our Massachusetts operations.

        Under our primary vehicle liability policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $500,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $500,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period. The T.A. provides $3 million insurance per occurrence for our T.A. vehicles. The DOE provides $1 million insurance per occurrence for our DOE vehicles, for which they deduct an agreed upon amount from our monthly invoices. Our Massachusetts vehicles are covered under various "First Dollar" policies with no deductibles. In addition, we cover all of our vehicles with an additional umbrella policy of up to $25 million per occurrence, with an aggregate self-insured retention of $1,000,000. Beyond the occurrence limits mentioned herein, the vehicle liability coverage provides indemnity for an unlimited number of occurrences. Our insurance policies generally provide coverage for a one year term and therefore, are generally subject to annual renewal.

        Under our workers' compensation insurance policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $500,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $500,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period.

        In the past, we self-insured our workers' compensation deductibles through Atlantic North Casualty Company, a wholly owned captive insurance company chartered in Vermont, which was not a guarantor of the notes. Atlantic North Casualty Company's total claims liability were partially funded by premiums charged to operating companies, which in turn were limited to the amount of the deductible in our workers compensation insurance policy. Atlantic North Casualty Company was liquidated in October 2004.

        In addition, we maintain catastrophic coverage of $25.0 million per occurrence, for an unlimited number of occurrences, subject to a $100,000 deductible per occurrence. This insurance provides replacement cost coverage for losses on our fleet and insurance against business interruptions resulting from the occurrence of natural catastrophes. We also maintain property insurance for the replacement cost of all of our real and personal property.

Environmental Matters

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances, and the remediation of contaminated soil and groundwater ("Environmental Laws"). We are taking into account the requirements of such Environmental Laws in the improvement, modernization, expansion and start-up of our facilities. As with most transportation companies, we could incur significant costs related to environmental compliance or remediation; these costs however, most likely would be incurred over a period of years. Compliance with Environmental Laws or more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of such laws and future regulatory action regarding soil or groundwater, may require material expenditures by us.

        Under various Environmental Laws, a current or previous owner of real estate or operations thereon may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of contaminants. The presence of (or failure to properly remediate) such substances may adversely affect the ability to sell or rent such real estate or to borrow using such real estate as collateral. Similarly, persons who generate, arrange for the disposal or treatment of hazardous substances may be liable for the costs of investigation, remediation or removal of such hazardous substances at or from the disposal or treatment facility regardless of whether such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

        As outlined above, we may be potentially liable for costs related to environmental compliance and remediation. The following discussion highlights several matters where we cannot predict with any certainty the costs of remediation or compliance, including potential penalties, and which costs could have a material adverse effect on us.

        We have been engaged in discussions with the New York State Department of Environmental Conservation ("NYSDEC") since 1999 concerning alleged petroleum contamination at the Company's 107 Lawson Boulevard property in Oceanside, New York ("Lawson Property"). The Lawson Property is

located in an area of historic industrial and commercial use and is influenced by tidal fluctuations. We had responded to the allegations of contamination by demonstrating that the petroleum beneath the Lawson Property is of a quality and type different from that ever utilize by the Company, and is most likely the result of an off-site petroleum release. The New York State Attorney General's Office marked this matter "inactive" on March 4, 2002.

        On August 22, 2003, NYSDEC gave notice of six alleged violations of the Petroleum Bulk Storage Act and its implementing regulations at the Lawson Property. Energy Systems Group sent a letter to NYSDEC on September 11, 2003, stating that it had been retained by us to address the noticed violations and was in the process of doing so on our behalf. On January 4, 2005, NYSDEC served notice on the Company of eighteen additional alleged violations of the Petroleum Bulk Storage Act based on recent inspections of the Lawson Property. We executed an Order on Consent with the NYSDEC on April 22, 2005, under which we consent to abide by a compliance schedule, submit certain compliance documentation to NYSDEC and pay a penalty in the amount of $68,375 in settlement of these alleged violations.

        On August 6, 2003, the United States Environmental Protection Agency ("EPA") Region 2, issued a Notice of Violation ("NOV") to our facility at 7 North Street, Staten Island, New York, for alleged violations of the federal Safe Drinking Water Act § 1421(d)(2) and regulations at 40 C.F.R. Part 144. The violations stem from a June 12, 2003 inspection conducted by EPA during which EPA personnel observed oil and grease stains around the perimeter of several on-site trench drains and catch basins, and company employees washing a petroleum leak into on-site storm drains. Under the NOV, we must prepare a work plan to address the violations and determine whether site soils and groundwater have been impacted. We have engaged the services of Eryou Engineering of Northport, New York, to prepare the required work plan and devise an implementation schedule of measures to prevent possible future limited releases of oil from our bus operations from discharging into the Kill Van Kull. Eryou Engineering has also prepared a Spill Prevention Control and Countermeasure plan, which has been submitted to EPA, to ensure that such incidents do not occur in the future.

        On August 28, 2003, we received a Clean Water Act Section 308 Information Request from EPA Region 2 concerning our operations at 7 North Street in Staten Island, NY. We have gathered and submitted the requested information to EPA and are awaiting the agency's response.

        On September 19, 2003 EPA Region 2 issued a NOV alleging that we failed to perform line leak detection tests as required by 40 C.F.R. Part 280 at our facilities located at 7 North Street, Staten Island, and 46-81 Metropolitan Avenue, Ridgewood, NY. The required line tightness test was in fact performed by Energy Storage Systems, Inc. in May and again in June 2003. We have submitted the results of those tests to EPA Region 2 demonstrating that line are tight. This matter has also been recently settled for approximately $22,000.

        On February 17, 2005, NYSDEC gave notice of thirty-one alleged violations of 6 NYCRR Parts 211.2 (air pollution), 217-3.2(b) (idling prohibition for heavy duty vehicles) and 5.4 (vehicle owner/operator requirements) at the Lawson Property. During settlement discussions related to the aforementioned April 22, 2005 Order on Consent, NYSDEC informed us that we face potential penalties from alleged violations related to idling, which took place on January 4, 2005. We have not received the requisite statutory notice for the alleged idling violations incurred on January 4, 2005 and do not know their number and content. We have submitted two settlement proposals to NYSDEC covering the February 17, 2005 alleged violations, as well as the January 4, 2005 alleged violations and are awaiting the agency's response.

        Lastly, we have been advised of potential violations of the New York State Tidal Wetlands Act and its implementing regulations concerning the facility we lease at 1752 Shore Parkway, Brooklyn, New York. The property is located along the tidal wetlands of Coney Island and was originally constructed using fill material a number of decades ago. The alleged violations of the Tidal Wetlands Act stem from our use of asphalt millings to fill in potholes on the property where we park buses. Counsel for the present site owner, our lessor, is currently discussing the matter with NYSDEC. To date, NYSDEC has not taken any administrative action or assessed any civil penalty. We have been advised by lessor's counsel, however, that NYSDEC is likely to issue an administrative consent order requiring us to remove the asphalt millings patches and replace them with blue stone, which is not expected to be a material cost.

Government Regulation

        We are subject to a wide variety of federal, state and municipal laws and regulations concerning (1) vehicle standards and equipment maintenance, (2) qualification, training and testing of employees and (3) qualification and maintenance of operating facilities. Our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Act of 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements. For example, in New York State, in addition to federal standards, regulations promulgated by the New York State Department of Motor Vehicles and the New York State Department of Transportation ("NYSDOT") require that school buses be equipped with safety belts (for vehicles manufactured after 1988), high back seats, left-handed emergency door exits, 16 gauge side panels and illuminated school bus signs. All school buses and paratransit vehicles are required to be inspected twice annually by NYSDOT inspectors in accordance with a rigorous set of standards covering each mechanical component of the vehicles.

        Our employees are subject to various federal and state laws and regulations pertaining to driver qualifications, and drug, alcohol and substance abuse testing. The Commercial Motor Vehicle Safety Act of 1986 requires drivers of commercial vehicles, including school buses, motor coaches and paratransit vehicles, to obtain a commercial driver's license. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers and/or paratransit drivers. Under regulations enacted at the state and/or local levels, our school bus drivers and paratransit drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Our drivers are kept up to date with changes in applicable regulations through these refresher classes. Pursuant to regulations promulgated by the United States Department of Transportation under the Drug Free Workplace Act of 1988, our drivers are required to undergo pre-employment drug and alcohol testing, and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. Our operating and maintenance facilities are also required to be maintained in accordance with regulations promulgated by various federal and state agencies including departments of education, departments of motor vehicles, and state departments of transportation.

Properties

        Our subsidiaries provide services from 48 major facilities (of which eight are owned and 40 are leased) in nine states. The facilities are utilized for repair and maintenance and/or administrative purposes. In addition we lease various properties as storage facilities for buses. We believe that our facilities are adequate to service our present business and the currently anticipated expansion of existing operations.

        The following table details the facilities which we own and our material leased facilities, used for our school and bus operations and paratransit and transit operations.

Location	Ownership	Sq. Ft.
Oceanside, NY	Owned	720,000
Medford, NY	Owned	280,000
South Hampton, NJ	Owned	210,000
Ridgewood, NY	Owned	203,158
St. Louis, MO	Owned	168,600
Los Angeles, CA	Owned	159,587
Staten Island, NY	Owned	144,292
Setauket, NY	Owned	68,000
St. Louis, MO	Leased	256,000
Jamaica, NY	Leased	225,000
St. Louis, MO	Leased	208,696
Brooklyn, NY	Leased	186,840
Bronx, NY	Leased	147,000
Bronx, NY	Leased	35,000

        On April 15, 2005, our company entered into agreements providing for the sale and leaseback of our properties located in Bronx, New York and Los Angeles, California. The Bronx, New York property was sold on April 21, 2005 and the Los Angeles, California property was sold on July 6, 2005.

Legal Proceedings

        From time to time, we are involved in litigation that we consider to be in the normal course of business. We are not presently involved in any legal proceedings that we expect individually or in the aggregate to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning the members of our board of directors and our executive officers as of March 31, 2005.

Name	Age	Position
Domenic Gatto	56	Director, Chief Executive Officer and President
Neil J. Abitabilo	57	Chief Financial Officer
Jerome Dente	59	Chief Operating Officer, Secretary and Treasurer
Noel Cabrera	45	Executive Vice President
Peter Frank	57	Chairman of the Board
Matthew Kaufman	34	Director
Adam Draizin	35	Director

        Domenic Gatto, Director, Chief Executive Officer and President.    Mr. Gatto has served as Director, Chief Executive Officer and President since our formation, and has held such positions at AETG since its formation. Mr. Gatto, a Vietnam veteran, began his career in the school bus business as a bus driver and has been responsible for the development of all facets of our business.

        Neil J. Abitabilo, Chief Financial Officer.    Mr. Abitabilo was appointed our Chief Financial Officer in May 2004 and served as our Director of Finance from September 2003 to May 2004. Prior to joining our company and AETG, Mr. Abitabilo was the Chief Operating and Financial Officer and a director of HPG International, Inc., a polymer manufacturer, from 1994 to 2003. Before that, Mr. Abitabilo was the Chief Financial and Chief Operating Officer for Rheometrics, Inc., a material testing instrumentation manufacturer, the Chief Financial and Chief Administrative Officer for ASEA Brown Boveri, a power equipment manufacturer, and was employed by Pantasote, Inc., a plastics manufacturer. Mr. Abitabilo received an MBA from Seton Hall University and a Bachelors of Science in Accounting from Fordham University.

        Jerome Dente, Chief Operating Officer, Secretary and Treasurer.    Mr. Dente has served as Chief Operating Officer since December 1997 and was director of New York School Bus Operations from 1994 through 1997. Mr. Dente was elected to serve as Secretary and Treasurer of our company and AETG in January 2002. Prior to 1994, Mr. Dente served 28 years as a Transportation Officer in the United States Army, achieving the rank of Colonel. Mr. Dente received a Master of Science in Transportation Management from Florida Institute of Technology, a Master of Arts in Strategic Studies from the U.S. Naval War College and a Bachelors of Science from Widener University.

        Noel Cabrera, Executive Vice President.    Mr. Cabrera has served as Executive Vice President since our formation, and has served as Executive Vice President of AETG since 1996. Mr. Cabrera joined AETG in 1990 as a management analyst. He was previously employed as a consultant for Manasia Enterprises, a New York based consulting firm, and as a project manager for the Office of the President of the Republic of the Philippines with respect to financing of industrial projects. He has an MBA and a Bachelors of Science in Civil Engineering.

        Peter Frank, Chairman of the Board.    Mr. Frank was appointed Chairman of the Board in December 2003 upon the effectiveness of our plan of reorganization. He served as our Chief Restructuring Officer from July 2002 to December 2003. Prior to his employment with our company, Mr. Frank operated, purchased and sold businesses for over twenty-five years. Prior to that, he was an investment banker at Goldman, Sachs & Co. Mr. Frank is a director and Chairman of the Board of Worldtex, Inc. and Scovill Fasteners, Inc. (both of which are majority owned by GSC) and a director of Northstar Travel Media LLC and K-R Automation Corp. He received an MBA from Harvard University and a BSEE from the University of Michigan.

        Matthew Kaufman, Director.    Mr. Kaufman has served as a Director since December 2003. Mr. Kaufman joined GSCP (NJ), Inc. in 1997, where he is currently a Managing Director. He was previously Director of Corporate Finance with NextWave Telecom, Inc. Prior to that, he was with The Blackstone Group, in the Merchant Banking and Mergers & Acquisitions departments. He is Chairman of the Board of Pacific Aerospace & Electronics, Inc. and a director of Burke Industries, Inc., Cavell Insurance Company, Day International Group, Inc., Dukes Place Holdings, Limited, e-Talk Corporation, Safety-Kleen Corp., Seyton Insurance Company, Stonewall Insurance Co., Union Italiana (UK) Reinsurance Co., Ltd., Waddington North America, Inc. and Worldtex, Inc. (all of which are majority owned by GSC, except Safety-Kleen Corp.). Mr. Kaufman received a B.B.A. and MACC from the University of Michigan.

        Adam R. Draizin, Director.    Mr. Draizin has served as a Director since August 2004. Mr. Draizin is a Principal at American Traffic Solutions managing the Fuels practice and he is currently engaged in business strategy consulting and systems development work for British Petroleum. Mr. Draizin was Chief Executive Officer of RAD Energy Corp., a $350 million revenue NY-based oil distributor. In January 2001, Mr. Draizin oversaw RAD's successful private sale to Sprague Energy. Mr. Draizin served on the Board of the Society of Independent Gasoline Marketers of America and worked as an investment banking analyst at Kidder, Peabody & Company. Mr. Draizin holds an MBA from the Harvard Business School and a BA from Washington University.

        There are no family relationships between any of the aforementioned persons.

Board of Directors

        Currently, our board of directors consists of four directors, Messrs. Gatto, Frank, Kaufman and Draizin.

        Our board of directors consists of the same directors who sit on AETG's board of directors. Pursuant to a stockholders agreement for AETG, as more fully described under "Related Party Transactions-Stockholders Agreement," GSC is entitled to designate a majority of AETG's directors.

        Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring independent directors, certain independent board committees and written charters addressing certain corporate governance matters. We have elected to take advantage of these exemptions and do not intend to establish an independent audit committee. We believe that the size of our company does not warrant the need to recruit and retain independent directors solely for the purpose of establishing an independent audit committee.

        We intend to adopt a code of business conduct and ethics at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes.

Board Committees

        We plan to establish an audit committee at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes. However, as discussed immediately above, our audit committee will not consist of independent directors.

        The audit committee, which is expected to consist of our four current directors, will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditors the adequacy of our system of internal controls. It will review transactions between our directors and officers and our company, our policies regarding those transactions and compliance with our code of business conduct and ethics. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditors for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor. While we do not currently have a director who would meet the qualification of an "audit committee financial expert" as defined in Item 401(k) to Regulation S-K, we believe that each of our current directors is financially literate. Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring an audit committee financial expert. We have elected to take advantage of these exemptions. We believe that our three current directors, whom we expect will make up our audit committee, collectively possess the knowledge and experience needed to carry out the duties of the audit committee.

Executive Compensation

        AETG and our company have entered into an employment agreement with Domenic Gatto which provides for his continued employment with us through December 31, 2007. Mr. Gatto was appointed Chief Executive Officer, President and Vice Chairman of the Board under the employment agreement. Under the terms of the employment agreement, Mr. Gatto receives annual compensation in the amount of $530,527 base salary, which will be increased on November 4, 2005, November 4, 2006 and November 4, 2007, by the greater of 3% or the last twelve months' increase in the consumer price index. In the event of a change of control of AETG or our company, Mr. Gatto will receive a cash exit bonus equal to the fair market value of 1.5% of AETG or our company's common shares on a fully diluted basis as of the date of such change of control. The exit bonus is also due and payable on a reduced basis, as defined therein, in certain situations where Mr. Gatto is terminated or resigns. In the event a change of control has not occurred prior to December 31, 2010, the exit bonus is payable January 1, 2011. Mr. Gatto will receive a performance bonus of $250,000, subject to increases, up to $500,000, based on certain profitability levels for fiscal 2006, if our company accepts an agreement with the DOE for school bus transportation services for the period beginning July 1, 2005. If Mr. Gatto is terminated without cause, he will receive the remainder of his salary for the outstanding term of his contract and severance in the amount of his salary from the date of termination through the normal expiration date of his contract. If Mr. Gatto is terminated with cause, he will receive the remainder of his salary for the outstanding term of his contract and a percentage of his exit bonus plus the lesser of six months salary and his salary for the outstanding term of his contract. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 18 months (24 months if a majority of the common shares of AETG is then owned by the current shareholders) following termination of Mr. Gatto's employment by AETG and our company.

        AETG and our company have entered into an employment agreement with Neil J. Abitabilo, which provides for his continued employment at the will of our company. The agreement covers Mr. Abitabilo's employment as our Director of Finance or Chief Financial Officer. Mr. Abitabilo receives an annual compensation of $300,000, which will be increased on November 1, 2005 and each anniversary date thereafter by the greater of 3% or the last twelve months' increase in the consumer price index (such increase capped at 5%). Mr. Abitabilo is entitled to participate in our senior management bonus pool. If Mr. Abitabilo is terminated without cause, he will receive his accrued base salary through the date of termination plus six months' base salary. In the event of termination without cause prior to September 1, 2005 which occurs within thirty days following a voluntary filing for bankruptcy protection by our company or a change of control of our company, Mr. Abitabilo will receive an additional severance payment equal to six months' base salary. If Mr. Abitabilo is terminated with cause, he will receive his accrued base salary through the date of such termination. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 6 months following termination of Mr. Abitabilo's employment by AETG and our company.

        AETG has entered into an employment agreement with Peter Frank, our Chairman of the Board, which provides for his employment at AETG and our company through December 23, 2005, subject to automatic annual extensions, unless AETG or Mr. Frank gives 60 days' notice to the other party that his employment will terminate at the end of the term. Mr. Frank receives annual compensation of $150,000 and a calendar year-end bonus of $150,000. Mr. Frank is entitled to parcitipate in a stock option or restricted stock purchase or similar plan. Mr. Frank's employment may be terminated by AETG if all of AETG's common shares or substantially all of AETG's assets are sold. The agreement also contains covenants governing confidentiality.

        The following table sets forth compensation information for our Chief Executive Officer and the four most highly compensated named executive officers under "—Directors and Executive Officers."

Summary Compensation Table(1)

	Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)		All Other Compensation ($)
Domenic Gatto Chief Executive Officer and President	2004 2003 2002	552,704 500,110 374,567	350,000 — 150,000	(2)	60,800 60,800 67,316	(3) (3) (3)	125,000 — —	(4)
Neil J. Abitabilo Chief Financial Officer(5)	2004 2003	207,292 —	500 —		—		—
Nathan Schlenker Director of Finance(6)	2004 2003 2002	343,263 346,971 279,764	260,000 110,000 5,500	(2)	— — —		— — —
Jerome Dente Chief Operating Officer, Secretary and Treasurer	2004 2003 2002	157,500 157,500 150,368	31,936 23,212 21,000		— — —		— — —
Noel Cabrera Executive Vice President	2004 2003 2002	146,500 133,638 129,434	23,500 20,000 14,000		— — —		— — —
Peter Frank Chairman of the Board(7)	2004 2003	395,000 550,000	350,000 —	(2)	—		—

(1)
There is no non-cash compensation in lieu of salary or bonus or other long-term compensation awards or payouts or any other compensation payable to the individuals named in the table. There is no applicable defined benefit plan under which benefits are determined other than 401(k) and deferred compensation contributions made.

(2)
These amounts represent primarily the bonuses paid upon our successful exit from Chapter 11 bankruptcy protection in December 2003.

(3)
Includes $25,800 for automobile allowance and $35,000 for life insurance allowance.

(4)
This represents a payment of $125,000 in connection with Mr. Gatto providing a personal guarantee, as required by Wachovia, to support our Receivable Agreement.

(5)
Mr. Abitabilo's employment began in September 2003. He was appointed our Chief Financial Officer in May 2004.

(6)
Mr. Schlenker served as our Chief Financial Officer for most of the time from 1990 through May 2004. He is currently our Director of Finance and will serve in that capacity through December 2006.

(7)
Mr. Frank's employment began in July 2002. He served as our Chief Restructuring Officer through December 2003 and is currently our Chairman of the Board.

PRINCIPAL SHAREHOLDERS

        As of April 30, 2005, AETG owned 100% of our issued and outstanding common shares. As of April 30, 2005, no holder of warrants or common shares issued or issuable pursuant to such warrants was the beneficial owner of more than five percent of our outstanding common shares. None of our directors or executive officers own any of such warrants or any of our common shares.

        The following table sets forth information with respect to the beneficial ownership of the common shares of AETG as of April 30, 2005, held by:

  •
  each person whom we know to beneficially own more than five percent of the outstanding common shares of AETG;

  •
  each director of AETG;

  •
  AETG's Chief Executive Officer and the other executive officers listed in the Summary Compensation Table under the "Management" section; and

  •
  all directors and executive officers of AETG as a group.

Our board of directors consists of the same members as AETG's board of directors. The persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Except as noted, the address for all persons listed below is: c/o Atlantic Express Transportation Group, Inc., 7 North Street, Staten Island, NY 10302-1205.

Common Shares of AETG Beneficially Owned
Name and Address	Beneficial Amount of Ownership	Percentage of Outstanding Class(1)
Domenic Gatto	—	—
Neil J. Abitabilo	—	—
Jerome Dente	—	—
Noel Cabrera	—	—
Peter Frank	—	—
Matthew Kaufman c/o GSC Partners 500 Campus Drive, Suite 220 Florham Park, NJ 07932	—	—
Adam Draizin	—	—
GSC(2) c/o GSC Partners 500 Campus Drive, Suite 220 Florham Park, NJ 07932	107,593	83.9%
All directors and executive officers of AETG as a group (6 persons)	—	—

(1)
As of April 30, 2005, AETG had 128,240 common shares outstanding.

(2)
GSCP II Holdings (AE), LLC owns 83,776 common shares of AETG, GSC Recovery II, L.P. owns 18,133 shares and GSC Partners CDO Fund, Limited owns 5,684 shares.

  All of the membership interests of GSCP II Holdings (AE), LLC are owned by Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSCP Offshore Fund, L.P. (collectively, the "Greenwich Street Funds").

  Greenwich Street Investments II, L.L.C. is the general partner and GSCP (NJ), L.P. is the manager of the Greenwich Street Funds.

  GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P. GSC RII, L.L.C. is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, L.L.C.

  GSCP (NJ), L.P. is the collateral manager of the GSC Partners CDO Fund, Limited.

  GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. Alfred C. Eckert III, Keith W. Abell, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman (a member of our board of directors), Christine K. Vanden Beukel, Andrew J. Wagner and Frederick H. Horton are the executive officers and stockholders of GSCP (NJ) Inc., limited partners of GSCP (NJ), L.P. and GSCP Holdings (NJ), L.P. and the managing members of Greenwich Street Investments II, L.L.C (except for Messrs. Wagner and Horton).

  By virtue of each of the above entities' and individuals' relationship with GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of the common shares of AETG owned by GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited. Each of the above entities and individuals disclaims beneficial ownership of AETG's common shares except to the extent of each entity's and individual's pecuniary interest in AETG's common shares.

  Each of these entities has an address c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, NJ 07932.

 SELLING SHAREHOLDERS

        Selling shareholders may use this prospectus to offer and sell the common shares issuable upon exercise of the warrants. See "Plan of Distribution." The tables below sets forth information about the beneficial ownership of our common shares by each selling shareholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of common shares. We have prepared this table using information furnished to us by or on behalf of the selling shareholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our common shares within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

        Our registration of the common shares does not mean that the selling shareholders identified below will sell all or any of these securities. In addition, the selling shareholders may have sold, transferred or disposed of all or a portion of their common shares in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional shareholders notify us of their intent to use this prospectus to dispose of common shares, we may supplement this prospectus to include those additional shareholders' information even if, because we have not been notified of any prior exempt sales, the table below continues to list common shares previously proposed to be sold by the additional shareholders' transferors.

        No selling shareholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus.

	Common Shares Beneficially Owned Before the Offering(1)(2)
			Common Shares Being Sold in the Offering	Common Shares Beneficially Owned After the Offering(3)
Name
	Number	%		Number	%
Airlie Opportunity Master Fund, Ltd.(4)	82,070	10.17%	82,070	0	0%
BASIL(5)	250	*	250	0	0%
Credit Suisse Asset Management Income Fund(5)	500	*	500	0	0%
Credit Suisse Bond Fund (Lux) High Yield US(5)	250	*	250	0	0%
Credit Suisse High Yield Bond Fund(5)	1,200	*	1,200	0	0%
CS Anlagestiftung High Yield Bond USD(5)	250	*	250	0	0%
General Retirement System of the City of Detroit(5)	250	*	250	0	0%
Houston Police Officers Pension System(5)	250	*	250	0	0%
Multi-Style, Multi-Manager Funds PLC(5)	250	*	250	0	0%
Oxford Strategic Income Fund(5)	250	*	250	0	0%
Police and Fireman Retirement System-Detroit(5)	250	*	250	0	0%
Riyad Bank(5)	300	*	300	0	0%
Credit Suisse First Boston International(6)	9,000	1.11%	9,000	0	0%
DB Distressed Opportunities Fund, L.P.(7)	225	*	225	0	0%
DB Distressed Opportunities Fund, Ltd.(7)	1,965	*	1,965	0	0%
HFR DS Opportunity Master Trust(7)	750	*	750	0	0%
MW Post Opportunity Offshore Fund, Ltd.(7)	275	*	275	0	0%
MW Post Portfolio Fund, Ltd.(7)	1,020	*	1,020	0	0%
Post Balanced Fund, L.P.(7)	425	*	425	0	0%
Post High Yield, LP(7)	750	*	750	0	0%

Post Opportunity Fund, LP(7)	3,165	*	3,165	0	0%
Post Total Return Fund, L.P.(7)	1,000	*	1,000	0	0%
Post Total Return Offshore Fund, Ltd.(7)	500	*	500	0	0%
Sphinx Distressed (MW Post Opportunity) Segregated Portfolio(7)	650	*	650	0	0%
State of South Dakota Retirement System(7)	1,500	*	1,500	0	0%
The Opportunity Fund, LLC(7)	1,600	*	1,600	0	0%
Hewett's Island CDO Limited(8)	1,000	*	1,000	0	0%
ING Prime Rate Trust(9)	3,000	*	3,000	0	0%
ING Senior Income Fund(9)	2,000	*	2,000	0	0%
President and Fellows of Harvard College(10)	2,000	*	2,000	0	0%
Regiment Capital Ltd.(10)	5,000	*	5,000	0	0%
SPhinX Distressed Fund SPC(11)	761	*	761	0	0%
The Värde Fund (Cayman) Limited(11)	4,597	*	4,597	0	0%
The Värde Fund, L.P.(11)	2,737	*	2,737	0	0%
The Värde Fund V, L.P.(11)	1,194	*	1,194	0	0%
The Värde Fund VI, L.P.(11)	1,182	*	1,182	0	0%
The Värde Fund VI-A, L.P.(11)	1,915	*	1,915	0	0%
The Värde Fund VII, L.P.(11)	1,416	*	1,416	0	0%
The Värde Fund VII-A, L.P.(11)	695	*	695	0	0%
The Värde Investment Partners, L.P.(11)	1,920	*	1,920	0	0%
Zurick Institutional Benchmarks Master Fund Limited(11)	583	*	583	0	0%
The SC Fundamental Value Fund, L.P.(12)	3,990	*	3,990	0	0%
The SC Fundamental Value BVI, Ltd.(12)	3,010	*	3,010	0	0%
Pioneer Funds—Strategic Income(13)	1,140	*	1,140	0	0%
Pioneer Global High Yield Fund(13)	5,250	*	5,250	0	0%
Travelers Fund Inc. Pioneer Strategic Income(13)	525	*	525	0	0%
Pioneer Strategic Income VCT Portfolio(13)	210	*	210	0	0%
Pioneer Strategic Income Fund(13)	3,100	*	3,100	0	0%
Pioneer Funds — Global High Yield(13)	155	*	155	0	0%

*
Represents less than 1% of the outstanding common shares.

(1)
Includes common shares issuable upon exercise of the warrants beneficially owned by the selling shareholders. The information provided in this table is based solely upon written confirmations received from the listed selling shareholders. The total number of shares listed on this table exceeds 155,725, the total amount of shares being registered by this prospectus. Accordingly, one or more selling shareholders may have inadvertently miscalculated the number of warrants that they own. This prospectus relates solely to the correct number of shares, 155,725.

(2)
Percentage of outstanding common shares is based upon 807,325 common shares outstanding as of April 30, 2005 (assuming the exercise of all outstanding warrants).

(3)
Assumes that the selling shareholder has sold all the common shares listed as being sold in this offering.

(4)
The address for this selling shareholder is c/o Airlie Opportunity Capital Management, L.P., 115 East Putnam Avenue, Greenwich, Connecticut 06830.

(5)
The address for this selling shareholder is 466 Lexington Avenue, New York, New York 10017.

(6)
The address for this selling shareholder is 11 Madison Avenue, 4th Floor, New York, New York 10010.

(7)
The address for this selling shareholder is c/o Post Advisory Group, LLC, 11755 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025.

(8)
The address for this selling shareholder is One Washington Mall, 6th Floor, Boston, Massachusetts 02108.

(9)
The address for this selling shareholder is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

(10)
The address for this selling shareholder is c/o Regiment Capital Advisors, LLC, 222 Berkeley Street, 12th Floor, Boston, Massachusetts 02116.

(11)
The address for this selling shareholder is 8500 Normandale Lake Boulevard #1570, Minneapolis, Minnesota 55437.

(12)
The address for this selling shareholder is c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor, New York, New York 10017.

(13)
The address for this selling shareholder is 60 State Street, Boston, Massachusetts 02109.

RELATED PARTY TRANSACTIONS

Receivables Purchase Agreement Guarantee

        In June 2004, we entered into the Receivable Agreement with our senior credit facility lender, Wachovia, to sell to Wachovia, without recourse, certain accounts receivable. Under the Receivable Agreement, Wachovia may purchase our receivables, up to a maximum of $5.0 million, at the gross amount of such accounts (less a 3.25% purchase commission) and would immediately credit 85% of this amount to us, with the balance paid to us upon Wachovia receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. In connection with our entering into the Receivable Agreement, Domenic Gatto has provided a personal guarantee in support of the agreement in the amount of $5.0 million for the duration of the agreement, for which he received a $125,000 guarantee fee.

Bus Parking Agreements

        Our wholly owned subsidiary, Atlantic Express Coachways ("Coachways"), leased "Park & Ride" and certain administrative facilities from Atlantic Training, Inc. ("Atlantic Training"). Atlantic Training is owned by Domenic Gatto and members of his family. These administrative facilities consisted of an office and ticket sales facilities. The lease also provided for use of parking facilities for commuters who purchase express tickets on Coachways' express bus service between Staten Island and Manhattan in New York City. The lease, which was for a term of 15 years commenced July 1, 1995 with an annual base rental of $180,000, increased to $205,200 in May 1, 2000. We believe that the rental reflected the reasonable market value for the lease. These facilities were sold to an independent third party on June 30, 2002. The lease was rejected in our Chapter 11 bankruptcy case and is no longer in effect. It would have expired in December 2006.

        Our wholly owned subsidiary, Staten Island Bus, Inc., leases a parking facility from Atlantic Training. We paid an annual base rent of $48,000 per annum in fiscal 2002, 2003 and 2004. We believe that the rental reflects the reasonable market value for the lease.

Stockholders Agreement

        Upon the effectiveness of our plan of reorganization, AETG entered into a stockholders agreement, dated December 24, 2003, for its common shares with GSC.

Transfer Restrictions

        The stockholders agreement prohibits transfers of common shares except (1) to investors who join the stockholders agreement, (2) in a registered public offering, (3) pursuant to "Tag-Along Rights," which would require shareholders to include shares of holders of 10% or greater of common shares (as of the effective date of our plan of reorganization), at their option, in the event of a sale to a third party, (4) pursuant to "Drag-Along Rights," which would require shareholders to sell all or part of their common shares in the event of a sale by GSC of a majority or more of the issued and outstanding common shares, and (5) to a financial institution to secure borrowings in a bona fide pledge.

        The stockholders agreement contains "Preemptive Rights," which allow shareholders the right to purchase common shares if AETG makes certain sales of common shares at less than fair market value (as determined by AETG's board of directors), allowing investors to maintain their respective ownership percentage in AETG.

Corporate Governance

        The stockholders agreement provides that each shareholder thereto will vote its common shares towards the election of (i) directors nominated by GSC constituting a majority of the board so long as GSC is the record holder of at least 35% of AETG's common shares, or at least one director nominated by GSC so long as GSC is the record holder of at least 10% of AETG's common shares, and (ii) the Chief Executive Officer of AETG.

Minority Shareholder Protection

        AETG will not, without prior approval of the holders of a majority of common shares that is not owned by GSC:

  •
  redeem or repurchase any common shares unless each holder of common shares may participate on a pro rata basis;

  •
  pay dividends on its common shares unless the dividend is paid to all holders of common shares on a pro rata basis;

  •
  with some exceptions, engage (or permit any subsidiary to engage) in any transaction with a director, officer or affiliate unless (a) the transaction is approved by a majority of the directors of AETG who have no financial interest in the transaction and (b) such transaction is fair to AETG from a financial standpoint or on terms comparable to terms that would be obtained in an arm's-length transaction; or

  •
  amend or modify AETG's charter documents in a way that materially limits or conflicts with the terms of the stockholders agreement.

Registration Rights

        The stockholders agreement also contains registration rights for the common shares. Shareholders have "Piggyback Registration Rights," which require AETG, if it proposes to register any of its common shares under the Securities Act in connection with the offering of such shares, to register all of the shares of shareholders who request registration. GSC has three "Demand Registrations" as long as GSC is the record holder of at least 20% of AETG's common shares. A Demand Registration requires AETG to prepare and file with the SEC a registration statement on the appropriate form and maintain the effectiveness for 180 days or until all shares subject to the Demand Registration have been sold.

Amendment

        The stockholders agreement may be amended only with the approval of AETG, holders of at least 90% of the common shares and GSC (so long as it holds at least 35% of AETG's common shares).

Management Agreements

        Upon the effectiveness of our plan of reorganization, AETG and our company entered into an advisory services agreement, dated December 24, 2003, with GSCP, Inc., an affiliate of GSC. Under the agreement, GSCP, Inc. agreed to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that AETG and our company will pay GSCP, Inc. an annual fee of $500,000, which fee shall accrue, with interest at the annual rate of interest applicable to our indebtedness under our senior credit facility, if the payment of such fee is not permitted under our senior credit facility. The advisory services agreement terminates when GSC ceases to own any common shares issued upon the effectiveness of the plan of reorganization. As of March 31, 2005, $550,000 of the annual fee has been accrued but not paid.

        During the years ended June 30, 2004, 2003 and 2002, we paid advisory fees to an affiliate of GSC of $0, $102,293 and $401,572, respectively.

        On February 10, 2004, we entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, we provide certain administrative services on behalf of ATC and ASBC and their affiliates. The agreement provides that ASBC will pay us a monthly fee of $30 per route vehicle for which we provide administrative services. The agreement continues until either ATC or our company elects to terminate it. As of March 31, 2005, approximately $63,000 in fees have been earned under this agreement since its inception.

Consulting Agreement

        In September 2002, Mr. Frank entered into a consulting arrangement with an affiliate of GSC. Mr. Frank receives certain director and officer indemnification rights from GSC pursuant to this arrangement. GSC has paid Mr. Frank $20,000 in fees for serving on the advisory board of an affiliate of GSC.

Tax Sharing Agreement

        AETG and its subsidiaries, including our company, entered into a tax sharing agreement, dated December 22, 2000, that provides for a consolidated filing of federal income tax and allocates federal tax liabilities.

Debtor-In-Possession Financing

        In May 2003, we received an additional $10.0 million in DIP financing from GSC and on August 6, 2003, another $2.5 million. This facility bore interest at 17% and the principal was repaid on the effectiveness of our plan of reorganization, and the commitments thereunder were terminated. In connection with this facility, we remain liable for $1.2 million in accrued interest as of March 31, 2005.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        Concurrently with the offering of the notes, we entered into a senior credit facility with Wachovia, with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in a letters of credit facility. The senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property.

        Our borrowing capacity under the revolving credit facility is based on 85% of the net amount of our eligible accounts receivable. Loans under the revolving credit facility bear interest at the prime rate plus 1% per annum or, if we elect, the LIBOR rate plus 3.25% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears, and any amounts paid by the lenders for a letter of credit will bear the same rate as loans under our revolving facility. We paid a closing fee of $600,000 on the senior credit facility, and we are required to pay a servicing fee of $10,000 per month. We pay the lenders a monthly fee of 0.5% on any unused portion of our senior credit facility. Our senior credit facility contains an EBITDA covenant and limitations on capital expenditures, as well as customary events of default.

        As of September 30, 2004 and through November 30, 2004, our company was in default of its monthly LTM EBITDA maintenance covenant under our senior credit facility. Our company's EBITDA was $21.9 million, $20.5 million, $19.8 million and $18.1 million for the four LTM periods from September 2004 to December 2004, respectively.

        The primary reasons for the reduced EBITDA were four less revenue days in New York City (with three less payroll days) for the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004, and higher fuel costs and health and welfare costs. Fuel costs were approximately $3.0 million higher than the comparable period last year due to increased fuel prices. Health and welfare and fringe benefit costs increased approximately $3.5 million, which included surcharges due under our union contracts, which accounted for $1.5 million of the increase.

        On January 5, 2005, we received a waiver from Wachovia of the EBITDA maintenance covenant under our senior credit facility for the period from September 30 through November 30, 2004 and amended the senior credit facility to increase the administrative reserves, as defined in the senior credit facility, from $1.0 million to $1.5 million. On March 3, 2005 and April 15, 2005, our senior credit facility was amended again to reduce the EBITDA maintenance covenant to $13.0 million for the LTM periods ending December 31, 2004 through September 30, 2005, $16.0 million for the LTM periods ending October 31, 2005 through November 30, 2005, $19.5 million for the LTM periods ending December 31, 2005 through February 28, 2006 and $23.0 million for the LTM period ending March 31, 2006 and thereafter. In addition, as of March 5, 2005, our senior credit facility was amended to approve the issuance of $15.0 million in additional indebtedness.

        EBITDA is defined in our senior credit facility as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains. EBITDA is defined substantially the same in our indenture.

        Our senior credit facility will terminate on its third anniversary. Early termination by us prior to the first, second and third anniversaries of our senior credit facility will be subject to early termination fees of 3%, 2% and 1% of our maximum credit under the senior credit facility, respectively.

        As of May 16, 2005, we had approximately $6.5 million in letters of credit, a $3.5 million advance under our $10.0 million letter of credit facility and $12.4 million of borrowings outstanding under our senior credit facility.

Purchase Money Security Interests

        As of March 31, 2005, our company had $4.4 million of purchase money security interests for motor vehicles. These debts, which we entered into from August 1998 to June 2004, have original terms of 3-7 years with interests rates ranging from 8.0% to 10.3%.

Capital Leases

        As of March 31, 2005, we had $6.8 million of capital lease obligations for motor vehicles. These leases, which we entered into from July through October 2003, in October 2004 and also in February 2005, have original terms of five to seven years with an effective interest rate of 10.25% per annum.

THE REORGANIZATION

Background of the Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North Casualty Company), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003. During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and our revenues from continuing operations from $114.0 million to $352.3 million. In fiscal 2002, however, our EBITDA declined and our net losses increased to $57.4 million. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market.

        In fiscal 2000, 2001 and 2002 we experienced substantial increases in our insurance premiums. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. Over this period, the insurance premiums for some of our umbrella and vehicle liability insurance policies increased by approximately $12.0 million while the coverage limits were reduced by approximately $50 million.

        We also experienced a tight labor market for experienced, qualified drivers, which caused our labor costs to rise. In the middle of 2002, under the terms of our collective bargaining agreement with Local 1181, of which over 20% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations were members at such time, we became responsible for an unexpected increase in health and welfare monthly premiums for our employees of approximately $200,000 per month, retroactive to January 2002. Our collective bargaining agreement with Local 1181 expired on June 30, 2002, and a new agreement had not been reached as of August 16, 2002, when we commenced our Chapter 11 bankruptcy case.

        The negative effect on our cash flow resulting from these cost increases, coupled with service on our existing indebtedness, restricted our ability to grow through acquisitions and bidding on new contracts. Largely as a result of these factors, on August 1, 2002, we did not make the interest payment on our 10 3/4% senior secured notes due 2004 (issued pursuant to an indenture, dated as of February 4, 1997, by and among our company, substantially all of our direct and indirect subsidiaries, as guarantors, and The Bank of New York, as trustee). As of August 16, 2002, $120.0 million in aggregate principal amount was outstanding under our 10 3/4% senior secured notes due 2004.

        We retained outside advisors to assist in exploring various refinancing options prior to filing for Chapter 11 protection. After reviewing these options, we decided that filing for Chapter 11 protection would be the best alternative for us to preserve the value of our estates, and would give us an opportunity to restructure our financial obligations, focus on our operations and develop and implement a new business plan.

        As a result, on August 16, 2002, AETG and its affiliated debtors, including our company, chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. The debtors' separate Chapter 11 bankruptcy cases were procedurally consolidated and jointly administered by the Bankruptcy Court. On September 4, 2003, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization, filed with the Bankruptcy Court on July 21, 2003, of the debtors in our Chapter 11 bankruptcy case. Our plan of reorganization went effective as of December 24, 2003.

        Our company was a public reporting company prior to our Chapter 11 bankruptcy case. On September 26, 2002, we filed a Form 15 with the SEC in reliance upon Rule 12g-4(a)(1)(i) of the Securities Exchange Act of 1934, as amended, to terminate our duty to file reports. Since that time, we have not and have not been required to file any reports with the SEC.

The Reorganization

        Under our plan of reorganization, as of March 31, 2005, the following claims against AETG and our company remain outstanding or had been reinstated:

  •
  We have recorded liabilities of approximately $7.3 million for certain outstanding administrative priority claims, based on our estimate for professionals' claims that we were aware of as of March 31, 2005.

  •
  We have recorded liabilities of approximately $5.5 million for the principal of outstanding priority tax claims. All priority tax claimants are entitled to receive deferred cash payments, over a period not exceeding six years from the date of assessment of each such priority tax claim and valued as of the effective date of our plan of reorganization, in full satisfaction of their claims. While we currently estimate the total amount of priority tax claims in our Chapter 11 bankruptcy case to be approximately $5.5 million, we cannot be certain that the actual total amount of these claims will not exceed this estimate as a result of ongoing negotiations with certain holders of such claims.

  •
  We have recorded liabilities of approximately $0.7 million for general unsecured claims. All holders of general unsecured claims were entitled to four pro rata shares of $275,000. We paid one in May 2004 and one in January 2005 and the balance will be paid on each of the second and third anniversaries of the effective date of our plan of reorganization.

  •
  We have recorded liabilities of approximately $0.1 million for certain outstanding cure costs, claims to be negotiated for leases and contracts and certain secured claims.

  •
  Certain secured claims (including notes with respect to various motor vehicle purchases) totaling approximately $4.0 million were reinstated under our plan of reorganization.

  •
  Interests on account of old stock interests in debtors other than AETG were reinstated, and interests on account of old stock interests in AETG were terminated.

        We cannot assure you that the amounts we have recorded as liabilities as mentioned above will be sufficient to satisfy all claims filed or which may be filed in the future and allowed in our Chapter 11 bankruptcy case. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes.

        On the effective date of our plan of reorganization, we rolled over approximately $24.6 million of indebtedness under certain bank loan and debtor-in-possession financing claims into an exit financing senior credit facility that was paid off on April 22, 2004 by net proceeds from the offering of the notes and use of our senior credit facility. Additionally, GSC, as the holder of a supplemental bank loan claim, and holders of claims on our 10 3/4% senior secured notes due 2004 received their pro rata share of (a) $500,000, plus (b) 100% of the common shares issued by AETG under our plan of reorganization.

Effect of the Reorganization

        Our plan of reorganization has had and will have the following important effects on our company's various debtor affiliates, some of which we are in the process of consummating:

Restructuring Transactions

        Reorganized AETG owns, either directly or indirectly through subsidiaries, all of the assets owned by AETG and its debtor subsidiaries prior to the effectiveness of our plan of reorganization.

        We entered into restructuring transactions to simplify the overall corporate structure of the reorganized debtors. We dissolved or are in the process of dissolving certain debtor entities which held substantially no assets. We sold assets and closed one of our bus sales operations in August 2003 and closed the other and sold the remaining assets in September 2004, which we consider to be non-core businesses.

Rejection of Executory Contracts and Unexpired Leases.

        At the commencement of our Chapter 11 bankruptcy case, we were party to numerous nonresidential real property leases, equipment leases and other "executory" contracts. Although there is no precise definition of what constitutes an executory contract, the term generally includes contracts with respect to which performance remains due to some extent on both sides. Throughout our Chapter 11 bankruptcy case, we reviewed our portfolio of leases and contracts to identify those which we wished to reject and which could be rejected in connection with the bankruptcy proceeding. We and the other debtors in our Chapter 11 bankruptcy case rejected certain leases and contracts which we believed would not be important to our future operations. Under the Bankruptcy Code, the counterparty to a lease or contract which has been terminated may have the right to receive certain damages, subject to statutory limits, arising from such termination. These parties became unsecured creditors with respect to their claims and are satisfied pursuant to the terms of our plan of reorganization. All other leases and contracts were assumed and assigned to us in connection with the restructuring and continued after our emergence from bankruptcy.

Board of Directors

        Our board of directors now consists of four directors, who are the same directors sitting on AETG's board of directors. Upon the effectiveness of our plan of reorganization, Peter Frank was appointed as our Chairman of the Board. Domenic Gatto serves as a director. As of March 31, 2005, our GSC designated directors are Mr. Frank and Matthew Kaufman. Our board of directors is more fully described under "Management—Board of Directors."

Issuance of New Securities

        Upon the effectiveness of our plan of reorganization, AETG's prior existing common shares and preferred shares were cancelled. AETG is now authorized to issue and has issued common shares, as more fully described under "Description of Capital Stock." AETG's common shares are held by former holders of our Senior Note Claims and our GSC Bank Loan Claims.

        AETG entered into a stockholders agreement for its new common shares with GSC. The stockholders agreement contains tag-along rights, drag-along rights, preemptive rights, registration rights and minority shareholder protections, as more fully described under "Related Party Transactions—Stockholders Agreement."

Indebtedness

        The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003. On December 24, 2003, our plan of reorganization became effective and we emerged from bankruptcy protection. As part of our emergence from Chapter 11, many of the reorganized debtors obtained exit financing of $145.0 million, including a $100.0 million revolving line of credit and the issuance of senior secured notes due 2006 of $45.0 million. On April 23, 2004, the exit financing was repaid in full from the net proceeds of the offering of the notes and $6.6 million from our senior credit facility.

        Concurrently with the offering of the notes, we entered into a senior credit facility, the terms of which are more fully described under "Description of Certain Indebtedness—Senior Credit Facility." As of May 16, 2005, we had approximately $6.5 million in letters of credit, a $3.5 million advance under our $10.0 million letter of credit facility and $12.4 million of borrowings outstanding under our senior credit facility. Please read "Capitalization" for information about our indebtedness.

Tax Impact of Reorganization

        In connection with the reorganization, we realized cancellation of debt ("COD") income of approximately $92.8 million for federal income tax purposes. Such COD income was excluded from our gross income pursuant to Section 108 of the Internal Revenue Code of 1986, as amended (the "Code"). However, also pursuant to section 108 of the Code, amounts excluded from gross income were applied to reduce certain tax attributes, such as our consolidated net operating loss ("CNOL") and the tax bases of certain of our assets. As of June 30, 2004, we estimate that NOL carryforwards were approximately $79.0 million. As a result of the reorganization and related transactions and adjustments, we estimate that our CNOLs were reduced by approximately $80.4 million, capital loss carryforwards were reduced by approximately $3.1 million, and that the tax bases of certain of our assets were reduced by approximately $9.3 million. We cannot assure you that we will be able to use our remaining CNOLs to offset future taxable income or that the amount of such CNOLs will not be adjusted or reduced or become subject to limitation.

        For the purposes of computing the alternative minimum tax, if CNOLs are available to offset future taxable income, such CNOLs generally may not offset more than 90% of the pre-CNOL alternative minimum taxable income. Accordingly, we may be liable for alternative minimum tax as a result of and subsequent to the reorganization.

 DESCRIPTION OF CAPITAL STOCK

The Company

        As of March 31, 2005 our authorized capital stock consisted of 1,303,200 common shares, par value $.01 per share, based upon an amendment to our certificate of incorporation, effective April 21, 2004, whereby we split our authorized capital stock. AETG owns 651,600 shares of our capital stock. Holders of warrants issued pursuant to the offering of units, which consisted of the notes and warrants, on April 22, 2004, are entitled, in the aggregate, to purchase 115,000 common shares representing 15.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants). The holder of warrants issued pursuant to the Additional Indebtedness is entitled to purchase 40,752 common shares representing 5.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants). As of March 31, 2005, we had one holder of our outstanding common shares.

        Holders of outstanding common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of our shareholders.

        Holders of our common shares are entitled to receive a pro rata share of dividends when, as and if declared by us out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. Our ability to pay dividends is limited by agreements governing our indebtedness, including the notes and our senior credit facility.

        Our board of directors may authorize the issuance of fractions of shares represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of shares at the time when those entitled to receive such fractions are determined; or in lieu of fractional shares it may authorize the issuance, as permitted by law, of scrip exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

AETG

        AETG is authorized to issue 1,650,000 common shares, par value $0.001 per share. As of March 31, 2005, 128,240 common shares of AETG have been issued and are outstanding.

        Holders of outstanding AETG common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of its shareholders. Holders of AETG's common shares are entitled to receive a pro rata share of dividends, when as and if declared by AETG out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. AETG does not presently anticipate that dividends will be paid on the common shares in the foreseeable future.

        AETG's certificate of incorporation prohibits issuances or redemptions of common shares, issuances of warrants or options (other than certain compensatory options), and transfers of AETG's common shares by GSC until the earlier of the third anniversary of the effectiveness of the plan of reorganization or when AETG's board of directors determines that the restrictions do not provide AETG with significant tax benefits. Holders of AETG's common shares have no subscription, redemption or conversion rights.

        AETG is authorized to issue 230,000 convertible preferred shares, par value $0.001 per share. As of March 31, 2005, no preferred shares are outstanding. AETG does not presently anticipate issuing any preferred shares in the foreseeable future.

        Holders of outstanding AETG preferred shares will be entitled to the number of votes per preferred share equal to the number of common shares into which such preferred share could be converted. Holders of AETG's preferred shares will be entitled to receive dividends annually, payable out of any assets or funds legally available for the payment of dividends. Holders of AETG's preferred shares will also be entitled to conversion rights and a liquidation preference. AETG may redeem its preferred shares at any time.

 SHARES ELIGIBLE FOR FUTURE SALE

        Assuming exercise in full of all of the warrants and sale of all 155,725 shares being offered by the selling shareholders, we will have 807,325 common shares outstanding. Of these shares, 115,725 will be freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common shares purchased by our affiliates will be "restricted securities" under Rule 144A. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed 1% of the number of shares of common shares then outstanding, which will equal approximately 7,666 shares after the completion of the offering, assuming exercise in full of all the warrants.

        Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering.

Registration Rights

        In connection with the sale of the warrants, we entered into an equity registration rights agreement. Under the terms of that agreement, we granted holders of the warrants certain "piggyback" registration rights to participate in certain registrations of our common shares through the maturity date of the notes.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common shares to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common shares that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common shares and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common shares as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common shares.

Dividends

        Payments on our common shares will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common shares, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common shares.

        Amounts treated as dividends paid to a non-United States holder of common shares generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty between the United States and the country in which the non-United States holder is resident. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common shares through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common shares

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

  •
  the non-United States holder is an individual who holds his or her common shares as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  •
  our common shares constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common shares.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common shares if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

        Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common shares made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-United States holder of common shares made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledges, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on or through the facilities of any stock exchange, market or trading facility on which the shares are traded or quoted. These sales may be at fixed or negotiated prices. The principal factors to be considered by a selling shareholder in determining the price include the following:

  •
  the information included in this prospectus and otherwise available to the selling shareholder;

  •
  the history of and prospects for our business, our past and present operations;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present earnings and current financial position;

  •
  the market of securities of companies in businesses similar to ours; and

  •
  the general condition of the securities markets.

        The selling shareholders may use any one or more of the following methods when selling common shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange, if any;

  •
  privately negotiated transactions;

  •
  to cover short sales made after the date that this registration statement is declared effective by the SEC;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, or in other private resales, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell common shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledge, transferee or other successors in interest as selling shareholders under this prospectus.

        Upon our being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such common shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling shareholder that a donee or pledge intends to sell more than 500 common shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

        The selling shareholders also may transfer common shares in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

        Each of the selling shareholders has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common shares.

        We are required to pay all fees and expenses incident to the registration of the common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SECURITIES

        The validity of the common shares offered by this prospectus will be passed upon for by the company by Latham & Watkins LLP, New York, New York.

EXPERTS

        The financial statements of Atlantic Express Transportation Corp. as of June 30, 2003, and for the fiscal years ended June 30, 2003 and 2002, included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about Atlantic Express Transportation Corp.'s ability to continue as a going concern) and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Atlantic Express Transportation Corp. as of June 30, 2004, and for the fiscal year ended June 30, 2004, included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On July 31, 2004, the Board of Directors of our company dismissed Ernst & Young LLP ("E&Y") as our company's independent auditors. On August 4, 2004, our company engaged BDO Seidman, LLP ("BDO") as our new independent auditors and the Board of Directors of our company formally approved the engagement on November 10, 2004.

        The audit reports of E&Y on our company's consolidated financial statements as of June 30, 2003 and for the fiscal years ended June 30, 2002 and 2003 did not contain any adverse opinion or disclaimer opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that the reports for the fiscal years ended June 30, 2002 and 2003 expressed substantial doubt regarding our ability to continue as a going concern as we believe we will require additional funding beyond our current financing, and there is uncertainty related to our ability to obtain adequate financing and to generate sufficient cash flows from operations to meet future obligations.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, there were no disagreements with E&Y on any accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, E&Y did not advise us of any reportable events under Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange act of 1934, as amended.

        We have provided E&Y with a copy of the foregoing disclosures. Attached as Exhibit 16.1, hereto is a copy of a letter from E&Y to the SEC, dated November 10, 2004, stating that it agrees with such statements.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, neither we nor anyone acting on our behalf consulted BDO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our company's financial statements, and neither a written report nor oral advice was provided by BDO to us that BDO concluded was an important factor considered by our company in reaching a decision as to any accounting, auditing, or financial reporting issues; or (ii) any matter that was either the subject of a "disagreement" or "event", as those terms are described in Item 304(a)(1) (v) of Regulation S-K.

        In May 2002, Arthur Andersen LLP, our independent auditors, ceased operations. In November 2002, our board of directors engaged E&Y as our independent auditors. The reports of Arthur Andersen LLP on our fiscal 2000 and fiscal 2001 financial statements (not included herein) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between us and Arthur Andersen LLP during fiscal 2000, fiscal 2001 or the subsequent interim periods preceding Arthur Anderson's cessation of operations on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under item 304(a)(1)(v) of Regulation S-K occurred within our two most recent fiscal years and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations. During fiscal 2000, fiscal 2001 and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations, we did not consult with E&Y regarding any financial or accounting reporting matters.

Index to Consolidated Financial Statements

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Financial Statements

Years Ended June 30, 2002, 2003, and 2004
and the Nine Months Ended March 31, 2004 and 2005 (unaudited)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Atlantic Express Transportation Corp.

        We have audited the accompanying consolidated balance sheet of Atlantic Express Transportation Corp. and Subsidiaries (the "Company") as of June 30, 2003, and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows for the years ended June 30, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Express Transportation Corp. and Subsidiaries at June 30, 2003, and the consolidated results of their operations and their cash flows for the years ended June 30, 2002 and 2003, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming Atlantic Express Transportation Corp. and its wholly-owned subsidiaries will continue as a going concern. The Company incurred substantial operating losses in 2002 and 2003. On August 16, 2002, Atlantic Express Transportation Corp. together with the majority of its wholly owned subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). On December 24, 2003, the Company completed the required exit financing and the plan of reorganization became effective. The Company believes it will require additional funding beyond the current exit financing to fund operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon among other things, obtaining adequate financing and the ability to generate sufficient cash flows from operations to meet future obligations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        The Company has changed its method of accounting for goodwill and other intangible assets effective July 1, 2002.

                      /s/  ERNST & YOUNG LLP

New York, New York
February 27, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Atlantic Express Transportation Corp.
Staten Island, New York

        We have audited the accompanying consolidated balance sheet of Atlantic Express Transportation Corp. of June 30, 2004 and the related consolidated statement of operations, shareholder's equity (deficit), and cash flows for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Express Transportation Corp. at June 30, 2004, and the results of its operations and its cash flows for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

                      /s/  BDO SEIDMAN, LLP

New York, New York
October 25, 2004

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Balance Sheets

	June 30,		March 31,
	2003	2004	2005
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,101,088	$3,741,683	$7,872,760
Restricted cash and cash equivalents	73,902	1,110,516	—
Restricted current portion of marketable securities	383,451	—	—
Accounts receivable, net of allowance for doubtful accounts of $883,000, $1,335,000 and $1,681,000, respectively	55,519,080	46,971,018	52,976,341
Inventories	1,457,310	2,799,736	2,958,376
Assets of discontinued operations	10,325,298	1,550,000	—
Prepaid insurance	18,118,381	19,615,906	30,573,350
Prepaid expenses and other current assets	4,003,214	2,626,106	3,620,295

Total current assets	92,981,724	78,414,965	98,001,122
Property, plant and equipment, at cost, less accumulated depreciation	154,262,709	149,077,523	135,640,957
Other assets:
Restricted cash and cash equivalents	4,388,488	4,910,810	5,476,908
Restricted marketable securities	5,692,626	4,568,224	4,216,333
Transportation contract rights, net	12,885,188	5,611,437	4,830,300
Deferred financing costs, net	3,109,886	8,936,791	10,243,470
Deposits and other noncurrent assets	4,674,739	4,810,689	5,158,807

Total other assets	30,750,927	28,837,951	29,925,818

	$277,995,360	$256,330,439	$263,567,897

Liabilities and shareholder's equity (deficit)
Current liabilities:
Current portion of long-term debt	$101,674,057	$16,375,354	$25,601,804
Current portion of capital lease obligations	—	1,078,776	1,321,373
Insurance financing payable	2,556,427	3,809,504	5,795,703
Controlled disbursements account — checks issued not funded	4,839,472	2,585,159	1,456,292
Accounts payable, accrued expenses and other current liabilities	16,011,995	24,296,645	27,372,459
Accrued compensation	4,342,751	4,895,246	8,606,305
Current portion of insurance reserves	3,130,000	3,460,000	2,985,684
Due to parent	461,688	—	—
Accrued interest	183,964	3,122,944	7,517,986
Payable to creditors under the plan of reorganization	—	1,513,080	1,172,802

Total current liabilities	133,200,354	61,136,708	81,830,408
Long-term debt, net of current portion	—	116,253,926	134,312,979
Capital lease obligations, net of current portion	—	5,332,901	5,488,305
Insurance reserves, net of current portion and other long-term liabilities	5,347,543	966,076	—
Deferred state and local income taxes	550,000	922,000	922,000
Payable to creditors under the plan of reorganization, net of current portion	—	5,238,336	5,094,170
Liabilities subject to compromise	175,591,726	—	—
Commitments and contingencies
Shareholder's equity (deficit):
Common stock, par value $.01 per share, authorized shares 1,303,200; issued and outstanding 651,600	6,516	6,516	6,516
Additional paid-in capital	62,442,001	109,142,001	110,042,001
Accumulated deficit	(99,447,607)	(42,629,517)	(74,115,176)
Accumulated other comprehensive income (loss)	304,827	(38,508)	(13,306)

Total shareholder's equity (deficit)	(36,694,263)	66,480,492	35,920,035

	$277,995,360	$256,330,439	$263,567,897

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Operations

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenues:
School bus operations	$288,004,283	$300,433,151	$321,465,664	$233,639,784	$227,415,090
Paratransit and transit operations	56,952,739	48,602,426	42,055,023	31,419,407	32,843,027

Total revenues	344,957,022	349,035,577	363,520,687	265,059,191	260,258,117
Costs and expenses:
Cost of operations—School bus operations	262,446,364	260,491,514	285,644,957	208,891,040	213,373,555
Cost of operations—Paratransit and transit operations	51,059,851	40,694,010	35,033,632	26,710,882	28,850,205
General and administrative	21,556,902	17,524,058	17,694,969	13,362,841	12,606,756
Depreciation and amortization	25,072,457	25,055,031	26,286,925	19,154,456	18,368,405
Contract rights impairment	2,827,512	—	5,462,825	—	—

Total operating costs and expenses	362,963,086	343,764,613	370,123,308	268,119,219	273,198,921

Income (loss) from operations	(18,006,064)	5,270,964	(6,602,621)	(3,060,028)	(12,940,804)
Other income (expense):
Interest expense (contractual interest of $26,573,022, $32,577,365 and $17,981,851 at June 30, 2003 and 2004 and March 31, 2004, respectively)	(24,302,785)	(12,868,333)	(25,196,194)	(10,685,100)	(16,709,926)
Reorganization costs	—	(8,164,150)	(11,176,956)	(11,238,241)	(805,891)
Forgiveness of indebtedness income	—	—	101,492,510	101,492,510	—
Other	(1,585,099)	(234,015)	(141,766)	(81,818)	(612,756)

Income (loss) before provision for income taxes and discontinued operations	(43,893,948)	(15,995,534)	58,374,973	76,427,323	(31,069,377)
Provision for income taxes	(248,170)	(306,791)	(476,800)	(450,600)	(108,000)

Income (loss) before discontinued operations	(44,142,118)	(16,302,325)	57,898,173	75,976,723	(31,177,377)
Income (loss) from discontinued operations	(13,282,623)	(4,201,095)	(1,080,083)	(246,974)	(208,282)

Net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Shareholder's Equity (Deficit)

	Common shares, par value $0.01	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Total
Balance, June 30, 2001, as restated	$6,516	$56,942,001	$(21,391,346)	$(1,532,474)		$34,024,697
Contribution from parent company	—	5,500,000	—	—	—	5,500,000
Net loss	—	—	(57,424,741)	—	(57,424,741)	(57,424,741)
Distributions to parent company	—	—	(128,100)	—	—	(128,100)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	1,669,079	1,669,079	1,669,079

Comprehensive loss					$(55,755,662)

Balance, June 30, 2002	6,516	62,442,001	(78,944,187)	136,605		(16,359,065)
Net loss	—	—	(20,503,420)	—	(20,503,420)	(20,503,420)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	168,222	168,222	168,222

Comprehensive loss					$(20,335,198)

Balance, June 30, 2003	6,516	62,442,001	(99,447,607)	304,827		(36,694,263)
Net income	—	—	56,818,090	—	56,818,090	56,818,090
Contribution of shares from parent	—	44,000,000	—	—	—	44,000,000
Issuance of warrants	—	2,700,000	—	—	—	2,700,000
Unrealized loss on marketable securities, net of reclassification adjustment	—	—	—	(343,335)	(343,335)	(343,335)

Comprehensive income					$56,474,755

Balance, June 30, 2004	6,516	109,142,001	(42,629,517)	(38,508)		66,480,492
Period ended March 31, 2005 (unaudited)
Net loss	—	—	(31,385,659)	—	(31,385,659)	(31,385,659)
Distribution to parent company	—	—	(100,000)	—		(100,000)
Issuance of warrants	—	900,000	—	—	—	900,000
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	25,202	25,202	25,202

Comprehensive loss					$(31,360,457)

Balance, March 31, 2005, (unaudited)	$6,516	$110,042,001	$(74,115,176)	$(13,306)		$35,920,035

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Forgiveness of indebtedness	—	—	(102,901,289)	(102,901,289)	—
Gain on sales of marketable securities and investments	(523,716)	(116,847)	(167,483)	(167,032)	(13,796)
Loss on sales of marketable securities and investments	3,522,626	231,613	—	—	—
Depreciation	22,916,089	23,462,981	23,564,883	17,758,287	17,511,437
Fixed asset impairment	—	1,226,298	931,552	214,193	—
Amortization	6,564,569	6,492,281	11,114,659	4,596,080	3,016,469
Goodwill and contract rights impairment	12,993,302	700,000	5,462,825	—	—
Amortization of original issue discount	—	—	126,087	—	533,355
Payment in kind interest expense				734,631	—
Reserve for doubtful accounts receivable	548,256	215,000	241,194	90,000	390,000
Write off of accounts receivable	—	—	(89,774)	—	(44,270)
Gain on sales of fixed assets	—	(82,269)	(51,752)	(51,752)	—
Loss on sales of fixed assets	300,131	296,864	86,244	46,644	502,885
Deferred state and local income taxes	—	—	372,000	372,000	—
Decrease (increase) in:
Restricted cash and cash equivalents	(464,165)	2,188,263	(1,036,614)	(1,036,614)	1,110,516
Accounts receivable	11,477,407	1,939,626	8,096,259	(3,882,111)	(6,351,053)
Inventories	3,271,905	3,630,048	4,783,291	4,742,112	(158,640)
Prepaid expenses and other current assets	6,279,721	(14,955,625)	2,271,241	(2,698,244)	(6,901,633)
Deposit and other non current assets	(438,801)	(727,320)	(261,446)	(456,870)	(423,949)
Increase (decrease) in:
Accounts payable, accrued expenses, other current liabilities and accrued compensation	462,517	6,227,045	11,923,498	22,342,922	10,708,721
Controlled disbursement account	—	4,839,472	(2,254,313)	(3,364,575)	(1,128,867)
Insurance financing payable	(4,864,471)	(1,237,217)	1,253,077	3,213,528	1,986,199
Payable to creditors under plan of reorganization	—	—	(856,250)	—	—
Insurance reserve and other long term liabilities	6,668,685	(1,030,561)	(4,051,467)	(2,494,650)	(1,440,392)

Net cash provided by (used in) operating activities	11,289,314	12,796,232	15,374,512	12,787,009	(12,088,677)

Cash flows from investing activities
Additions to property, plant and equipment	(18,341,412)	(8,780,308)	(11,194,364)	(9,176,981)	(3,749,258)
Purchase of transportation contract rights	(183,772)	—	(79,154)	(79,154)	—
Proceeds from sale of contract rights	—	100,000	—	—	—
Payment for covenant not to compete	—	(50,000)	—	—	—
Collection (issuance) of notes receivable	—	44,280	—	—	—
Due to (from) parent	(3,212)	461,688	(461,688)	(461,688)	-
Write off of parent company receivable	808,753	-	-	-	-
Proceeds from sales of fixed assets	137,872	591,577	147,358	854,963	287,376
Increase (decrease) in restricted cash and cash equivalents	(3,610,869)	(777,619)	(522,322)	741,318	(566,098)
Purchases of marketable securities	(7,007,617)	(3,901,900)	(1,153,898)	(1,153,898)	(6,983,833)
Proceeds from sales or redemptions of marketable securities	8,882,500	5,813,815	2,387,766	1,216,289	7,353,027
Distributions to parent company	(128,100)	—	—	—	(100,000)

Net cash used in investing activities	(19,445,857)	(6,498,467)	(10,876,302)	(8,059,151)	(3,758,786)

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from financing activities
Capital contributed from parent company	$5,500,000	$-	$-	$-	$-
Proceeds from (payment of) GSCP DIP loan	—	10,000,000	(10,000,000)	(10,000,000)	—
Proceeds from Senior Secured Notes	—	—	115,000,000	45,000,000	—
Proceeds from (payment of) senior credit facility	—	—	14,269,937	—	5,728,327
Proceeds from (payment of) revolving line of credit	9,035,221	(14,050,790)	(103,466,184)	(31,822,409)	—
Proceeds from additional borrowings	—	1,106,400	—	—	—
Proceeds from Third Priority Senior Secured Notes	—	—	—	—	15,000,000
Proceeds from Senior Unsecured Note	—	—	—	—	4,900,000
Principal payments on borrowings and capital lease obligations	(1,795,148)	(3,010,903)	(4,727,379)	(2,876,168)	(2,205,303)
Deferred financing	(1,841,307)	(845,326)	(14,933,989)	(6,660,203)	(3,444,484)

Net cash (used in) provided by financing activities	10,898,766	(6,800,619)	(3,857,615)	(6,358,780)	19,978,540

Net (decrease) increase in cash and cash equivalents	2,742,223	(502,854)	640,595	(1,630,922)	4,131,077
Cash and cash equivalents, beginning of year	861,719	3,603,942	3,101,088	3,101,088	3,741,683

Cash and cash equivalents, end of period	$3,603,942	$3,101,088	$3,741,683	$1,470,166	$7,872,760

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$23,873,189	$8,452,810	$13,188,615	$6,540,622	$9,434,836

Income taxes	$254,037	$—	$247,287	$224,827	$87,756

Supplemental disclosure on noncash financing activities
Contribution of shares from parent	$—	$—	$44,000,000	$—	$—

Original issue debt associated with issuance of warrants	$—	$—	$2,700,000	$—	$900,000

Capital lease obligations incurred for purchases of vehicles	$—	$—	$7,529,216	$7,529,216	$1,115,874

Loans incurred for purchases of property, plant and equipment	$—	$2,779,918	$511,596	$—	$—

Letter of credit advance for insurance loss fund	$—	$—	$—	$—	$3,500,000

See accompanying Notes.

Atlantic Express Transportation Corp. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2005 and 2004

(unaudited)

1.     Business

        Atlantic Express Transportation Corp. ("AETC" or the "Company"), a wholly owned subsidiary of Atlantic Express Transportation Group Inc. ("AETG"), is one of the largest providers of school bus transportation in the United States, providing services to various municipalities in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. In addition to its school bus transportation operations, AETC also provides services to public transit systems for physically or mentally challenged passengers, fixed route transit, express commuter line charter and tour services and sells school buses and commercial vehicles in New Jersey and various counties in New York (Note 2). Since 1998, GSCP(NJ), Inc. through its affiliates ("GSC") has been the majority holder of AETG.

2.     Summary of Significant Accounting Policies

Basis of Presentation

        For the years ended June 30, 2002 and 2003 and the nine months ended March 31, 2005, the Company incurred net losses of $57,424,741, $20,503,420, and $31,385,659, respectively, and for the year ended June 30, 2004 and the nine months ended March 31, 2004 had net income of $56,818,090 and $75,729,749, respectively. The net income for the year ended June 30, 2004 and the nine months ended March 31, 2004 includes forgiveness of indebtedness income of $101,492,510 from continuing operations and $1,408,779 from discontinued operations related to the plan of reorganization (the "POR") becoming effective. On August 16, 2002, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (Note 3). The Company operated under a debtor-in-possession financing facility, for the period from August 16, 2002 until December 24, 2003, when it obtained exit financing as the POR became effective.

        The consolidated financial statements include the accounts of AETC and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

        The financial data and other financial data for the nine months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 have been derived from the Company's unaudited financial statements. In the opinion of the Company's management, the Company's unaudited consolidated financial data has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Company's financial position and results of operations for the relevant period.

Discontinued Operations

        During the fiscal year ended June 30, 2003, the Company decided to sell certain assets of Central New York Coach Sales & Service, Inc. ("CNY") and Jersey Bus Sales, Inc. ("JBS"), the Company's bus sales subsidiaries. The assets of CNY were sold August 18, 2003. The Company sustained a net loss on the sale of assets of approximately $59,000. Following that sale, the Company's bus sales operations were conducted by JBS. The Company ceased the JBS operations in May 2004. These operations have been reported in the Company's bus sales operation segment and have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144. In fiscal 2002, the Company recorded a $10,165,790 write-down of goodwill and in fiscal 2003 the Company recorded an after-tax charge of $2,708,160, which included the write-down of goodwill of $700,000 and $2,008,160 to adjust the value of assets sold or to be sold to net realizable value. For the year ended June 30, 2004, the Company recorded an additional after tax charge of $1,298,104 to adjust the value of assets to be sold to net realizable value. Interest expense of $2,158,847, $1,892,109, $912,421, $828,001 and $15,511 is allocated to discontinued operations for the years ended June 30, 2002, 2003 and 2004, and the nine months ended March 31, 2004 and 2005, respectively. The Company allocated interest expense and deferred financing costs, attributable to its senior secured debt, revolving line of credit and senior credit facility (Note 10), on the basis of the monthly net intercompany liability balances, which reflect and represent the debt that would be required by the discontinued operations. These charges are included in the net income (loss) from discontinued operations for the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005. Loss from discontinued operations for the year ended June 30, 2004 and the nine months ended March 31, 2004 included $1,408,779 of forgiveness of indebtedness income. Summary results of the bus sales operations, which have been classified separately as discontinued operations, were as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue—Bus Sales Operations	$76,786,973	$66,592,158	$29,495,138	$29,031,856	$—
Income (loss) before income tax	(13,279,623)	(4,179,815)	(1,074,083)	(242,474)	(206,782)
Provision for income taxes	3,000	21,280	6,000	4,500	1,500

Net income (loss) from discontinued operations	$(13,282,623)	$(4,201,095)	$(1,080,083)	$(246,974)	$(208,282)

        Assets of discontinued operations were reclassified from the following accounts:

	June 30,
			March 31, 2005
	2003	2004
			(unaudited)
Inventories	$6,125,717	$—	$—
Prepaid expenses and other current assets	1,384,053	—	—
Goodwill	300,000	—	—
Property and equipment	2,515,528	1,550,000	—

Total assets	$10,325,298	$1,550,000	$—

        The remaining balance of assets of discontinued operations at June 30, 2004 was sold in September 2004 and the Company sustained a net loss on the sale of approximately $5,000.

        Assets and liabilities of discontinued operations, which were not reclassified, as they will not be sold, consist principally of accounts receivable, liabilities subject to compromise, and certain debt.

Use of Estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses and the accompanying notes. Actual results could differ from those estimates.

        The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions, include but are not limited to insurance reserves, allowance for doubtful accounts, income taxes, claims by creditors, forgiveness of indebtedness income, goodwill and other long-lived assets.

Revenue Recognition

        Revenues from school bus and paratransit and transit operations are recognized when services are provided. The Company bills customers on a monthly basis based upon the completion of bus routes to all school bus customers and service hours completed to all paratransit customers, which in most cases are based upon contracts with customers.

Cash Equivalents

        Cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less when purchased, which are readily convertible into cash.

Marketable Securities

        In accordance with Financial Accounting Standards Board Statement No. 115, AETC determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase, and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when AETC has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of shareholder's equity. The cost of securities sold is based on the specific identification method.

Inventories

        Inventories primarily consist of fuel, parts and supplies, which are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost and depreciated utilizing the straight-line method over the lives of the related assets. The useful lives of property, plant and equipment for purposes of computing depreciation are as follows:

Years
Building and improvements	15 - 31.5
Transportation equipment	5 - 15
Other	3 - 7

Maintenance costs are expensed as incurred and renewals and improvements are capitalized.

Long-Lived Assets

        Long-lived assets, such as intangible assets and property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value.

Transportation Contract Rights

        Transportation contract rights primarily represent the value the Company assigned to the cost of investments in certain of our school bus subsidiaries in excess of the book value of the companies acquired. In addition, AETC has purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. Using EBITDA as a measurement tool, the Company reviews the financial performance of its subsidiary bus companies, including those that have transportation contract rights, annually. If this review indicates that the transportation contract rights are likely to be impaired in value, the Company projects the future undiscounted cash flows attributable to such subsidiary bus company and compares it to the carrying value of the transportation contract rights assets. If this comparison indicates that the future undiscounted cash flows attributable to the underlying assets are unlikely to exceed the carrying value of the transportation contract rights, an impairment charge is taken based on the difference between the estimated future cash flows, determined to be the estimated fair value, and the carrying value of the transportation contract rights. Factors which could trigger impairment review include significant underperformance relative to historical results or projected future operating results, based upon future undiscounted cash flows of the underlying business, historical results and management's best estimates of future market and operating conditions. Using this methodology, it was determined that impairment charges of $2,827,512 and $5,462,325 for the fiscal years ended June 30, 2002 and 2004, respectively, were necessary to adjust the transportation contract rights to fair value, and no impairment charge was required for the year ended June 30, 2003. In reviewing the financial performance of the subsidiary bus companies, the major impacts to the future undiscounted cash flows are either a reduction to service requirements (e.g., routes) that decrease revenue, an increase in costs and expenses at a rate greater than the corresponding contractual revenue increase, or a combination of both factors. The majority of the impairment charges in both fiscal years ended June 30, 2002 and 2004 were in subsidiary bus companies in Massachusetts.

        Transportation contract rights are amortized on a straight line basis over a twelve-year period, which represents the Company's estimate of the average length of the contracts and expected renewal periods. Amortization expense recorded was $2,150,244, $1,884,581, $1,890,081, $1,417,285 and $781,137 for the fiscal years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively.

        Transportation contract rights are comprised of the following:

	June 30,		March 31,
	2003	2004	2005
			(unaudited)
Gross carrying amount	$26,494,493	$26,573,647	$26,573,647
Less accumulated amortization	13,609,305	20,962,210	21,743,347

Transportation contract rights, net	$12,885,188	$5,611,437	$4,830,300

Amortization expense recorded	$1,884,581	$1,890,081	$781,137

Estimated amortization expense for the year ending June 30,
2005	1,041,522
2006	929,023
2007	759,570
2008	759,570
2009	759,570

Deferred Financing Costs

        Deferred financing costs are amortized on a straight line basis, which approximates the effective interest rate method, over the term of the financing to which the costs relate, which range from three to four years because outstanding balances of debt remain substantially unchanged.

Goodwill

        Through June 30, 2002, goodwill was amortized on a straight line basis over 40 years. The Company reviewed the value assigned to goodwill to determine if it had been impaired in value. At June 30, 2002 and 2003, the Company determined that the carrying value of its goodwill for its bus sales operations exceeded the fair value and recognized impairment charges of $10,165,790 and $700,000, respectively. There was no balance of goodwill at June 30, 2004.

Insurance Coverage and Reserves

        The Company self-insures its obligations that may arise under workers compensation and automobile liability claims. Provisions for such obligations are provided for as follows:

          A.    For the calendar year ended December 31, 2002, the Company self-insured its workers compensation deductibles with Atlantic North Casualty Company ("Atlantic North"), a wholly owned and consolidated subsidiary, which was not a guarantor of the $105.0 million in aggregate principal amount of the Company's 12% Senior Secured Notes due 2008 (the "12% Senior Secured Notes") or the $10.0 million in aggregate principal amount of the Company's Senior Secured Floating Rate Notes due 2008 (the "Senior Secured Floating Rate Notes" and, together with the 12% Senior Secured Notes, the "Notes"). Reserves for deductibles for fiscal year 2002 and the first half of fiscal year 2003 were based upon actuarial valuations provided by a third party actuary. Such valuations computed reserve requirements based upon estimated ultimate claim losses, including those incurred but not reported. Charges to operations were adjusted, annually if necessary, to reflect these valuations. Reserve requirements for deductibles for fiscal year 2004 were based upon valuations supplied by an insurance company.

        The following table reflects the activity in this account for the years ended June 30, 2002, 2003 and 2004 and for the nine months ended March 31, 2005:

Total Reserve
Balance, June 30, 2002	$12,575,351
Expense	4,000,807
Transfer to liabilities subject to compromise	(2,144,248)
Payments against the reserve	(5,954,367)

Balance, June 30, 2003	8,477,543
Expense	(1,042,015)
Payments against the reserve	(3,009,452)

Balance, June 30, 2004	4,426,076
Payments against the reserve	(1,440,392)

Balance, March 31, 2005 (unaudited)	$2,985,684

          B.    Automobile liability commencing July 1, 2001 and workers compensation subsequent to December 31, 2002, were administered through a third party insurance company. Under the terms of such arrangements, the Company funds, through monthly installments, loss funds specified by the insurance company. For the current insurance periods, these loss funds will total $12.7 million and $11.0 million for automobile liability and workers compensation claims, respectively. In addition, the Company pays fronting charges consisting of claims handling, administration, risk transfer charges and taxes. Payments made are charged to a prepaid asset account. Operating costs are charged, and prepaids are reduced, by estimated claim loss costs and amortization of fronting charges. On a quarterly basis, the Company receives from the insurance company a calculation of ultimate claims liability based upon actuarially computed reserves using a development factor taking into consideration claims history to arrive at incurred but not reported amounts. Charges to operations are adjusted to reflect these calculations.

        For automobile liability after June 30, 2001 and workers compensation after December 31, 2002, prepayments of loss funds and fronting charges of $12.4 million, $34.5 million, $33.8 million and $28.3 million were made for fiscal years 2002, 2003 and 2004 and for the nine months ended March 31, 2005, respectively. Charges based upon estimates of total losses and amortization of fronting charges, were made in such years and applied against the prepaid balance. In addition, based upon statistical information received from the insurance company, adjustments for prior and current years insurance claim expenses were made. Such adjustments resulted in an increase to insurance expense of $3.5 million in fiscal year 2002 and $0.1 million for the nine months ended March 31, 2005 and reductions to insurance expense of $1.2 million and $1.5 million in fiscal years 2003 and 2004, respectively. As of June 30, 2003 and 2004 and March 31, 2005, the balances in the prepaid account were $12.4 million, $14.3 million and $23.8 million, respectively. For each policy year, an adjustment based upon a calculation of ratable incurred losses valued as of a date 30 or 42 months after the rating period, will be made by the insurance carrier.

        The above charges to operations are based upon estimated ultimate liability related to these claims and could differ from period to period due to claims payment and settlement practices as well as changes in development factors due to assumed future cost increases and discount rates.

        In February 2003, the New York City Department of Education (the "DOE") entered into a Memorandum of Understanding (the "MOU") with the Company and other school bus transportation providers, and on January 5, 2005 amended the existing contracts whereby the DOE reduced operating costs for its service providers, including assuming certain vehicle insurance obligations. In addition, under the MOU, the Company is not responsible for the administration or payment of insurance claims arising after April 1, 2003. The Company is not aware of any factors that might impair the DOE's ability or intent to pay claims under this program. The accompanying financial statements do not reflect reserves for such claims arising after April 1, 2003.

Income Taxes

        AETC follows the liability method under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences attributable to temporary differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases and of events that have been reflected in AETC's financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        AETC files consolidated federal, state and local income tax returns with its parent and affiliates. The income tax charge or benefits allocated to AETC is based upon an allocation method determined by the group under a tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

Fair Value of Financial Instruments

        The carrying value of financial instruments including cash and cash equivalents, accounts receivable including retainage, notes receivable, and accounts payable approximated their fair value as of June 30, 2003 and 2004 and March 31, 2005, due to either their short maturity or terms similar to those available to similar companies in the open market. Marketable securities, classified as available-for-sale, are valued at quoted market value. At March 31, 2005, the fair value of the Company's 12% Senior Secured Notes and Senior Secured Floating Rate Notes was approximately $112.3 million compared to the carrying value of $109.4 million (before original issue discount) (Note 3).

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company adopted SFAS No. 142 on July 1,

2002. The adoption of SFAS No. 142 resulted in the Company's discontinuation of amortization of its goodwill; however, the Company is required to test its goodwill for impairment annually.

        SFAS No. 142 requires disclosure of what net income would have been in all periods presented in the financial statements, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects), among other items. The adjusted net income (loss) for this disclosure requirement would be as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Reported net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)
Add back:
Goodwill amortization	325,908	—	—	—	—

Adjusted net income (loss)	$(57,098,833)	$(20,503,420)	$56,818,090	$75,729,749	$(31,385,659)

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this Statement did not have any effect on the Company's financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In March 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. The adoption of FIN 46 did not have any impact on the Company's financial statements.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this pronouncement did not have any effect on the Company's financial statements.

        In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date of this Statement is issued.

Management believes this Statement will have no impact on the financial statements of the Company once adopted.

        In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

        In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

        In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock Based Compensation. This Statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

        A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

        The grant-date fair value of employee share options and similar instruments will be estimated using the option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available).

        Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in-capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

        The notes to the financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements.

        The effective date for public entities that do not file as small business issuers will be as of the beginning of the annual reporting period that begins after June 15, 2005. Management intends to comply with this Statement at the scheduled effective date for the relevant financial statements of the Company and the Company is studying the impact on its financial statements.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations- an interpretation of FASB Statement No. 143," ("FIN 47") which clarifies the term "conditional asset retirement obligation" used in SFAS No. 143, "Accounting for Asset Retirement Obligations," and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company is required to adopt FIN 47 no later than June 30, 2005. The Company does not expect the adoption of FIN 47 to have a material impact on its consolidated results of operations and financial condition.

Reclassification

        Certain June 30, 2002 and 2003 and March 31, 2004 amounts have been reclassified to conform to the current period presentation.

3.     Reorganization Under Chapter 11

        On August 16, 2002, AETG, the Company and most of its wholly owned subsidiaries (the "Debtors") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Code") in the United States Bankruptcy Court (the "Bankruptcy Court").

        Subsequent to the filing, the Company continued to operate its business under the Code as a debtor-in-possession ("DIP").

        The Bankruptcy Court confirmed the Debtor's POR on September 4, 2003. On December 24, 2003 the Debtors POR became effective and the Company emerged from bankruptcy protection. As part of the emergence from Chapter 11, the Company obtained exit financing of approximately $145 million, including a $100 million revolving line of credit and a senior secured note of $45 million.

        Borrowing under the revolving line of credit was based upon a borrowing base calculated as a combination of accounts receivable, vehicle fleet and vehicle acquisition loans as defined and was secured by a first priority lien on substantially all of the assets of the Company except for certain real property, and by a second priority lien on certain real property. The revolving loans bear interest at the prime rate plus 1% per annum or if the Company elects, the Eurodollar rate, plus 3.25% per annum. A monthly fee of 0.5% on any unused portion of this facility will be paid to the lenders.

        The Company issued $45.0 million in senior secured notes due 2006 in a private placement. These notes were collateralized by a first priority lien on substantially all of the Company's real property and a second lien on substantially all of the Company's other assets. The notes bear interest payable monthly at the higher of 11% or LIBOR plus 5% per annum. In additions payment in kind interest of 6% per annum is accrued monthly.

        On April 23, 2004 the exit financing was repaid in full from the net proceeds of $105.0 million of 12% Senior Secured Notes, $10.0 million of Senior Secured Floating Rate Notes and $6.6 million from our senior credit facility (Note 10).

        The consolidated financial statements have been prepared as of and for the year ended June 30, 2003 in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 provides for segregating pre-petition liabilities that are subject to compromise, identifying all transactions and events that are directly associated with the reorganization of the Debtors and discontinuing interest accrual on unsecured and under secured debt. SOP 90-7 requires that pre-petition liabilities, including claims that become known after a petition is filed, be reported on the basis of the expected amount of the claim allowed rather the than amounts for which those claims might be settled.

        Recorded liability amounts represented the Company's best estimate for potential allowed claims. Liabilities subject to compromise at June 30, 2003 were as follows:

Secured and under secured debt	$148,822,771
Accrued interest	7,039,288
Trade and other miscellaneous claims	14,103,665
Priority tax claims	5,626,002

$175,591,726

        As a result of the POR becoming effective, the Bankruptcy Court approved the settlement of liabilities that were subject to compromise based upon the terms of the POR. The settlement resulted in the recognition of forgiveness of indebtedness income, based upon estimated settlement amounts, of approximately $102.9 million (including $1.4 million reflected in loss from discontinued operations) as follows:

	Liabilities subject to compromise at June 30, 2003	Consideration		Forgiveness of indebtedness income
Under secured debt	$128,240,000	$44,500,000	(1)	$83,740,000
Secured debt	20,582,771	20,582,771		—
Accrued interest	7,039,288	—		7,039,288
Trade and other miscellaneous claims	14,103,665	1,981,664	(2)	12,122,001
Priority tax claims	5,626,002	5,626,002	(3)	—

	$175,591,726	$72,690,437		$102,901,289

(1)
As part of the Company's emergence from Chapter 11 and in accordance with the POR, the Company paid $500,000 and issued 100% of the outstanding common shares of AETG to holders of its $120.0 million outstanding of 10 3/4% Senior Secured Notes due 2004 and the holder of an $8.2 million supplemental loan (GSC). The distribution of stock was treated as a contribution of capital from AETG to the Company. The valuation of the shares was determined by using the enterprise value of the Company calculated by an independent financial institution in connection with its valuation of warrants issued with the Notes. (Note 10) The valuation of the Company was determined using both the market multiple and discounted cash flow methods. The market multiple method used the actual EBITDA for the last fiscal year along with the projected EBITDA for the next two fiscal years. Each EBITDA was factored by a selected EBITDA multiple range (approximately 4.5x to 6.1x), as used in representative financial transactions. The discounted cash flow method used projected financial information through fiscal year 2008, a weighted average cost of capital of approximately 16% and terminal values calculated using an EBITDA multiple of 5.0x to arrive at a calculated enterprise value range.

  These calculated values (from the market multiple and discounted cash flow methods) were averaged to determine an enterprise value range, and the midpoint of this range, plus non-operating assets, is the concluded point estimate of the enterprise value, which was approximately $175 million. The Company's total debt was deducted from this point estimate of enterprise value to arrive at a net equity value. The concluded equity value estimate was calculated at $44 million by taking the $175 million enterprise value less total debt as of December 23, 2003, which is the day preceding the effective date of the Debtors' POR, increased by a control premium of 30%. The Company believes that AETG's enterprise value is approximately equal to the Company's enterprise value, as the Company represents substantially all of AETG's operations. The concluded value of the warrants was calculated at $2.7 million by first taking the $175 million enterprise value less total debt as of April 23, 2004, which is the day preceding issuance of the Notes, which resulted in a concluded equity value estimate of approximately $20 million. This $20 million was then multiplied by the warrants percentage of 15% and decreased by a 10% marketability discount (since the warrants represent a minority equity position).

(2)
Includes $1.1 million payable to general unsecured creditors in four equal annual installments, which commenced in January 2004.

(3)
Payable over six years from the date of the assessment of these taxes.

        In addition, certain claims in the Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of March 31, 2005, the Company had recorded approximately $7.3 million for outstanding administrative priority claims that the Company is aware of, as of that date, as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed the current estimates.

        Costs resulting from reorganization are reported separately in the statements of operations as reorganization costs. For the year ended June 30, 2003, these costs consisted primarily of fees for both the Company's restructuring advisors, and the Company's creditors' restructuring advisors and legal counsel in the amount of $8,164,150. For the year ended June 30, 2004 and the nine months ended March 31, 2004, these costs were $11,176,956 and $11,238,241, respectively, including approximately $3,000,000 of success fees to professionals and $976,000 of exit bonuses to management and key employees. For the nine months ended March 31, 2005, these costs were $805,891 consisting primarily of trustee fees incurred by the Company.

        The impact of the accounting for the POR did not result in the holders of existing equity shares receiving less then 50% of the equity shares post bankruptcy in either AETC or AETG, and accordingly, based upon the guidance in SOP 90-7, the Company is not subject to fresh start accounting. Liabilities were reduced and a gain as a result of settlement of liabilities subject to compromise was recognized. The Company's ability to fully utilize its tax operating losses was impacted as a result of the debt cancellation.

Condensed Balance Sheet of Entities in Reorganization

        The following condensed balance sheets presents the entities in reorganization and have been provided pursuant to SOP 90-7. AETC and all of its wholly owned subsidiaries, except for Atlantic North, are included as entities in reorganization.

June 30, 2003
Current assets	$92,423,216
Due from subsidiary	2,144,248
Fixed and noncurrent assets	174,250,263

Total assets	$268,817,727

Current liabilities	$130,034,900
Due to subsidiary	823,003
Noncurrent liabilities	550,000
Liabilities subject to compromise	175,591,726
Shareholder's (deficit)	(38,181,902)

Total liabilities and shareholder's (deficit)	$268,817,727

4.     Receivable Agreement

        In June 2004, the Company entered into an agreement (the "Receivable Agreement") with Congress Financial Corporation ("Congress"), as predecessor to Wachovia Bank, National Association ("Wachovia"), to sell Wachovia, without recourse, up to a maximum $5.9 million of accounts receivable of the Company. Under the Receivable Agreement, Wachovia purchases receivables at the gross amount of such accounts (less three and one-quarter percent purchase commission) and immediately credits 85% of this amount against the Company's debt under the senior credit facility with the balance credited upon Wachovia receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. This agreement expires concurrently with the expiration of the senior credit facility (Note 11). In connection with the Company entering into the Receivable Agreement, the President and Chief Executive Officer of the Company has provided a personal guarantee in full support of the agreement, as required by Wachovia, for which he received a $125,000 guarantee fee (Note 13). This fee is being amortized over the term of the agreement. As of June 30, 2004 the Company had sold approximately $5.9 million of receivables (net of a commission of approximately $0.2 million) and received cash proceeds of $4.8 million and at March 31, 2005, the Company had no sold receivables.

5.     Retainage

        Pursuant to certain municipal school bus contracts and paratransit and transit contracts, certain contractual amounts (retainage) are withheld by customers from billings as a guarantee of performance by AETC. At June 30, 2003 and 2004 and March 31, 2005, retainage of $7,388,197, $8,201,964 and $6,853,631, respectively, are classified as current accounts receivable, as they are normally paid within one year.

6.     Restricted Cash and Cash Equivalents

        Restricted cash and cash equivalents of $4,462,390 and $6,021,326 at June 30, 2003 and 2004, respectively represents cash equivalents of a captive insurance company subsidiary, which were only available for use by that subsidiary. In October 2004 this subsidiary was liquidated and these assets were transferred to AETC. Restricted cash and cash equivalents of $5,476,908 at March 31, 2005 are pledged as collateral security for letters of credit outstanding in the amount of $8,843,851.

7.     Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	June 30,
			March 31, 2005
	2003	2004
			(unaudited)
Land	$9,128,258	$9,128,258	$9,128,258
Building and improvements	26,556,228	25,551,401	25,667,005
Transportation equipment	241,821,489	246,289,944	239,378,722
Transportation equipment acquired under capital leases	—	9,411,511	10,738,151
Machinery and equipment	38,543,925	38,549,330	45,749,892
Furniture and fixtures	4,348,654	4,616,623	4,793,980
Construction in progress	229,453	—	—

	320,628,007	333,547,067	335,456,008
Less accumulated depreciation	(166,365,298)	(184,469,544)	(199,815,051)

	$154,262,709	$149,077,523	$135,640,957

        Depreciation of assets acquired under capitalized leases amounted to $355,506, $266,630, and $573,100 for the year ended June 30, 2004, the nine months ended March 31, 2004 and 2005, respectively. There were no capital leases prior to the year ended June 30, 2004.

8.     Marketable Securities—Restricted

        The amortized cost and estimated fair value of the marketable securities are as follows:

	June 30, 2003
	Cost	Gross Unrealized Gain	Fair value
Available for sale:
Equity securities	$250,000	$133,451	$383,451
US Treasury and other government debt securities	5,521,240	171,376	5,692,626

Total marketable securities	$5,771,240	$304,827	$6,076,077

	June 30, 2004
	Cost	Gross Unrealized Loss	Fair value
Available for sale:
US Treasury and other government debt securities	$4,606,732	$(38,508)	$4,568,224

Total marketable securities	$4,606,732	$(38,508)	$4,568,224

	March 31, 2005
	Cost	Gross Unrealized Loss	Fair value
	(unaudited)
Available for sale:
US Treasury and other government debt securities	$4,229,639	$(13,306)	$4,216,333

Total marketable securities	$4,229,639	$(13,306)	$4,216,333

        At June 30, 2003 and 2004, the above marketable securities were held by a captive insurance subsidiary and were available for use only by that company. At June 30, 2003 and 2004 restricted cash of approximately $4.4 million and $4.9 million, respectively, and marketable securities of approximately $5.7 million and $4.6 million, respectively, were pledged as collateral for $8.8 million of letters of credit issued by the captive insurance company. Marketable securities of $383,451 and $0 at June 30 2003 and 2004, respectively, and restricted cash (representing unpledged cash) of $73,902 and $1,110,516 for the same periods, respectively, have been classified as current and were available for payment of claims. In October 2004 this subsidiary was liquidated and these assets were transferred to AETC. As of March 31, 2005, restricted cash of approximately $5.5 million and marketable securities of approximately $4.2 million are pledged as collateral for $8.8 million of letters of credit issued by AETC.

        Net realized gains (losses) on marketable securities for the years ended June 30, 2002, 2003, 2004 and the nine months ended March 31, 2004 of ($2,998,910), ($114,766), $167,483 and $167,032, respectively, are included in the net revenues of the captive insurance company, which is considered a part of the school bus operations segment. Net realized gains on marketable securities for the nine months ended March 31, 2005 of $10,520 are included in other income (expense).

        Contractual maturity dates of the above securities are as follows:

	June 30, 2003		June 30, 2004		March 31, 2005
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
					(unaudited)
2004	$1,161,776	$1,163,679	$—	$—	$—	$—
2005	917,481	934,571	889,829	893,333	422,560	423,089
2006-2010	2,052,601	2,104,701	2,400,498	2,342,864	—	—
2011-2030	542,417	576,448	703,622	702,385	2,092,823	2,091,988
2031 and thereafter	846,965	913,227	612,783	629,642	1,714,256	1,701,256
No maturity date	250,000	383,451	—	—	—	—

Total	$5,771,240	$6,076,077	$4,606,732	$4,568,224	$4,229,639	$4,216,333

9.     Accounts Payable, Accrued Expenses and Other Liabilities

        Accounts payable, accrued expenses and other liabilities consist of the following:

	June 30,		March 31,
	2003	2004	2005
			(unaudited)
Outstanding administrative priority claims (primarily professional fees)	$1,384,090	$6,991,523	$7,328,865
Accounts payable	3,770,685	7,605,966	6,825,047
Payroll taxes withheld and accrued	2,134,574	2,310,308	5,233,804
Other accrued expenses and taxes	5,982,257	3,220,219	4,044,682
Accrued employee benefits	2,740,389	4,168,629	3,940,061

Total	$16,011,995	$24,296,645	$27,372,459

10.   Debt

        The following represents the debt outstanding at June 30, 2003 and 2004 and March 31, 2005:

	June 30,		March 31,
	2003	2004	2005
			(unaudited)
10 3/4% Senior Secured Notes, due February 2004, with interest payable on February 1 and August 1(a)	$120,000,000	$—	$—
12% Senior Secured Notes due 2008 with cash interest payable October 15th and April 15th(b)	—	105,000,000	105,000,000
Senior Secured Floating Rate Notes due 2008 with cash interest payable October 15th and April 15th(b)	—	10,000,000	10,000,000
Less: original issue discount associated with the issuance of warrants, net(b)	—	(2,573,913)	(2,065,217)
Senior credit facility(c)	—	14,269,937	19,998,263
8% mortgage on real estate located in Bordentown, N.J.(d)	855,730	—	—
Revolving line of credit(e)	111,674,057	—	—
17% note payable to related party(f)	10,000,000	—	—
GSC 15% senior unsecured term note (g)	—	—	4,900,000
Letter of credit advance(h)	—	—	3,500,000
Third priority senior secured notes due 2008 including PIK interest at 1%(i)	—	—	15,011,250
Less: original issue discount associated with the issuance of warrants, net(i)	—	—	(875,342)
Various notes payable, primarily secured by transportation equipment, with interest rates ranging from 8%-10.3%	7,967,041	5,933,256	4,445,829

	250,496,828	132,629,280	159,914,783
Less current portion	101,674,057	16,375,354	25,601,804

Long-term debt, net of current portion		$116,253,926	$134,312,979

Liabilities subject to compromise	$148,822,771

        A summary of interest expense is as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Continuing operations:
Interest expense, including pre- payment penalties	$20,699,970	$8,390,309	$16,027,615	$7,816,289	$14,041,151
Amortization of deferred financing expense	3,602,815	4,478,024	9,044,351	2,868,811	2,135,974
Amortization of original issue discount	—	—	124,228	—	532,801

Subtotal	24,302,785	12,868,333	25,196,194	10,685,100	16,709,926

Discontinued operations:
Interest expense, including pre- payment penalties	2,041,870	1,779,377	804,686	765,269	13,127
Amortization of deferred financing expense	116,977	112,732	105,876	62,732	1,831
Amortization of original issue discount	—	—	1,859	—	553

Subtotal	2,158,847	1,892,109	912,421	828,001	15,511

Total	$26,461,632	$14,760,442	$26,108,615	$11,513,101	$16,725,437

Total Contractual Interest	$—	$26,573,022	$32,577,365	$17,981,851	—

(a)
On February 4, 1997, AETC issued $110,000,000 of 10 3/4% Senior Secured Notes due 2004 (the "Original Notes"). The net proceeds from the sale of the Original Notes were used to repay existing indebtedness, buy-out certain leases and for certain other corporate purposes.

  In August 1997, AETC issued $40,000,000 aggregate principal amount of 10 3/4% Senior Secured Notes due 2004 (the "Additional Notes," and together with the Original Notes, the "Old Notes"). The Additional Notes were issued at a premium of $1,400,000, which is being amortized over the term of the Additional Notes.

  On December 21, 2000, the Company repurchased $30,000,000 aggregate principal amount of the Old Notes.

  As of June 30, 2002, the Company was in default of certain covenants of the Old Notes and therefore classified the balance due as current. In conjunction with its Chapter 11 filing, interest payments had ceased, and the Old Notes balance was reclassified to liabilities subject to compromise.

  On December 24, 2003 in accordance with the POR, the Old Notes were exchanged for equity. (Note 3)

(b)
On April 22, 2004 AETC issued the Notes (Note 3), The net proceeds from the sale of the Notes, along with $6.6 million from our senior credit facility (see "c" below) were used to repay in full our exit financing facilities. The Notes were issued as part of an investment unit consisting of $1,000 principal amount of the outstanding Notes and one warrant (the "Warrants") to purchase one share of AETC's common stock, exercisable at $0.01 per share. $2.7 million of the purchase price of the units was allocated to the Warrants based upon a valuation by an independent financial institution. The original issue discount (the "OID") is amortized over the life of the Notes. In connection with the offering of the Notes, the Company incurred $10.3 million of transaction costs, including $3.9 million of prepayment penalties, to repay the exit financing facilities. Annual interest on the Senior Secured Floating Rate Notes is equal to the applicable LIBOR rate plus a margin of 9.2%. The applicable LIBOR rate at March 31, 2005 was 3.40%. Interest payments on the Notes, which commenced October 15, 2004, are due on a semiannual basis through their maturity date.

  The Notes and Warrants will not be separately transferable until the earliest to occur of 180 days after their issuance, the date on which a registration statement for a registered exchange offer with respect to the Notes is declared effective under the Securities Act, the date on which a shelf registration statement with respect to the Warrants is declared effective under the Securities Act, or on such date as the initial purchaser for such securities in its sole discretion shall determine.

  The Notes were required to be registered with the Securities and Exchange Commission (the "SEC") by October 19, 2004. Since they were not registered by that date, AETC is required to pay liquidated damages of approximately $5,530 per week for 90 days, $11,060 per week for the next 90 days, $16,590 per week for the following 90 days and $22,120 per week thereafter until such registration is effective. As of March 31, 2005, these liquidated damages totaled approximately $182,000.

  In addition, from and after September 30, 2006, in the event the Company does not satisfy certain leverage tests it will be required to pay additional payment in kind ("PIK") interest on the Notes of 2% per annum.

  The Notes and related subsidiary guarantees are senior secured obligations and rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of the Company's and its guarantor subsidiaries' existing and future subordinated indebtedness. The Notes are secured by a first priority lien on substantially all of the Company's and its guarantor subsidiaries' owned real properties and on substantially all of the Company's and its guarantor subsidiaries' owned motor vehicles, and a second priority lien on the Company's and its guarantor subsidiaries' assets that secure their obligations under the senior credit facility on a first priority basis.

  The indenture governing the Notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements including restrictions on capital expenditures and acquisitions of indebtedness as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA, as defined therein, determined quarterly. At December 31, 2004, the Company was in default of this EBITDA covenant. However on February 23, 2005, the Company received the requisite consents from the holders of the Notes to amend the EBITDA covenant of the indenture so it would not apply until March 31, 2006 and to provide for different minimum EBITDA requirements thereafter and to waive the Company's past defaults under the EBITDA covenant.

(c)
Concurrently with the issuance of the Notes, the Company entered into a senior credit facility with Wachovia with up to $20.0 million of borrowing availability under a revolving credit facility. In addition there was initially a $10.0 million letter of credit facility, which is now a $6.5 million letter of credit facility and a $3.5 million letter of credit advance. The senior credit facility is secured by a first priority lien on substantially all of the Company's and all of its guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property.

  The borrowing capacity under the revolving credit facility is based on 85% of the net amount of our eligible accounts receivable. Loans under the revolving credit facility bear interest at prime rate (the prime rate on March 31, 2005 was 5.75%) plus 1% per annum or, if we elect, the LIBOR rate (the 3-month LIBOR rate on March 31, 2005 was 3.12%) plus 3.25% per annum. However, the $3.5 million portion of the senior credit facility, which is the supplemental loan amount, bears interest at 12% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears, and any amounts paid by lenders for a letter of credit will bear the same rate as loans under our revolving facility. The Company paid a closing fee of $600,000 and is required to pay a servicing fee of $10,000 per month, plus pay Wachovia a monthly fee of 0.5% on any unused portion of its senior credit facility. The senior credit facility contains an EBITDA maintenance covenant, determined monthly (substantially similar to the EBITDA maintenance covenant in the indenture governing the Notes) and limitations on capital expenditures, as well as other events of default. From September 30, 2004 and through November 30, 2004, the Company was in default of this EBITDA maintenance covenant. However, on January 5, 2005, the Company received a waiver from Wachovia of this EBITDA maintenance covenant under the senior credit facility for the period from September 30, 2004 through November 30, 2004 and the senior credit facility was amended to reset the EBITDA covenant for the trailing twelve months ending December 31, 2004 through the end of the loan term.

  On October 14, 2004, Wachovia amended its senior credit facility to allow Wachovia to make non-revolving supplemental loans to the Company of up to $3.5 million. These supplemental loans, which are not subjected to borrowing base availability, do not increase the amount of the $20.0 million senior credit facility. The $3.5 million loan, which bears interest at 12% per annum, was funded by GSC, the junior participant to the supplemental loan, on October 14, 2004. Under the terms of the definitive documentation of the supplemental loan, GSC may receive payment of the outstanding principal balance of the supplemental loans if the Company's excess availability, as defined in the senior credit facility, is not less than $5.0 million for the 30 day period immediately prior to the repayment of these loans and for each of the three business days immediately prior to the date of repayment of the loans.

  The senior credit facility will terminate on its third anniversary. The borrowings under the senior credit facility have been classified as current. On October 14, 2004, Wachovia amended its senior credit facility to allow Wachovia to make non-revolving supplemental loans to the Company of up to $3.5 million (Note 18). Early termination by us prior to the first, second and third anniversaries of our senior credit facility will be subject to early termination fees of 3%, 2% and 1% of the maximum credit under the senior credit facility, respectively.

(d)
In connection with the acquisition of CNY and JBS and related real property companies (collectively "Central"), AETC purchased from a former stockholder of Central, the real properties of Central. The mortgage note was repaid during the fiscal year ending June 30, 2004.

(e)
On August 16, 2002, the Bankruptcy Court entered an emergency order authorizing the Company to obtain DIP loans from Wachovia on a super-priority basis, secured by first priority liens on and a security interest in substantially all of the Company's assets and properties. On October 2, 2002, a final order was signed authorizing the Company to enter into a new agreement with Wachovia. The agreement, which was to expire on September 30, 2003 (and was extended through April 2004) had a $130 million borrowing base, including a $12 million amortizing term loan and was secured and cross collateralized with post petition collateral during the term of the agreement and converted into a post petition secured super-priority administrative debt with the exception of $20 million of its pre-petition debt owing to Wachovia. Wachovia rolled up all outstanding amounts under the pre-petition line of credit into this DIP facility. Total borrowings were based on a borrowing base calculated as a combination of accounts receivable, inventory and vehicle fleet, as defined. The terms of the facility also included covenants related to maintaining minimum levels of earnings before income taxes, interest, depreciation and amortization, as defined, plus customary events of default. As required by the indenture, the 10 3/4% Senior Secured Notes due 2004 were secured by a second priority security interest in the same collateral. The interest rate per annum applicable to the facility was either prime rate, as announced by Wachovia, plus 0.75%, or at the Company's option, the adjusted Eurodollar rate (as defined) plus 2.75%. The Company was required to pay certain fees in connection with the facility including, but not limited to, an unused line fee of 0.50% on the undrawn portion of the facility. On December 24, 2003 this loan was repaid in connection with the exit financing under our POR (Note 3).

(f)
This additional DIP financing facility from the major shareholder of AETG (the "Additional DIP Lender") was made on May 1, 2003. On August 6, 2003, an additional $2,500,000 loan was made to reach the maximum amount of this facility ($12,500,000). On December 24, 2003 this loan was repaid in connection with the exit financing under our POR. The loan bears interest at 17% per annum. At June 30, 2004 and March 31, 2005, unpaid interest amounted to $1,127,485 and $1,279,660, respectively, which includes interest on unpaid amounts from December 24, 2003. Interest expense of $283,333, $1,127,487 and $152,175 was recorded for the years ended June 30, 2003 and 2004 and the nine months ended March 31, 2005, respectively.

(g)
On August 5, 2004 the Company received $4,900,000 from GSC and signed a senior unsecured term note (the "GSC Note"). The GSC Note bears interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until September 2004 and quarterly, in arrears, thereafter. The GSC Note contains identical covenants as the senior credit facility and matures the earlier of April 23, 2007 or such date as excess availability as defined by the senior credit facility is in excess of $7.0 million, after giving effect to the repayment of principal of the GSC Note. In connection with this transaction, GSC, Wachovia and the Company signed a subordination agreement, whereby the parties agree that the Company may pay interest if excess availability is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million, after giving effect to the respective repayments and no event of default (as defined in the senior credit facility) shall exist or have occurred and be continuing.

(h)
On March 1, 2005, $3.5 million of the original $10.0 million in letters of credit was converted to a $3.5 million letter of credit advance to the Company with conditions similar to the senior credit facility. The Company and the letter of credit recipient were in favor of this action.

(i)
On March 3, 2005, concurrently with the execution of the supplemental indenture to the indenture governing the Notes, the Company issued $15.0 million of third priority senior secured notes due 2008 (the "Additional Indebtedness"). The Additional Indebtedness was issued with warrants to acquire 40,752 shares, or 5%, of the Company's common stock (the "Additional Warrants"). $0.9 million of the purchase price was allocated to the Additional Warrants, on a preliminary basis, using the same methodology, which was based upon a valuation determination prepared by an independent financial institution, that was used for the Warrants issued with the Notes. The original issue discount will be amortized over the life of the Additional Indebtedness. In connection with the offering of the Additional Indebtedness, the Company incurred $2.5 million of transaction costs. Interest on the Additional Indebtedness is 10% per annum in cash and PIK interest of 1% per annum, payable semi-annually in arrears on April 15 and October 15, which commenced on April 15, 2005. The Additional Indebtedness is secured by a third priority lien on all of the Company's and its guarantor subsidiaries' real property and a third priority lien on those assets that secure the Company and its guarantor subsidiaries' obligations under the senior credit facility on a first priority basis. The holders of the Additional Indebtedness are allowed to vote and consent together as one class with the holders of the Notes, except in matters regarding the registration rights agreement. Although the Additional Indebtedness is not and will not be registered with the SEC, the Additional Warrants have registration rights.

        Aggregate yearly maturities of long-term debt based upon payment terms as of March 31, 2005 (unaudited), are as follows:

2006	$25,601,804
2007	967,208
2008	5,313,564
2009	130,460,950
2010	390,273
Thereafter	121,543

Subtotal	162,855,342
Less unamortized original issue discount	(2,940,559)

$159,914,783

11.   Obligations Under Capital Leases

        During the year ended June 30, 2004, AETC entered into a Master Lease Agreement to acquire 161 vehicles for use in its school bus transportation operations. Assets under this lease aggregated $9,411,511. Payment terms range from 60 to 72 months, with skip payments in July, August and September each year, with interest added to the debt in the same months. In October 2004 an additional nine vehicles were acquired at a cost of $401,850 for use in its school bus transportation operations. In February 2005, an additional 15 vehicles were acquired at a cost of $924,780 for use in its school bus transportation operations.

        Future annual lease payments under capital lease obligations as of March 31, 2005 (unaudited) are as follows:

2006	$1,993,302
2007	1,993,302
2008	1,993,302
2009	1,801,478
2010	670,440
Thereafter	163,166

Total	8,614,990
Amount representing interest	1,805,311

Present value of future minimum lease payments	6,809,678
Current portion of capital lease obligations	1,321,373

Capital lease obligations, net of current portion	$5,488,305

        Aggregate yearly maturities of capital lease obligations based upon payment terms as of March 31, 2005 (unaudited) are as follows:

2006	$1,321,373
2007	1,467,003
2008	1,628,828
2009	1,613,122
2010	627,736
Thereafter	151,616

Total	$6,809,678

12.   Income Taxes

        The provision for income taxes consists of the following:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State and local	248,170	306,791	104,800	78,600	108,000
Deferred:
State and local	—	—	372,000	372,000	—

	$248,170	$306,791	$476,800	$450,600	$108,000

        A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

	Year Ended June 30,
	2002	2003	2004
Federal income tax rate	(34.0)%	(34.0)%	34.0%
State and local income taxes (net of federal benefit)	(10.6)%	(9.7)%	0.2%
Increase (decrease) of valuation allowance	44.6%	21.9%	(30.2)%
Reorganization costs	0.0%	23.0%	6.6%
Discount on related party debt acquisition	—	—	(8.1)%
Other	0.6%	0.7%	(1.7)%

Effective tax rate	0.6%	1.9%	0.8%

        Deferred tax assets (liabilities) are comprised of the following:

	2003	2004
	June 30, (unaudited)
Deferred tax assets:
Allowance for doubtful receivables	$473,000	$601,000
Loss and tax credit carry forwards	58,560,000	35,551,000
Accrued expenses and other	4,583,000	4,065,000

	63,616,000	40,217,000

Deferred tax liabilities:
Depreciation	(30,301,000)	(27,979,000)
Intangible assets	(1,042,000)	(1,527,000)
Accrued interest	(3,169,000)	—
Forgiveness of indebtedness income	—	(6,418,000)
Other	(171,000)	—

	(34,683,000)	(35,924,000)

Net deferred tax asset	28,933,000	4,293,000
Valuation allowance	(29,483,000)	(5,215,000)

Deferred tax liabilities (net)	$(550,000)	$(922,000)

        The Company had available, at June 30, 2004, net operating loss ("NOL") carry forwards for regular federal tax purposes of approximately $140.0 million (after the reduction described below) which expire during the years 2012 through 2024. As described in Note 3, on December 24, 2003, the Company's POR became effective and the Company emerged from bankruptcy protection. As a result of the reorganization, approximately $92.8 million of indebtedness was considered cancelled for federal and state income tax purposes. This cancellation and related transactions will result in a reduction of the available net operating loss carry forward of approximately $39.2 million, capital loss carry forward of approximately $1.8 million, tax basis of depreciable assets of $15.1 million and tax basis of non-depreciable assets of $22.3 million. The remaining portion of debt cancellation reduced the stock basis of subsidiaries. Further, should a change in ownership occur, as defined in Section 382 of the Internal Revenue Code, the Company's ability to utilize its remaining NOL in future years could be significantly limited.

        SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, the company's recent financial performance, the market environment in which a company operates, and tax planning strategies. Based on a review of the available evidence, management of the Company believes that it is more likely than not that it will realize most of its deferred tax assets. A valuation allowance has been established for the portion of those assets not expected to be realized.

13.   Related Party Transactions

        During the years ended June 30, 2002 and 2003, AETC paid advisory fees of $401,572 and $102,293, respectively to an affiliate of the major shareholder of AETG. $0 was paid to an affiliate of the major shareholder of AETG for the year ended June 30, 2004 and the nine months ended March 31, 2004 and 2005, respectively.

        AETC incurred rent expense of $253,200, $48,000, $48,000, $36,000 and $23,200 for the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively, in connection with leases of real property from affiliated companies.

        Upon the effectiveness of the POR on December 24, 2003, AETG and AETC entered into a management services agreement, with GSCP, Inc., an affiliate of GSC, a principal stockholder of the Company. Under the agreement, GSCP, Inc. agrees to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that AETG and the Company will pay to GSCP, Inc. an annual fee of $500,000 for such services. The management services agreement terminates when GSC ceases to own any shares of common stock issued upon the effectiveness of the POR. For the year ended June 30, 2004 and the nine months ended March 31, 2005, the Company incurred expense of $250,000 and $300,000, respectively, all of which remains unpaid.

        On February 10, 2004, the Company entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, the Company provides certain administrative services on behalf of ATC and ASBC. The agreement provides that ASBC will pay the Company a monthly fee of $30 per route vehicle. For the year ended June 30, 2004 and the nine months ended March 31, 2005, the Company has earned $21,000 and $42,210, respectively in fees under this agreement.

        In connection with the Company entering into the Receivable Agreement, the President and Chief Executive Officer of the Company has provided a personal guarantee in full support of the agreement, as required by Wachovia, for which he received a $125,000 guarantee fee (Note 13).

        CNY and JBS entered into an agreement with Atlantic Bus Distributors, Inc. ("ABD"), a wholly owned subsidiary of AETG, to order certain buses through ABD. Central is required to deposit 20% of the cost of these vehicles simultaneously with ABD's receipt of these vehicles from the manufacturers and pay the balance to ABD upon Central's delivery of these vehicles to its customers or within 120 days, whichever comes first. The purchase price of each bus equals the price at which ABD purchased such bus together with any costs incurred by ABD in connection with the purchase of any such vehicles. The Company sold the assets of Central New York Coach Sales and Service, Inc. on August 18, 2003 and closed Jersey Bus Sales, Inc. The Company does not anticipate ordering any buses through this agreement in the future.

        During the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, total payments made by Central under this agreement were $50,851,360, $41,649,949, $19,116,476, $19,116,456 and $0, respectively. As of June 30, 2003 and 2004 and March 31, 2005, $1,384,053, $0 and $0, respectively, of deposits under the agreement are classified as assets of discontinued operations.

14.   Equity

        As of June 30, 2004, the Company's authorized capital stock consists of 1,303,200 shares, par value $.01 per share, based upon an amendment to its certificate of incorporation, effective April 21, 2004, whereby the Company split its authorized capital stock. AETG owns 100% (651,600 shares) of the Company's outstanding capital stock. All share amounts, except par value, have been restated and adjusted to reflect this share split. There was no net effect on total shareholder's equity as a result of the share split.

15.   Commitments and Contingencies

Leases

        Minimum rental commitments as of June 30, 2004 for noncancellable equipment and real property operating leases are as follows:

	Year Ended June 30, 2004
	Real Property	Transportation and Other Equipment	Total
	(unaudited)
2005	$4,068,652	$2,364,208	$6,432,860
2006	2,805,993	1,771,118	4,577,111
2007	1,973,948	1,300,307	3,274,255
2008	1,875,021	1,187,763	3,062,784
2009	1,478,632	382,200	1,860,832
Thereafter	6,654,003	140,740	6,794,743

	$18,856,249	$7,146,336	$26,002,585

        Total rental charges amounted to $8,157,560, $7,774,175, $8,337,968, $5,990,440, and $7,400,950 for the years ended June 30, 2002, 2003 and 2004, and the nine months ended March 31, 2004 and 2005, respectively.

Litigation

        The Company is a defendant with respect to various claims involving accidents and other issues arising in the normal conduct of its business. Management and counsel believe the ultimate resolution of these matters will not have a material impact on the financial position or results of operations of AETC. There are various claims, which are insured under an automobile insurance policy issued by Reliance National Indemnity Company ("Reliance") for the period February 28, 1997 through December 31, 1998. Reliance is insolvent and as such the New York Public Motor Vehicle Liability Fund is required to provide coverage in lieu of Reliance. In May 2002, the New York State Insurance Department Liquidation Bureau notified the Company that this fund is financially strained and will be unable to provide defense or indemnification for claims, which arose during the Reliance policy period. The Company has commenced an action against the Superintendent of Insurance of New York to compel him to provide coverage, however, any related claims will be settled under the liabilities subject to compromise as a result of the reorganization.

Environmental

        The Company is aware that certain properties and facilities it owns or operates may be subject to environmental remediation in the future due to the potential impact of asbestos contaminating material and offsite issues such as leaking underground storage tanks or previous or current industrial operations. In addition, the Company has recently received notices of violations and potential violations related to certain environmental matters. The Company hired an environmental consultant, who completed Phase I Environmental Site Assessments on approximately seven of the Company's properties. Based upon the reports of the environmental consultant, the Company believes that any penalty or remediation cost would not be material. In addition, the Company has recently settled two environmental claims for immaterial amounts. As a result, management and counsel do not believe that the penalties, if any, will be material.

Outstanding Letters of Credit

        Letters of credit totaling approximately $9,309,000, $18,844,000 and $15,344,000 related to the collateralization of self insurance deductibles and worker's compensation insurance and automobile liability insurance loss funds, were outstanding as of June 30, 2003 and 2004 and March 31, 2005, respectively.

Performance Security

        AETC's transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. At June 30, 2004, AETC secured the performance of its DOE contracts through the use of cash retainages of 5% of amounts due to AETC.

        In most instances, AETC has opted to satisfy its security performance requirements by posting performance bonds. At June 30, 2003 and 2004, AETC has provided performance bonds aggregating approximately $59.0 million and $44.0 million, respectively.

Employment Agreements

        At June 30, 2004, AETC has employment agreements with certain executives of which require payments of $1,155,000, $1,177,000 and $1,203,000 in fiscal year 2005, 2006, and 2007 respectively.

        Under an employment agreement dated November 25, 2003 with an executive, that executive receives a cash exit bonus, upon a change in control, equal to the fair market value, as of the date of such change in control, of 1.5% of all issued and outstanding Company common shares immediately following the effective date of the reorganization. The exit bonus is also due and payable on a reduced basis, as defined, in the event the executive leaves the Company. In the event a change in control has not occurred prior to December 31, 2010 the exit bonus is payable January 1, 2011. The amount of estimated expense related to this exit bonus as of June 30, 2004, was minimal. The amount of exit bonus accrued, as of March 31, 2005, is $120,785.

        The same executive will receive a performance bonus of $250,000, subject to increases based on certain profitability levels to a maximum of $500,000, for 2006, if the Company signs a contract with the DOE for school bus service beginning July 1, 2005.

        An executive of the Company has entered into an agreement with the major shareholder of AETG whereby that executive will receive a bonus that will be paid by that shareholder based upon the value that shareholder receives as a result of the sale of the Company.

16.   Retirement Plans

        AETC sponsors a tax qualified 401(k) plan whereby eligible employees can invest up to 15% of base earnings subject to a specified maximum among several investment alternatives. An employer matching contribution up to a maximum of 2.5% of the employee's compensation is also invested. AETC's contributions were approximately $439,000, $416,000, $387,000, $286,000 and $261,000 for the years ended June 30, 2002, 2003, 2004, and the nine months ended March 31, 2004 and 2005, respectively.

        AETC has a qualified Profit Sharing Plan for eligible employees (primarily drivers, mechanics and escorts not covered by union deferred compensation plans). AETC's contributions are based upon hours worked. Participants are not allowed to make deferred contributions. AETC's contributions were approximately $43,000, $61,000, $68,000, $48,000 and $56,000 for the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively.

        In fiscal 1998, AETC instituted a Deferred Compensation Plan providing deferred compensation to its highly compensated employees. AETC contributed 5% of the participant's compensation to the Deferred Compensation Plan. AETC's contributions were approximately $37,000 for the year ended June 30, 2002. The plan was terminated in April 2002.

        The Company contributed to the pension plans of various unions covering drivers, mechanics and other workers as part of related union agreements. Such contributions amounted to $4,893,000, $4,991,000, $5,840,000, $3,926,000 and $4,313,000 for the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, respectively.

17.   Major Customer and Concentration of Credit Risk

        For the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005, revenues derived from the DOE were the following:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Total revenues from continuing operations	$344,957,022	$349,035,577	$363,520,687	$265,059,191	$260,258,117
DOE revenues—$	$127,034,976	$131,465,201	$155,217,213	112,472,545	114,163,393
DOE revenues—%	36.82%	37.67%	42.70%	42.43%	43.87%

        As of June 30, 2003 and 2004 and March 31, 2005, AETC had accounts receivable including retainage from the DOE of $15,920,076, $20,509,191 and $20,971,598, respectively.

        At June 30, 2003 and 2004 and March 31, 2005, substantially all cash and cash equivalents, exclusive of payroll accounts, were on deposit with one major financial institution. Deposits held with banks may exceed the amounts of insurance provided on such deposits.

        Approximately three quarters of the Company's employees are subject to 28 collective bargaining agreements that either will expire over the next two to five years, or in the case of three agreements, have already expired.

        The DOE is the Company's largest customer accounting for 42.7% of its revenue for the year ended June 30, 2004. The Company has been negotiating with the DOE to extend its contracts with the DOE, which are subject to renewal after June 30, 2005. The Company believes it has reached tentative agreement with the DOE which will provide extensions with increases, which it believes are fair. A failure to extend those contracts at rates acceptable to the Company will have a material adverse effect on its future operations.

18.   Subsequent Events

        On April 15, 2005, the Company entered into two agreements to sell two of its facilities. The first agreement, which closed on April 21, 2005, was for a gross purchase price of $4.5 million and the leaseback of the same property for a period of approximately twenty years. The triple net lease calls for monthly payments of $36,167 with annual increments of 2%. The second agreement, which closed on July 6, 2005, was for a gross purchase price of $5.0 million and the leaseback of the same property for a period of approximately ten years. The triple net lease calls for monthly payments of $39,583 with annual increments of 2.5%. The indenture governing the Notes limits, but does not prohibit, the Company from selling assets, including assets constituting collateral securing the Notes. These transactions will be made in compliance with the asset sale covenant of the indenture governing the Notes.

19.   Segment Information

        The operating segments reported below are segments of the company for which separate financial information is available and for which operating results as measured by income from operations are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the business segments are the same as those described in the Summary of Significant Accounting Policies (Note 1).

        The Company operates in two reportable segments: School Bus Operations and Paratransit and Transit Operations, both of which are conducted throughout the U.S.

        School Bus Operations provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students.

        Paratransit and Transit Operations provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. The Company also reserves and schedules passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. Our contract in Arizona, which generated approximately 11.6% of the revenues for our paratransit and transit operations in fiscal 2004, expired in December 2004 and it was not renewed.

        The summarized segment information (excluding discontinued operations), as of and for the years ended June 30, 2002, 2003 and 2004 and the nine months ended March 31, 2004 and 2005 are as follows:

	Year Ended June 30, 2002
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$288,004,283	$56,952,739	$344,957,022
Cost of operations	262,446,364	51,059,851	313,506,215
Loss from operations	(16,908,375)	(1,097,689)	(18,006,064)
Capital expenditures	16,121,554	2,134,259	18,255,813
Depreciation and amortization	22,535,436	2,537,021	25,072,457
	Year Ended June 30, 2003
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$300,433,151	$48,602,426	$349,035,577
Cost of operations	260,491,514	40,694,010	301,185,524
Income from operations	2,630,169	2,640,795	5,270,964
Total assets	244,608,261	23,061,801	267,670,062
Capital expenditures	10,235,956	1,248,074	11,484,030
Depreciation and amortization	22,588,723	2,466,308	25,055,031

	Year Ended June 30, 2004
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$321,465,664	$42,055,023	$363,520,687
Cost of operations	285,644,957	35,033,632	320,678,589
Income (loss) from operations	(8,300,217)	1,697,596	(6,602,621)
Total assets	233,320,706	21,459,733	254,780,439
Capital expenditures	18,566,304	668,872	19,235,176
Depreciation and amortization	23,549,097	2,737,828	26,286,925
	Nine Months Ended March 31, 2004
	School Bus Operations	Paratransit and Transit Operations	Total
	(unaudited)
Revenues	$233,639,784	$31,419,407	$265,059,191
Cost of operations	208,891,042	26,710,882	235,601,924
Income (loss) from operations	(4,071,858)	1,011,830	(3,060,028)
Capital expenditures	16,164,655	541,542	16,706,197
Depreciation and amortization	17,401,466	1,752,990	19,154,456
	Nine Months Ended March 31, 2005
	School Bus Operations	Paratransit and Transit Operations	Total
	(unaudited)
Revenues	$227,415,090	$32,843,027	$260,258,117
Cost of operations	213,373,555	28,850,205	242,223,760
Income (loss) from operations	(13,585,616)	644,812	(12,940,804)
Total assets	243,751,654	19,816,243	263,567,897
Capital expenditures	4,555,415	309,717	4,865,132
Depreciation and amortization	16,864,380	1,504,025	18,368,405

  Reconciliation to net income (loss)

	Years Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands)			(unaudited)
Income (loss) from operations	$(18,006)	$5,271	$(6,603)	$(3,060)	$(12,941)
Forgiveness of indebtedness income	—	—	101,493	101,493	—
Interest expense	(24,303)	(12,868)	(25,196)	(10,685)	(16,710)
Reorganization costs	—	(8,164)	(11,177)	(11,238)	(806)
Other (loss)	(1,585)	(234)	(142)	(82)	(613)

Income (loss) before provision for income taxes and discontinued operations	$(43,894)	$(15,996)	$58,375	$76,427	$(31,069)

20.   Supplemental Financial Information

        AETC has no independent assets or operations, the guarantees of the Notes are full and unconditional and joint and several, and any subsidiaries of AETC other than the subsidiary guarantors are minor, in accordance with Rule 3-10 of Regulation S-X.

21.   Valuation Allowance

	Balance at Beginning of Period	Additions- Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended June 30, 2002:
Allowance for doubtful accounts(1)	$1,175,000	$270,000	$676,000	$769,000
Valuation allowance for deferred taxes(2)	20,323,000	4,894,000	—	25,217,000
Year Ended June 30, 2003:
Allowance for doubtful accounts(1)	769,000	120,000	6,000	883,000
Valuation allowance for deferred taxes(2)	25,217,000	4,266,000	—	29,483,000
Year Ended June 30, 2004
Allowance for doubtful accounts(1)	883,000	241,000	(211,000)	1,335,000
Valuation allowance for deferred taxes(2)	$29,483,000	$—	$24,268,000	$5,215,000
Nine Months Ended March 31, 2005
Allowance for doubtful accounts(1)	1,335,000	390,000	44,000	1,681,000
Valuation allowance for deferred taxes(2)	$5,215,000	$—	$—	$5,215,000

(1)
Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amounts previously written off.

(2)
Adjustments associated with the Company's assessment of the deferred tax assets. The valuation allowance was reduced by approximately $20.5 million due to primarily the pre-tax income effect of the forgiveness of indebtedness income impacting the related federal and state net operating loss carry forwards.

ATLANTIC EXPRESS TRANSPORTATION CORP.

155,725 Common Shares

PROSPECTUS

                        , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the registrant. The table does not include any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Nature of Expense	Amount
SEC Registration Fee	$2,079.96
Printing and Engraving Expenses	25,000.00
Legal Fees and Expenses	50,000.00
Accounting Fees and Expenses	30,000.00
Transfer Agent and Registrar Fees	35,000.00
Miscellaneous Expenses	7,920.04

Total Expenses	$150,000.00

Item 14. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of New York. Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

        The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation of by-laws, or when authorized by (i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

        The Restated Certificate of Incorporation of the Company eliminates the personal liability of all of the Company's directors to the fullest extent allowed as provided by the NYBCL. The Restated

Certificate of Incorporation of the Company provides that the Company shall indemnify any director or officer of the Company made, or threatened to be made, a party to an action or proceeding if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other enterprise, not opposed to, the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. No indemnification shall be made for an action or proceeding by or in the right of the Company to procure a judgment in its favor in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such director or officer shall have been adjudged to be liable to the Company, unless and only to the extent a court determines the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. In addition, the Restated Certificate of Incorporation of the Company provides that a director's liability to the Company for breach of duty to the Company or its shareholders shall be limited to the fullest extent permitted by New York law.

        We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrants, or that may arise out of their status as directors or officers of the registrants, including liabilities under the federal and state securities laws. We have entered into indemnification agreements to indemnify our respective directors to the extent permitted under New York law.

Item 15. Recent Sales of Unregistered Securities.

        During the three years preceding the filing of this registration statement, we have issued and sold the following securities:

  On April 22, 2004, we issued and sold 115,000 units, of which (a) 105,000 units consisted of $1,000 principal amount of our 12% senior secured notes due 2008 and one warrant to purchase one common share and (b) 10,000 units consisted of $1,000 principal amount of our senior secured floating rate notes due 2008 and one warrant to purchase one common share. Atlantic Express Transportation Corp. sold the units to Jeffries & Company, Inc., the initial purchaser, who subsequently sold the units to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

  On March 3, 2005, we issued $15.0 million of 10% third priority senior secured notes due 2008, which was issued with warrants to acquire 40,752 shares, or 5%, of our common shares. We sold the notes and warrants to Airlie Opportunity Capital Management, L.P.

Item 16. Exhibits and Financial Data Schedules.

  (A)
  Exhibits

        The following is a list of all the exhibits filed as part of the Registration Statement.

3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
3.2
Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.3
Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).

3.4	Amended and Restated By-Laws of the Company (incorporated herein by reference to Exhibit 3.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.1
Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent (incorporated herein by reference to Exhibit 4.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.2
Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.3
Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent (incorporated herein by reference to Exhibit 4.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.4
Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.5	Security Agreement, dated April 22, 2004, among the Company, the guarantors party thereto and The Bank of New York, as collateral agent.
4.6	Intercreditor Agreement, dated April 22, 2004, among the Company, The Bank of New York, as collateral agent, and Congress Financial Corporation, as revolving loan agent.
4.7
Supplemental Indenture, dated March 3, 2005, among the Company, the guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.8
Note and Warrant Purchase Agreement, among the Company, the guarantors party thereto, and Airlie Opportunity Capital Management, L.P., dated March 3, 2005 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.9	Promissory Note, dated March 3, 2005 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.10	Warrant, dated March 3, 2005 (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.11
Equity Registration Rights Agreement, dated March 3, 2005, among the Company, Atlantic Express Transportation Group, Inc. and Airlie Opportunity Capital Management, L.P. (incorporated by reference to Exhibit 4.5 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.12
Amended and Restated Intercreditor Agreement, dated March 3, 2005, among the Company, the guarantors party thereto, The Bank of New York, as collateral agent, Airlie Opportunity Capital Management, L.P. and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).

4.13
Security Agreement, dated March 3, 2005, among the Company, the guarantors party thereto and Airlie Opportunity Capital Management, L.P. (incorporated by reference to Exhibit 4.7 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
5.1*	Opinion of Latham & Watkins LLP, special counsel to the Company.
8.1*	Opinion of Latham & Watkins LLP, special counsel to the Company (included as part of Exhibit 5.1).
10.1
Second Amended and Restated Loan and Security Agreement, dated April 22, 2004 (incorporated herein by reference to Exhibit 10.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.2
Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto (incorporated herein by reference to Exhibit 10.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.3
Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto (incorporated herein by reference to Exhibit 10.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.4
Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank (incorporated herein by reference to Exhibit 10.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.5
Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo (incorporated herein by reference to Exhibit 10.5 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.6
Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc. (incorporated herein by reference to Exhibit 10.6 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.7
Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders (incorporated herein by reference to Exhibit 10.7 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.8
The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979 (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
10.9
The Board of Education of the City of New York, serial no. 8108 (incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
10.10
Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.10 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).

10.11
The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
10.12
Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated herein by reference to Exhibit 10.12 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.13
Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.13 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.14
New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc. (incorporated herein by reference to Exhibit 10.14 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.15
Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company (incorporated herein by reference to Exhibit 10.15 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.16	Senior Unsecured Term Note, dated as of August 5, 2004 among Atlantic Express Transportation Corp. and GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P.
10.17	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated October 14, 2004.
10.18
Amendment No. 4 to Second Amended and Restated Loan and Security Agreement, dated January 19, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.19	Waiver Agreement, dated January 19, 2005 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.20	Letter Agreement, dated January 13, 2005 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.21	Letter Agreement, dated March 2, 2005 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.22
Amendment No. 5 to Second Amended and Restated Loan and Security Agreement, dated March 3, 2005 (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.23
Contract of Sale, dated April 15, 2005, for the real property located in Bronx, New York (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).

10.24
Lease, for the real property located in Bronx, New York (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
10.25
Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate, dated April 12, 2005, for the real property located in Los Angeles, California (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
10.26
Standard Industrial/Commercial Single-Tenant Lease, dated April 12, 2005, for the real property located in Los Angeles, California (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
16.1	Letter of Ernst & Young LLP, dated November 10, 2004 (incorporated by reference to Exhibit 16.1 of the Company's Registration Statement on Form S-4, File No. 333-116749).
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP, dated August 11, 2005.
23.3*	Consent of BDO Seidman, LLP, dated August 11, 2005.
24.1**	Power of Attorney.
99.6	Press Release, dated February 15, 2005 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
99.7	Press Release, dated March 1, 2005 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
99.8	Press Release, dated March 4, 2005 (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).

*
Filed herewith

**
Previously filed

Item 17. Undertakings.

The Registrant hereby undertakes:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4)
  to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (5)
  to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (6)
  that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Atlantic Express Transportation Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Staten Island, State of New York, on August 11, 2005.

ATLANTIC EXPRESS TRANSPORTATION CORP.
By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on August 11, 2005.

SIGNATURE	TITLE

* Peter Frank	Chairman of the Board of Directors
* Domenic Gatto	Director, Chief Executive Officer and President (Principal Executive Officer)
* Matthew Kaufman	Director
/s/ NEIL J. ABITABILO Neil J. Abitabilo	Chief Financial Officer (Principal Financial and Accounting Officer)

* By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Attorney-in-Fact

EXHIBIT LIST

3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
3.2	Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.3	Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
3.4	Amended and Restated By-Laws of the Company (incorporated herein by reference to Exhibit 3.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.1	Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent (incorporated herein by reference to Exhibit 4.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.2	Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.3	Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent (incorporated herein by reference to Exhibit 4.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.4	Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
4.5	Security Agreement, dated April 22, 2004, among the Company, the guarantors party thereto and The Bank of New York, as collateral agent.
4.6	Intercreditor Agreement, dated April 22, 2004, among the Company, The Bank of New York, as collateral agent, and Congress Financial Corporation, as revolving loan agent.
4.7	Supplemental Indenture, dated March 3, 2005, among the Company, the guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.8	Note and Warrant Purchase Agreement, among the Company, the guarantors party thereto, and Airlie Opportunity Capital Management, L.P., dated March 3, 2005 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.9	Promissory Note, dated March 3, 2005 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.10	Warrant, dated March 3, 2005 (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).

4.11	Equity Registration Rights Agreement, dated March 3, 2005, among the Company, Atlantic Express Transportation Group, Inc. and Airlie Opportunity Capital Management, L.P. (incorporated by reference to Exhibit 4.5 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.12	Amended and Restated Intercreditor Agreement, dated March 3, 2005, among the Company, the guarantors party thereto, The Bank of New York, as collateral agent, Airlie Opportunity Capital Management, L.P. and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
4.13	Security Agreement, dated March 3, 2005, among the Company, the guarantors party thereto and Airlie Opportunity Capital Management, L.P. (incorporated by reference to Exhibit 4.7 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
5.1	Opinion of Latham & Watkins LLP, special counsel to the Company.
8.1*	Opinion of Latham & Watkins LLP, special counsel to the Company (included as part of Exhibit 5.1).
10.1	Second Amended and Restated Loan and Security Agreement, dated April 22, 2004 (incorporated herein by reference to Exhibit 10.1 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.2	Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto (incorporated herein by reference to Exhibit 10.2 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.3	Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto (incorporated herein by reference to Exhibit 10.3 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.4	Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank (incorporated herein by reference to Exhibit 10.4 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.5	Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo (incorporated herein by reference to Exhibit 10.5 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.6	Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc. (incorporated herein by reference to Exhibit 10.6 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.7	Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders (incorporated herein by reference to Exhibit 10.7 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.8	The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979 (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
10.9	The Board of Education of the City of New York, serial no. 8108 (incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).

10.10	Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.10 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.11	The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K, filed with the SEC on October 15, 1997, File No. 333-25507).
10.12	Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. (incorporated herein by reference to Exhibit 10.12 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.13	Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc. (incorporated herein by reference to Exhibit 10.13 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.14	New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc. (incorporated herein by reference to Exhibit 10.14 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.15	Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company (incorporated herein by reference to Exhibit 10.15 to Atlantic Express Transportation Corp.'s Registration Statement on Form S-4, File No. 333-116749).
10.16	Senior Unsecured Term Note, dated as of August 5, 2004 among Atlantic Express Transportation Corp. and GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P.
10.17	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated October 14, 2004.
10.18	Amendment No. 4 to Second Amended and Restated Loan and Security Agreement, dated January 19, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.19	Waiver Agreement, dated January 19, 2005 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.20	Letter Agreement, dated January 13, 2005 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.21	Letter Agreement, dated March 2, 2005 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.22	Amendment No. 5 to Second Amended and Restated Loan and Security Agreement, dated March 3, 2005 (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
10.23	Contract of Sale, dated April 15, 2005, for the real property located in Bronx, New York (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).

10.24	Lease, for the real property located in Bronx, New York (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
10.25	Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate, dated April 12, 2005, for the real property located in Los Angeles, California (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
10.26	Standard Industrial/Commercial Single-Tenant Lease, dated April 12, 2005, for the real property located in Los Angeles, California (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on April 21, 2005, File No. 000-24247).
16.1	Letter of Ernst & Young LLP, dated November 10, 2004 (incorporated by reference to Exhibit 16.1 of the Company's Registration Statement on Form S-4, File No. 333-116749).
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP, dated August 11, 2005.
23.3*	Consent of BDO Seidman, LLP, dated August 11, 2005.
24.1**	Power of Attorney.
99.6	Press Release, dated February 15, 2005 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
99.7	Press Release, dated March 1, 2005 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).
99.8	Press Release, dated March 4, 2005 (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K, filed with the SEC on March 7, 2005, File No. 000-24247).

*
Filed herewith

**
Previously filed

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CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Company
The Offering
Risk Factors
Summary Consolidated Financial and Other Data
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table(1)
PRINCIPAL SHAREHOLDERS
SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE REORGANIZATION
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE SECURITIES
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Balance Sheets
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Operations
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Shareholder's Equity (Deficit)
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Notes to Consolidated Financial Statements
March 31, 2005 and 2004 (unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT LIST